    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2000


                                                      REGISTRATION NO. 333-44776
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  TELECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               WASHINGTON                                  3661                                  91-1182148
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                              2111 N. MOLTER ROAD
                         LIBERTY LAKE, WASHINGTON 99019
                                 (509) 926-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               WAYNE E. WILLIAMS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  TELECT, INC.
                              2111 N. MOLTER ROAD
                                  P.O. BOX 665
                      LIBERTY LAKE, WASHINGTON 99019-0665
                                 (509) 926-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               JOHN M. STEEL                               SCOTT L. SIMPSON
              MARK F. HOFFMAN                           CHRISTOPHER J. HOGSTAD
            W. MICHAEL HUTCHINGS                         THOMAS L. MCKEIRNAN
             KIMBERLY A. WATSON                        PAINE, HAMBLEN, COFFIN,
              GRAY CARY WARE &                           BROOKE & MILLER LLP
              FREIDENRICH LLP                       717 W. SPRAGUE AVE., STE. 1200
         999 THIRD AVE., STE. 4000                      SPOKANE, WA 99201-3505
           SEATTLE, WA 98104-4099

               JOHN M. STEEL                             PATRICK J. SCHULTHEIS
              MARK F. HOFFMAN                              LAWRENCE J. STEELE
            W. MICHAEL HUTCHINGS                         CHRISTIAN E. MONTEGUT
             KIMBERLY A. WATSON                              MARK A. CALLON
              GRAY CARY WARE &                      WILSON SONSINI GOODRICH & ROSATI
              FREIDENRICH LLP                           PROFESSIONAL CORPORATION
         999 THIRD AVE., STE. 4000                        5300 CARILLON POINT
           SEATTLE, WA 98104-4099                       KIRKLAND, WA 98033-7356

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ] _______

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED OCTOBER 30, 2000


[TELECT LOGO]

--------------------------------------------------------------------------------
12,000,000 Shares
Common Stock
--------------------------------------------------------------------------------

This is the initial public offering of Telect, Inc. and we are offering 12,000,000 shares of our common stock. No public market currently exists for our common stock. We anticipate the initial public offering price will be between $9.00 and $11.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "TLEC."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      UNDERWRITING
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                  PUBLIC              COMMISSIONS               TELECT
  Per share                               $                      $                      $
  Total                                   $                      $                      $

We have granted the underwriters the right to purchase up to 1,800,000 additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                                   CHASE H&Q
                                                      U.S. BANCORP PIPER JAFFRAY

THE DATE OF THIS PROSPECTUS IS             , 2000

                             DESCRIPTION OF ARTWORK

OUTSIDE PORTION OF GATEFOLD:

         GRAPHIC DEPICTING: Six concentric rings surround a circular graphic of a service person against a background montage featuring a cell phone, the Telect website, and the Earth. Three progressively smaller graphics show a picture of a Telect Board, an individual viewing a computer screen, and the Earth as seen from space. The left side of the page is black except for the concentric rings, and a vertical copper-colored band with white lettering that reads, "connecting the world as one." On the bottom of the black portion of the page, in copper-colored lettering, is the Telect logo, which reads "Telect-connecting the future."


GATEFOLD:

         GRAPHIC DEPICTING: A copper-colored band extends across the top of the page, where it merges with a photograph of people assembling Telect products. White lettering against the copper-colored band reads "global telecom network." Beneath the copper-colored band, black lettering against a white background reads "our products." A graphic of Earth as seen from space is centered on the page, surrounded by seven circular graphics showing, clockwise from the right:

         (1)      Internal wiring with caption: "Telzon Cross Connect Systems."

         (2) Various cables and patch cords with caption: "Teraband and Gigawave Fiber Optic Cables and Bantam and Coax Patchcords."

         (3)      Telect Board with caption "T3 Broadband Cross Connect
                  Systems."

         (4)      Frame with drawer extended with caption "LINXS Fiber Optic
                  Frames."

         (5) Circuit breaker panel with caption "Configured Circuit Breaker Panel."

         (6) Circuit board with caption "TeleMIX T1 Digital Signal Cross Connects."

         (7) Fiber optic cables with caption "Cablelinks Fiber Cable Management Systems."

         A black band extends across the bottom of the page. In the left corner, copper-colored lettering reads, "Telect-connecting the future."


BACK COVER:

         GRAPHIC DEPICTING: Against a black background, four white concentric circles surround a graphic of Earth as seen from space. A thin copper-colored line extends from earth, moves 90 degrees to the right, and then moves 90 degrees again off the top of the page. Above the horizontal portion of the copper-colored line white lettering reads, "connecting the world as one." In the lower left corner, copper-colored lettering reads, "Telect-connecting the future."

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.


                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
The Offering................................................    2
Summary Consolidated Financial Data.........................    3
Risk Factors................................................    5
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Subchapter S Corporation and Termination of Subchapter S
  Corporation Status........................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   33
Management..................................................   43
Certain Transactions........................................   52
Principal Shareholders......................................   55
Description of Capital Stock................................   57
Shares Eligible for Future Sale.............................   59
Underwriting................................................   61
Legal Matters...............................................   63
Experts.....................................................   63
Where You Can Find More Information.........................   63
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that investors should consider before investing in our common stock. Investors should carefully read the entire prospectus, including "Risk Factors" and our financial statements, before making an investment decision.

                                  OUR BUSINESS


     We manufacture and supply telecommunications network connectivity and power distribution products and services for the telecommunications industry. Our products are used primarily in telecommunications network facilities that contain network equipment. We sell our products and services in the United States primarily to telecommunications service providers, including traditional telephone companies; new entrants in the telecommunications market; original equipment manufacturers, which bundle our products with their products for resale; equipment installers; equipment distributors and private network operators. Internationally, we sell our products to original equipment manufacturers and telecommunications service providers in the public and private telecommunications network markets.



     We offer a range of telecommunications network connectivity and power distribution products and services. Our connectivity products interconnect copper, coaxial cable and fiber optic telecommunications networks and are key elements of telecommunications network facilities. Our connectivity products are designed to be compact but allow for maximum circuit capacity, which is called density. These products also are designed to be configurable and modular, to facilitate easy integration into existing telecommunications networks. Our power distribution products provide power management throughout telecommunications network facilities. We also offer engineering, configuration and installation services to assist our customers in configuring telecommunications solutions using our products and integrating these solutions into a telecommunications network. We operate manufacturing facilities in the United States and abroad and also outsource a portion of our manufacturing.


     Our objective is to become the leading provider of telecommunications network connectivity and power products and services. We plan to achieve this objective by leveraging our technology expertise to continue to develop high-density network connectivity and power distribution equipment for worldwide use. We also plan to increase our manufacturing capacity by expanding our manufacturing facilities and hiring additional operations personnel, and intend to broaden our offerings and are working to develop new products, such as optical components, and expand our global engineering, configuration and installation services. We also intend to expand our global presence by designing and developing localized versions of our products for use in specific global regions and enhancing our relationships with original equipment manufacturers to develop our product offerings. We sell our products and services worldwide through our direct sales force and domestic and international distributors, as well as through original equipment manufacturers which incorporate our equipment into the network products and services they offer.

     We were incorporated in Washington on October 14, 1982. Our principal executive offices are located at 2111 N. Molter Road, P.O. Box 665, Liberty Lake, WA 99019-0665. Our telephone number is (509) 926-6000. Our web site is www.telect.com. The information contained on, or linked to, our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by
Telect........................   12,000,000 shares

Common stock to be outstanding
  after this offering.........   131,170,000 shares


Use of proceeds...............   To make a distribution of undistributed
                                 Subchapter S corporation income of
                                 approximately $73 million as of September 30, 2000, to fund our operations, including continued development of existing products and research and development of additional products, to fund potential acquisitions of complementary businesses, technologies or products and for general corporate purposes, including working capital and expansion of our manufacturing facilities. We may also use the net proceeds of the offering to repay some or all of our outstanding debt, which was approximately $34 million as of September 30, 2000. See "Use of Proceeds" on page 17 for more detailed information.


Proposed Nasdaq National
Market symbol.................   TLEC

     Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise the over-allotment option granted to them to purchase additional shares in this offering and also assumes a 1,000-for-one stock split that occurred on July 18, 2000.

     The number of shares of common stock to be outstanding after completion of this offering is based on the number of shares outstanding as of September 30, 2000 and excludes:

     - 3,219,300 shares of common stock issuable on the exercise of stock options outstanding as of September 30, 2000 at an exercise price of $11.00 per share; and

     - 16,156,200 shares of common stock reserved for issuance under our equity incentive plan and our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

     The information below should be read in conjunction with our consolidated financial statements and the notes thereto and the sections of this prospectus captioned "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included elsewhere in this prospectus.

     For all periods presented, we operated as a Subchapter S corporation and were not subject to federal and certain state corporate income taxes. Upon completion of this offering, we will become subject to federal and state corporate income taxes applicable to Subchapter C corporations. Pro forma net income reflects the provision for income taxes that would have been recorded had we been a Subchapter C corporation during the periods presented. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the period plus 7,300,000 shares, which is the estimated portion of the shares being offered that would be necessary to fund the distribution of undistributed Subchapter S corporation income, based upon an assumed initial public offering price of $10.00 per share. Our undistributed Subchapter S corporation income is approximately $73 million as of September 30, 2000. See "Subchapter S Corporation and Termination of Subchapter S Corporation Status" and notes 2 and 11 of our consolidated financial statements.


                                                                            NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                              ---------------------------------------   -------------------------
                                 1997          1998          1999          1999          2000
                              -----------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Sales, net of discounts.....  $    82,858   $   114,580   $   168,252   $   118,967   $   201,797
Gross profit................       37,045        51,925        82,686        60,279       100,235
Operating expenses..........       25,806        33,382        44,894        31,743        50,390
Interest expense, net.......        1,004         2,001         1,675         1,411         1,471
Income from continuing
  operations................       11,400        17,000        41,445        28,491        47,201
Net income as reported......       11,332        14,368        41,552        28,932        47,201
                              ===========   ===========   ===========   ===========   ===========
Net income per share from
  continuing operations.....  $      0.09   $      0.14   $      0.35   $      0.24   $      0.40
Net income per share from
  discontinued operations...         0.00         (0.02)         0.00          0.00          0.00
                              -----------   -----------   -----------   -----------   -----------
Net income per share........  $      0.09   $      0.12   $      0.35   $      0.24   $      0.40
                              ===========   ===========   ===========   ===========   ===========
Shares used in calculation
  of net income per share...  121,321,000   121,321,000   120,059,866   120,359,747   119,170,000
                              ===========   ===========   ===========   ===========   ===========
Pro forma provision for
  income taxes..............        3,952         5,114        14,479        10,201        16,843
                              -----------   -----------   -----------   -----------   -----------
Pro forma net income........  $     7,380   $     9,254   $    27,073   $    18,731   $    30,358
                              ===========   ===========   ===========   ===========   ===========
Pro forma net income per
  common share -- basic and
  diluted...................                              $      0.21                 $      0.24
                                                          ===========                 ===========
Pro forma weighted average
  common shares
  outstanding -- basic and
  diluted...................                              127,359,866                 126,470,000
                                                          ===========                 ===========

                                                                    AS OF SEPTEMBER 30, 2000
                                                            -----------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL        PRO FORMA     AS ADJUSTED
                                                            -----------    -----------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................................   $ 38,999       $(32,036)      $ 77,964
Property, plant and equipment, net........................     28,467         28,467         28,467
Total assets..............................................    131,260        133,224        243,224
Notes payable to shareholders.............................         --         73,000             --
Long-term debt, less current portion......................      3,050          3,050          3,050
Total stockholders' equity (deficit)......................     69,848         (2,241)       107,758


     The preceding table summarizes:

     - Our actual balance sheet as of September 30, 2000.


     - Our pro forma balance sheet reflecting the declaration of the Subchapter S corporation distribution, estimated to be approximately $73 million as of September 30, 2000. It also reflects the deferred income tax assets and liabilities that would have been recorded at that date had we not elected to be taxed as a Subchapter S corporation.



     - Our pro forma as adjusted balance sheet reflects our sale of 12,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses, and reflects the payment of the Subchapter S corporation distribution, estimated to be approximately $73 million as of September 30, 2000.

                                  RISK FACTORS


     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties and the other information in this prospectus before deciding whether to invest in shares of our common stock.


                         RISKS RELATED TO OUR BUSINESS

WE EXPECT THAT THE RECENT RATE OF GROWTH IN DEMAND FOR OUR PRODUCTS WILL DECLINE, WHICH COULD HARM OUR BUSINESS AND OUR OPERATING RESULTS.

     Our business depends on continued growth in the telecommunications industry. Demand for high data transmission capacity, commonly referred to as broadband, connectivity and power distribution products has been growing at an exceptionally high rate in recent periods. We expect the current rate of growth of this demand to subside. In addition, if overall demand for these products were to decrease for any reason, our sales would likely decline, and there could be increased price competition among equipment and service providers, which would further decrease our sales, harm our business and operating results and cause our stock price to decline. Demand for broadband connectivity and power products may decline based on a number of factors, including:

     - a decrease in the rate of network infrastructure build-out, which historically has occurred on a cyclical basis;


     - a decrease in the number of telecommunications service providers in the United States seeking to install their equipment in the network facilities of other service providers;


     - a downturn in the telecommunications industry in general, or in our customers' financial performance; or

     - a decrease in demand for high-bandwidth applications.

We do not know how long the current cycle of network infrastructure build-out might last, or how long the current collocation trend in the United States might continue. Our sales may not continue to grow at the current rate, or they may decline.

WE EXPECT OUR GROSS MARGIN TO DECLINE AS OUR BUSINESS EVOLVES, WHICH COULD HARM OUR BUSINESS AND OUR OPERATING RESULTS.

     We derive a majority of our net sales from our higher-margin products. These are our digital signal cross-connect, commonly referred to as DSX, products, which connect equipment within or between telecommunications network facilities. We expect our gross margin to decrease over time as a result of several factors, including:

     - the likelihood that demand will subside for our higher-margin DSX products;

     - our plans to expand our lower-margin product and service offerings;

     - our plans to increase the percentage of our net sales represented by lower-margin sales to original equipment manufacturer customers; and

     - price competition, which we expect will increase as the current excess of demand for broadband connectivity and power distribution products subsides.

     We believe that each of these factors will exert downward pressure on our gross margin in the future. A decrease in our gross margin would adversely affect our operating results and could cause our stock price to decline.

IF WE DO NOT DECREASE THE TIME IT TAKES US TO FILL OUR CUSTOMERS' ORDERS, WE WILL LIKELY LOSE CURRENT AND POTENTIAL FUTURE ORDERS, WHICH WOULD REDUCE OUR SALES AND INCOME.


     If we do not increase our manufacturing capacity to meet the increasing demand for telecommunications network equipment and the delivery schedules of our customers, our business and operating results may suffer. We believe a customer's selection of telecommunications network equipment is based, in part, on which supplier can supply the requested equipment within the shortest time period. Customers can cancel their purchase orders with us at any time, and we have lost, and may continue to lose, potential or current orders because of our inability to fill orders as quickly as our customers request.

     During the first nine months of 2000, the amount of time it took us to fill a customer order increased from approximately one to two weeks to approximately 6 to 8 weeks. In addition, our backlog of unshipped customer orders was approximately $14 million at December 31,1999 and increased to approximately $30 million at September 30, 2000. We are currently unable to increase our manufacturing capacity, internal or outsourced, at a rate that allows us to keep up with customer orders. Our inability to meet the full demand of our existing customers may cause them to cancel orders or decline to place future orders with us. In addition, our limited manufacturing capacity may inhibit our ability to attract new customers.


OUR BUSINESS HAS GROWN RAPIDLY IN THE PAST AND IF WE EXPERIENCE RAPID GROWTH IN THE FUTURE, WE MAY HAVE DIFFICULTIES MANAGING THE GROWTH, WHICH COULD HARM OUR BUSINESS.


     In recent periods, our business has grown more rapidly than our management, operational and financial resources. Insufficient resources could:

     - prevent or delay expansion of our operations, which would prevent or delay growth of sales and income;

     - reduce the quality of our products and services, which could cause us to lose sales and income;

     - reduce the effectiveness of our management, which could harm our operating results; or

     - prevent or delay development of new or improved products and services, which could cause us to lose sales and income.

     Within the past five years we have experienced rapid growth and expansion that is straining our resources. For example, in the first nine months of 2000, our net sales increased by $82.8 million, a 69.6% increase over our sales levels in the first nine months of 1999. In the 12 months ended September 30, 2000, we increased our number of employees from 1,045 to 2,086 and increased our total manufacturing floor space by 160,000 square feet, a 50% increase.

     In general, we plan to continue to expand our operations rapidly and to significantly add to our infrastructure. This expansion is expected to place a further strain on our management, operational and financial resources, and we may not effectively manage this growth. We will not be able to adequately manage our current growth or anticipated future growth unless we invest substantial amounts of time and capital in and successfully expand:

     - technical, sales, operations and management personnel;

     - manufacturing capacity; and

     - management and operational control systems.

     Our failure to manage our growth effectively could substantially harm our business and operating results and cause our stock price to decline.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH WOULD LIKELY CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future depending on a number of factors described below and elsewhere in this "Risk Factors" section of the prospectus, including:


     - the ability to deliver our products and services on a timely basis;


     - our manufacturing capacity has tended to fluctuate with technological and regulatory changes;


     - variations in the mix of products and services we offer; and


     - operating results in the first quarter of the year that tend to be relatively lower than other quarters' results.

     Due to these and other factors, our operating results could fluctuate substantially in the future, and quarterly comparisons may not be reliable indicators or provide a reliable indication of future performance. If our operating results do not meet or exceed the expectations of securities analysts and investors, our stock price is likely to decline.

OUR INABILITY TO OBTAIN NECESSARY COMPONENT PARTS OR RAW MATERIALS FROM SUPPLIERS MAY ADD TO OUR ORDER BACKLOG AND OUR INABILITY TO MEET CUSTOMER DELIVERY TIME DEMANDS, WHICH COULD HARM OUR BUSINESS.

     The telecommunications industry is currently facing shortages of copper, brass and ceramics, as well as various components used in the manufacture of network equipment. We have in the past experienced difficulties obtaining sheet metal, copper, brass, ceramics, fiber optic cable and some electrical components used to manufacture our products. These shortages reduced our productivity and increased the time required to satisfy customer orders. If suppliers of equipment components and raw materials are unable to meet our demands for these products, we may be unable to meet our customers' demands for our products and may have to delay release of some new products, which would increase our order backlog and could harm our business and operating results.

WE OBTAIN KEY INPUTS FROM SOLE OR LIMITED SOURCES OF SUPPLY WITHOUT LONG TERM CONTRACTUAL COMMITMENTS TO AVAILABILITY OF THE INPUTS. IF THESE SOURCES ARE NO LONGER AVAILABLE, OUR PRODUCTION AND PRODUCT QUALITY MAY DECLINE WHICH COULD HURT OUR RELATIONSHIPS WITH OUR CUSTOMERS AND OUR FINANCIAL RESULTS.


     We obtain key components for a number of our products from single sources or a small number of sources. These arrangements do not provide us with long-term contractual rights to obtain these inputs. In the past, some suppliers have been unable to supply us with adequate inputs and have required us to work closely with them to meet our needs. In the future, if one or more of these suppliers are unable or unwilling to continue to provide us with inputs meeting our requirements, any of the following consequences could result:


     - we may not be able to find alternative sources of the inputs in time to prevent decreased production capacity and delayed order fulfillment;

     - we may not be able to find alternative sources of the inputs on terms that are acceptable to us;

     - alternative sources for inputs may be more costly; and

     - alternative sources of inputs may compromise the quality of our products.

     Any of these consequences could result in customer dissatisfaction, loss of orders and loss of revenues.

IF WE DO NOT ATTRACT AND RETAIN ADDITIONAL SKILLED PERSONNEL TO MEET OUR CURRENT AND FUTURE STAFFING NEEDS, WE WILL NOT BE ABLE TO GROW OUR BUSINESS TO MEET CURRENT AND FUTURE DEMAND, WHICH WILL HURT OUR BUSINESS.

     To successfully satisfy demand for our products, increase our manufacturing capacity and grow our business, we must identify, attract, retain and motivate skilled sales, marketing, technical, administrative and operations personnel. Much of the slowdown in the time it takes to fill our customers' orders is the result of our difficulty in hiring and training new employees, particularly engineering and manufacturing employees, at a sufficient rate to keep up with our growth. As of September 30, 2000, we had approximately 223 outstanding unfilled job openings, and are outsourcing some of our manufacturing and product assembly in response to labor shortages in the telecommunications industry.

     Competition for highly qualified and experienced personnel is intense due to the limited number of people available with the necessary technical skills. The Spokane, Washington metropolitan area, the location of our largest manufacturing facilities, has a relatively small pool of potential employees with the technical skills that we require. Spokane is also a small city in a relatively rural part of the country, making it more difficult for us to recruit employees from larger metropolitan areas of the country where there are larger numbers of people with the technical skills we require. In addition, competition for qualified technical and operations personnel is increasing for our Guadalajara operation due to an increase in other manufacturing plants opening or expanding in the area. Failure to attract and retain the necessary personnel would inhibit our growth and harm our business.

IF WE ARE UNABLE TO ANTICIPATE AND ADAPT TO RAPIDLY CHANGING TECHNOLOGY, OUR EXISTING PRODUCTS MAY BECOME OBSOLETE OR UNMARKETABLE.

     We compete in the market for telecommunications network equipment and services. This market is characterized by rapid technological changes, evolving industry standards, particularly for fiber optic transmission products, changing customer needs and frequent new equipment and service introductions. These changes could make our existing products or products under development obsolete or unmarketable. Our future success will depend, in large part, on our ability to timely and cost-effectively:

     - respond to emerging industry standards and other technological changes;

     - develop and enhance our internal technical capabilities and expertise;

     - broaden our network equipment and service offerings; and

     - adapt our products and services to new technologies, new markets and new customer requirements as they emerge.


     If we fail to anticipate or respond in a cost-effective and timely basis to these market changes, our business, operating results and financial condition will be harmed and our stock price will decline. Even if we are successful in developing products in a timely and cost-effective manner to meet these market changes, we may not effectively market those products. Development efforts necessary to meet these technological and market challenges will require us to incur substantial expenses, which will reduce our operating results in the near term.

OUR RELIANCE ON INDEPENDENT MANUFACTURERS COULD DELAY OUR FULFILLMENT OF ORDERS OR RESULT IN DECREASED QUALITY OF OUR PRODUCTS, WHICH WOULD RESULT IN CUSTOMER DISSATISFACTION AND POTENTIAL LOST SALES.



     We rely on independent manufacturers to perform some aspects of the manufacture of our products, including light assembly. Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity and reduced control over delivery schedules, manufacturing yields and costs. Quality problems with independent manufacturers could delay production, or degrade the quality, of our products. This could cause customer dissatisfaction and loss of sales and revenues. We have less control over the manufacturing processes of our independent manufacturers than we have over our own manufacturing processes. This means that we are not able to monitor manufacturing quality as closely as we do with our own manufacturing processes. Also, if an independent manufacturer experiences quality problems in its manufacturing processes, we may not discover the problem until after the problem components have been incorporated into our products. Additionally, we may not be able to cause the independent manufacturer to correct the problem in time to prevent delays in production, or at all.



     Some of our independent manufacturers may also be undercapitalized. Our independent manufacturers may not be able to continue to provide manufacturing services to us. Also, we do not have long-term contractual commitments with our independent manufacturers. They could discontinue providing us manufacturing services at any time. If these independent manufacturers are unable or unwilling to continue to manufacture or assemble our products in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of three months. Alternative sources may not be available to us quickly enough to satisfy our production requirements on a timely basis or may not be available to us at all.



WE HAVE SIGNIFICANT INTERNATIONAL MANUFACTURING OPERATIONS AND SELL OUR PRODUCTS IN SEVERAL COUNTRIES AND OUR INTERNATIONAL OPERATIONS EXPOSE US TO NUMEROUS RISKS THAT COULD HARM OUR BUSINESS.


     International sales accounted for approximately 14.2% of our net sales in fiscal 1999, 15.0% of our net sales in fiscal 1998 and 1.0% of our net sales in fiscal 1997. We expect international sales to increase as a percentage of our net sales in the future. In support of our international sales, we operate manufacturing and assembly facilities in Mexico and Poland and plan to develop manufacturing facilities in Brazil and China. Our international sales and international manufacturing operations expose our business to numerous risks that could harm our business, including:

     - difficulties in managing our remote facilities or the need to rely on new, local management;

     - significant parts of our manufacturing operations are located in countries that are less developed and are more at risk for political, social and economic instability;


     - fluctuations in the exchange rate of the U.S. dollar and other foreign currencies;


     - the burdens of complying with a variety of foreign laws and telecommunications standards; and

     - risks associated with natural occurrences because our factory in Mexico is in an earthquake zone.

     Any of these factors could harm our business and operating results.

EMPLOYEES AT OUR MEXICO AND POLAND FACILITIES ARE MEMBERS OF LABOR UNIONS. IF THESE EMPLOYEES STRIKE OR TAKE OTHER COLLECTIVE LABOR ACTION, PRODUCTION AT THE AFFECTED FACILITIES COULD BE REDUCED AND CUSTOMERS COULD BECOME DISSATISFIED.

     A significant number of employees at our facilities in Mexico and Poland are union members and their employment is governed by collective bargaining agreements with those unions. The fact that the employees are organized makes it more likely that they would take collective action. It also increases the employees' bargaining power, which increases their ability to negotiate for benefits that are more expensive. Any collective action by these employees could stop production at the affected facilities. This could prevent us from filling customer orders in a timely manner which could cause customer dissatisfaction and loss of sales and market share. While the collective bargaining agreements for both Mexico and Poland are for indefinite terms, at some point the collective bargaining agreements will be renegotiated. The terms of the renegotiated agreements may be less favorable to us and may increase our production costs.

WE PLAN TO PURSUE THE ACQUISITION OF NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS AND TECHNOLOGIES TO GROW OUR BUSINESS. UNSUCCESSFUL ACQUISITIONS COULD HARM OUR OPERATING RESULTS, BUSINESS AND GROWTH.

     We have acquired in the past, and plan to acquire in the future, businesses, products and technologies that complement or augment our existing businesses, services and technologies as opportunities for such acquisitions come to our attention. If we are not able to integrate any newly acquired entities or technologies effectively, our operating results, business and growth could be harmed. Integrating any newly acquired businesses or technologies may be expensive and time consuming, and will divert our management's attention away from our day-to-day operating activities. In addition, acquisition of new businesses, products and technologies can lead to disputes, which will further divert our management's attention. For example, we recently resolved in our favor a dispute with a company from which we acquired a product line. We may also not be able to operate any acquired businesses profitably or otherwise implement our business strategy successfully.

OUR SUCCESS DEPENDS ON THE CONTINUING CONTRIBUTION OF OUR KEY PERSONNEL, WHO MAY LEAVE US AT ANY TIME, INCLUDING SEVERAL KEY MEMBERS OF OUR MANAGEMENT TEAM, AND OUR ABILITY TO INTEGRATE NEW PERSONNEL.

     Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. In particular, the loss of the services of Wayne E. Williams, our president and chief executive officer, could harm our business. We do not have employment agreements with any of our key personnel, and they may leave us at any time and compete with us. If we are unable to retain our executive officers and key personnel, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of our business.


A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR NET REVENUES AND THE LOSS OF, OR A REDUCTION IN ORDERS FROM, A KEY CUSTOMER COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR OPERATING RESULTS AND CAUSE OUR STOCK PRICE TO DECLINE.



     A small number of customers account for a significant portion of our net sales. The loss of any of our key customers could result in lower than expected net sales and cause our stock price to decline. For the fiscal year ended December 31, 1999, sales to our ten largest customers accounted for approximately 54% of net revenues. For the nine months ended September 30, 2000, sales to our top ten customers were approximately 51% of net revenues. Substantially all of our sales are made on a purchase order basis and most of our customers are not obligated to purchase additional products or services from us or to continue using our products or services. This makes us vulnerable to losing our customers to providers of competing products. The future loss or deferral of, or any reduction in orders from, one or more significant customers could have a negative impact on our net sales and could harm our business and operating results.

OUR PRODUCTS ARE USED BY TELECOMMUNICATIONS SERVICE PROVIDERS THAT INSIST ON HIGHLY RELIABLE PRODUCTS AND ANY DEFECTS OR PERCEIVED DEFECTS IN OUR PRODUCTS COULD GREATLY DAMAGE OUR REPUTATION AND OUR BUSINESS.

     To be successful in the telecommunications industry, participants in the industry must believe that we offer high quality, timely and reliable products and services that will reduce their costs. If we deliver equipment with undetected defects, if our equipment fails, or if our equipment is perceived to be defective, our reputation and equipment sales could suffer. This is especially true because our customers are telecommunications service providers. Telecommunications service providers insist on high standards of quality and reliability from equipment suppliers because the services they provide are often critical to their customers. Perceived defects in our products could result from any of the following factors:

     - Our products require customers to conduct occasional maintenance. Failure to do proper maintenance could result in performance problems that could be perceived as defects.

     - Most of the products we sell are not installed by us and our products work with other equipment in a complex environment that is densely packed with other complex equipment. This can lead to incorrect installation of our products, which could be perceived to be a defect in our products. For example, we are currently working to resolve an issue with a customer relating to a power distribution product that we believe was incorrectly installed by the end user. Resolution of this issue may involve replacement and installation of some or all of the products at a substantial cost.

     - Our equipment is often integrated with our customers' equipment, and it can be difficult to identify the source of a problem should one occur. Our equipment may be erroneously identified as the source of a problem caused by equipment other than our own.

     The occurrence of defects, errors or failures, or perceived defects or errors, could result in delays in installation, product returns, product liability and warranty claims and other losses to us or to our customers. We may be exposed to a higher risk of product defects due to our foreign manufacturing facilities and outsourcing, each of which is more difficult to manage than our domestic manufacturing facilities. We carry insurance policies covering some of these possible liabilities, but these policies may not provide sufficient or any protection should a claim be asserted. A material product liability claim or rejection or return of products, whether successful or not, could be costly, damage our reputation and distract key personnel, any of which could harm our business and operating results.

IF WE ARE NOT ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY SUFFER.

     We seek to protect our intellectual property by relying on a combination of patent, copyright, trademark and trade secret laws, and contractual restrictions. If these efforts are not successful, our competitors will be better able to compete against us. This could reduce our sales and our margins. We hold 25 domestic patents and have filed 18 domestic pending patent applications to protect our proprietary technology. We also pursue limited patent protection for some of our technology outside the United States. These pending applications may not be approved or, if approved, may not be issued with the scope of the claims we seek. Also, any patents we receive may be challenged or invalidated, or may otherwise be ineffective in protecting our proprietary technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. We generally enter into confidentiality agreements with our employees. We also limit access to and distribution of our proprietary information. We cannot assure you that we or our customers will continue to take the steps we currently take or that the steps will be adequate to prevent our respective proprietary rights from being compromised, particularly as we increase our foreign operations.

     Despite our efforts to protect our intellectual property, third parties may obtain or infringe upon our intellectual property. That party might be able to capture a portion of our market and, if they can manufacture less expensively than we do, they could become a price leader in our market, which would reduce our margins and could adversely impact our net sales. For example, we believe a company in Taiwan is manufacturing DSX products based on our DSX designs and is selling them in Taiwan and elsewhere in Asia. These sales are adversely affecting our Taiwanese and other Asian sales. This and other pirating of our intellectual property could adversely affect our business, gross margin and operating results.

WE HAVE IN THE PAST BEEN INVOLVED IN LITIGATION WITH RESPECT TO OUR INTELLECTUAL PROPERTY RIGHTS AND COULD BE INVOLVED IN SIMILAR LITIGATION IN THE FUTURE, WHICH COULD HARM OUR BUSINESS AND OPERATING RESULTS.


     We have in the past sued, and have been sued by, third parties concerning our intellectual property rights. New products or technology applications may subject us to patent infringement suits in the future. If we do not prevail, we may be required to pay substantial damages, be required to stop using some of our intellectual property, or be required to pay license fees to a third party to use the intellectual property. Any required licenses, if available, could be very costly. Whether or not we prevail, involvement in litigation can be very expensive and can divert a significant amount of our management's time and could harm our business and operating results. In addition, new product introductions could be delayed until potential patent issues are resolved.


OUR FORMER STATUS AS A SUBCHAPTER S CORPORATION COULD EXPOSE US TO LIABILITY IF IT IS DETERMINED THAT WE WERE NOT ENTITLED TO SUBCHAPTER S STATUS.

     We elected Subchapter S corporation status under the Internal Revenue Code on April 1, 1987, and held such status prior to the completion of this offering. If the Internal Revenue Service were to challenge our status and determine that we did not meet the Internal Revenue Code requirements for Subchapter S corporations, we could be liable for unpaid federal and state corporate income taxes for all or a part of the time that we elected Subchapter S corporation status, plus interest and possible penalties. Prior to the consummation of the offering, we will enter into a tax indemnification agreement with our shareholders that may not cover all liabilities to which we would be subject.

HAZARDOUS SUBSTANCES IN OUR MANUFACTURING PROCESSES OR FACILITIES COULD SUBJECT US TO LIABILITY.

     We use hazardous substances in our manufacturing processes and have purchased facilities where hazardous substances may have been used in the past. Use of hazardous substances is regulated by federal, state, local and international governments. If we violate these regulations in our handling of hazardous substances or our use of facilities containing hazardous substances, we may face monetary penalties or other legal obligations. We may also have limitations imposed on how we operate our business. If a release of hazardous substances occurs on or from any of the properties that we lease or use, we may be held liable and may be required to pay the cost of remediation and other financial penalties. The amount of any such liability could be material and could harm our business and operating results. Changing regulations could also force us to change material used in some of our products. Such changes could increase our expenses and delay product shipments.

                         RISKS RELATED TO OUR INDUSTRY

THE TELECOMMUNICATIONS NETWORK EQUIPMENT AND SERVICES MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND IF WE CANNOT COMPETE EFFECTIVELY, OUR BUSINESS WILL SUFFER.

     Competition among companies who supply telecommunications network equipment and services to telecommunications service providers is intense. If we are unable to compete effectively against our current or future competitors, our operating results will suffer and our business will be harmed. We currently face competition for the sale of all of our products and services from at least three substantially larger, established telecommunications suppliers: ADC Telecommunications, Inc., Lucent Technologies Inc. and Corning, Inc., which acquired Siecor Corporation and Siecor GmbH, in February 2000. We face competition for our broadband connectivity products and services principally from ADC Telecommunications, Corning and Lucent Technologies. The principal competitors for our power distribution products are Hendry Telephone Products Plc., Marconi Communications Plc., PECO II, Inc., Siemens and TSI, a division of Emerson Electric Co. We expect increased competition from existing competitors and from other companies that may offer new or improved broadband connectivity or power products. Increased competition may result in price reductions, a reduced gross margin and loss of market share.

     Several of our competitors have significantly greater financial, manufacturing, sales and marketing, technical and labor resources than we do. For example, many of these competitors have the ability to provide customers with end-to-end telecommunications networks and systems, including the network connectivity and power distribution equipment that we provide. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Such competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or may be introduced earlier than our solutions. In addition, some of our competitors are also able to provide purchase financing, which is an increasingly important element of the equipment market. We do not provide purchase financing to our customers. Some of our customers manufacture telecommunications equipment and may in the future decide to manufacture products they have previously purchased from us.

CONSOLIDATION IN THE TELECOMMUNICATIONS INDUSTRY COULD REDUCE DEMAND FOR OUR PRODUCTS.

     In recent years, several telecommunications service providers have been acquired by their competitors. Our contracts do not require that a customer purchase a minimum level of equipment from us. As a result, if one of our customers is acquired by a company that does not buy our products, we may lose that business. Acquisitions have in the past negatively impacted our sales as the merged entities reassessed their collective network equipment. In the future, orders from a customer that acquires, or is acquired by, another company may temporarily decrease or entirely cease as the customer coordinates or streamlines its purchasing efforts.

WE SELL OUR PRODUCTS AND SERVICES TO CUSTOMERS THAT ARE SUBJECT TO GOVERNMENT REGULATIONS THAT ARE CHANGING AND THAT COULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES.

     We sell our products and services to customers in the telecommunications industry, which is subject to regulation in the United States and other countries. These regulatory requirements continue to change. It is possible that future changes in regulations applicable to our customers, or future effects from past regulatory changes, could reduce the demand for our products. We cannot accurately predict what the effects of these changes will be.

     Our success will depend in part on the reaction of our existing and prospective customers to regulatory trends, including the enactment of the Telecommunications Act of 1996. The full impact of these regulatory changes on the market for our products is difficult to predict. Competition in the market for telecommunications network equipment could intensify as a result of the changes in regulation. Changes in current or future laws or regulations in the United States or elsewhere could adversely affect our business.

MANY OF OUR PRODUCTS REQUIRE GOVERNMENT AND/OR INDUSTRY CERTIFICATION AND OUR BUSINESS COULD BE NEGATIVELY IMPACTED IF CERTIFICATION OF OUR PRODUCTS BY CERTIFICATION AGENCIES IS DELAYED.

     Many of our products must meet governmental and industry safety requirements, either directly or because our customers are required to comply with safety regulations and require that the products they order from us comply with the regulations. Typically, our products must be compliant with and certified by certifying agencies and bodies, including the Underwriters Laboratories, Canadian Safety Agency, European Conformity and, more recently, the Network Equipment Building Standard and Federal Communications Commission requirements for electro-magnetic emissions from active products. Certification typically requires a company to secure lab time to perform testing on the equipment to be certified. It is often difficult to secure adequate lab time because there are a limited number of labs that are capable of providing certification services. We may not be able to obtain the regulatory approvals and certifications we need to sell our products on a timely basis, or at all. If a product fails these tests, we would incur significant redesign expense and product release would be delayed. If we fail to obtain these approvals and certifications on a timely basis, we would likely lose sales and revenues and our stock price could decline. If any of our approvals or certifications are revoked, we would likely lose a portion of our sales and our business and stock price would likely be harmed.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE SUCCESS OF EMERGING
TELECOMMUNICATIONS SERVICE PROVIDERS, WHICH MAY BE UNABLE TO EFFECTIVELY COMPETE AGAINST ESTABLISHED COMPANIES.

     Some of our customers are emerging telecommunications service providers who compete against existing telephone companies. These new participants only recently began to enter these markets, and many of these service providers are still building their networks and introducing their services. They require substantial capital for the development, construction and expansion of their networks and the introduction of their services. If emerging telecommunications service providers fail to acquire and retain customers or are unsuccessful in raising needed funds or responding to any other trends, such as price reductions for their services or diminished demand for telecommunications services in general, they could be forced to reduce their capital spending programs, which would harm our business.

                         RISKS RELATED TO THIS OFFERING

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL HAVE SIGNIFICANT VOTING CONTROL OVER US AND MAY APPROVE OR REJECT MATTERS CONTRARY TO SOME OF OUR SHAREHOLDERS' VOTE.

     Our executive officers and directors, together with their affiliates, will beneficially own an aggregate of approximately 72.4% of our outstanding common stock following the completion of this offering. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or similar transactions, even if other shareholders disagree. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could result in a lower stock price and prevent shareholders from realizing a premium price for their shares associated with an acquisition.

WE HAVE BROAD DISCRETION TO USE THE NET OFFERING PROCEEDS AND OUR INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. We intend to use the net proceeds from this offering to fund our operations, including continued development of existing products and research and development of additional products, to make a distribution of undistributed Subchapter S income of approximately $73 million as of September 30, 2000, to expand our manufacturing facilities, to fund potential acquisitions and for general corporate purposes, including working capital. We may also use the net proceeds of this offering to repay some or all of outstanding debt which was approximately $34 million as of September 30, 2000. The net proceeds of this offering may be used for corporate purposes that do not increase our operating results or our market value.

ANTI-TAKEOVER PROVISIONS THAT APPLY TO US COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

     Provisions of our articles of incorporation, bylaws and Washington law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. Provisions with possible anti-takeover effects include those which:

     - divide our board of directors into three classes;

     - authorize the issuance of preferred shares that can be created and issued by the board of directors without prior shareholder approval, commonly referred to as "blank check" preferred shares, with rights senior to those of common shares;

     - prohibit shareholders from calling special meetings;

     - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting; and

     - prohibit transactions, including mergers and asset sales, without approval of our board of directors.


     See "Description of Capital Stock" for a description of these documents and statutes.


SHARES ELIGIBLE FOR FUTURE SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

     If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock, as potential investors could purchase shares in the public market, instead of directly from us. See "Shares Eligible for Future Sale" for more information regarding future sales of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "intends," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Before investing in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and operating results.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 12,000,000 shares of common stock we are offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $110.0 million. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $126.7 million. We anticipate using:

     - approximately $73 million of the net proceeds to make a distribution of undistributed Subchapter S income as of September 30, 2000;


     - approximately $21 million of the net proceeds to fund capital expenditures for fiscal year 2001; and


     - the remaining net proceeds for general corporate purposes, including working capital, additional sales and marketing efforts and continued development of existing products and research and development of additional products and expansion of our manufacturing facilities.


     We also intend to use some of the net proceeds from the offering to repay some or all of our outstanding debt and to fund potential acquisitions of complementary businesses, technologies or products, although we have no arrangements or understandings for any acquisitions at this time. Our outstanding debt was approximately $34 million as of September 30, 2000. Interest on $28 million of this debt is payable monthly at the Bank of America fully floating prime rate of 9.00% at September 30, 2000, or, at our option, at the LIBOR rate plus 1.75%. The remaining $6 million of debt bears interest at rates between 5.70% and 9.50% and matures on varying dates between December 2000 and August 2004.


     Timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business. Until we use the net proceeds from this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return. Our actual use of the net proceeds of the offering could vary materially from the amounts described above. See "Risk factors -- We have broad discretion to use the net offering proceeds and our investment of these proceeds may not yield a favorable return."

                                DIVIDEND POLICY

     Except for the Subchapter S corporation distribution and our contractual obligations under the tax indemnification agreement, we do not anticipate declaring or paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the expansion and continued development of our business. Restrictions or limitations on the payment of dividends currently exist and may be imposed in the future under the terms of credit agreements or under other contractual provisions. In the absence of such restrictions or limitations, the declaration and payment of any dividends will be at the discretion of our board of directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2000:

     - on an actual basis;

     - on a pro forma basis to give effect to the intended distributions to Subchapter S corporation shareholders of approximately $73 million of undistributed Subchapter S corporation income as of September 30, 2000, for which shareholders of record prior to the closing of this offering have been or will be taxed; and

     - on a pro forma as adjusted basis to give effect to the sale of 12,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.


                                                                   SEPTEMBER 30, 2000
                                                                      (UNAUDITED)
                                                         --------------------------------------
                                                                                    PRO FORMA
                                                          ACTUAL     PRO FORMA     AS ADJUSTED
                                                         --------    ----------    ------------
                                                          (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Long-term debt.........................................  $ 3,050      $ 3,050        $  3,050
Stockholders' equity:
  Preferred stock, $0.001 par value -- authorized,
     100,000,000 shares; issued and outstanding, 0;
     issued and outstanding, pro forma and pro forma as
     adjusted, 0.......................................       --           --              --
  Common stock, $0.001 par value -- authorized,
     400,000,000 shares; issued and outstanding, actual
     and pro forma, 119,170,000; issued and
     outstanding, pro forma as adjusted, 131,170,000...      119          119             131
  Additional paid-in capital...........................      581          581         110,569
  Retained earnings (deficit)..........................   69,134       (2,955)         (2,955)
  Accumulated comprehensive loss ......................       14           14              14
                                                         -------      -------        --------
     Total stockholders' equity (deficit) .............   69,848       (2,241)        107,759
                                                         -------      -------        --------
     Total capitalization .............................  $72,898      $   809        $110,809
                                                         =======      =======        ========


The preceding table is based on shares outstanding as of September 30, 2000. This table does not include 3,219,300 shares of common stock issuable on the exercise of outstanding options and 9,697,700 shares of common stock reserved for issuance under our 2000 equity incentive plan and 6,458,500 shares of common stock reserved for issuance under our 2000 employee stock purchase plan. This table should be read in conjunction with the sections of this prospectus captioned "Subchapter S Corporation and Termination of Subchapter S Corporation Status," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the related notes included elsewhere in this prospectus.

                                    DILUTION


     Our net tangible book value as of September 30, 2000 was approximately $65 million, or $0.55 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to an estimated Subchapter S corporation distribution of approximately $73 million as of September 30, 2000 to be declared immediately prior to completion of this offering, our net tangible book value at September 30, 2000 would have been $(7.1) million, or $(0.06) per share. After giving effect to our sale of the 12,000,000 shares of common stock offered by this prospectus, based upon an assumed initial public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at September 30, 2000 would have been $102.9 million, or $0.78 per share. This represents an immediate increase in net tangible book value of $0.23 per share to existing shareholders and an immediate dilution of $9.22 per share to new investors purchasing shares at the initial public offering price. Dilution is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share. The following table illustrates this per share dilution:


Assumed initial public offering price per share.............           $10.00
                                                                       ------
  Net tangible book value per share as of September 30,
     2000...................................................  $0.55
  Net decrease per share attributed to Subchapter S
     corporation distributions..............................  (0.61)
                                                              -----
  Increase in net tangible book value per share attributable
     to this offering.......................................   0.84
                                                              -----
Adjusted net tangible book value per share after this
  offering..................................................             0.78
                                                                       ------
Dilution per share to new investors.........................             9.22
                                                                       ======

     The following table sets forth, as of September 30, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and by investors purchasing shares in this offering, based upon the initial public offering price of $10.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses and excluding the assumed issuance of 7,300,000 shares in connection with the Subchapter S corporation distribution:

                              SHARES PURCHASED        TOTAL CONSIDERATION
                            ---------------------    ----------------------    AVERAGE PRICE
                              NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                            -----------   -------    ------------   -------    -------------
Existing shareholders.....  119,170,000     90.9%    $    700,208      0.6%       $ 0.01
New investors.............   12,000,000      9.1      120,000,000     99.4         10.00
                            -----------    -----     ------------   ------
          Total...........  131,170,000    100.0%    $120,700,208    100.0%
                            ===========    =====     ============   ======

     If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 13,800,000, or 10.4% of the total shares of common stock outstanding after this offering.

     In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution. As of September 30, 2000, there were 3,219,300 options outstanding. We have reserved 9,697,700 shares of common stock for issuance under our 2000 equity incentive plan and 6,458,500 shares of common stock for issuance under our 2000 employee stock purchase plan. To the extent the options issuable under our equity incentive plan are exercised, and to the extent common stock is issued pursuant to our stock purchase plan, new investors will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and for each of the nine-month periods ended September 30, 1999 and 2000, and the balance sheet data as of December 31, 1995, 1996, 1997, 1998 and 1999, and at September 30, 2000, are derived from our financial statements. The 1997, 1998 and 1999 annual financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and their related report are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 are derived from our historical financial statements not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial position and results of operations for the unaudited periods. Results for the nine months ended September 30, 2000 are not necessarily indicative of results for the year.


     As a Subchapter S corporation, we have not been subject to federal and certain state corporate income taxes. Our Subchapter S corporation status will terminate prior to completion of this offering. Therefore, the historical net income and net income per share data set forth below do not include provisions for federal and certain state corporate income taxes. The pro forma income tax expense and pro forma net income data set forth below are unaudited and reflect the provision for income taxes that would have been recorded had we been a Subchapter C corporation. The pro forma balance sheet data set forth below reflects the declaration of the Subchapter S corporation distribution, estimated to be approximately $73 million as of September 30, 2000. It also reflects the deferred income tax assets and liabilities that would have been recorded at that date had we not elected to be taxed as a Subchapter S corporation.

                                                                                                NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                           -------------------------------------------------   -------------------
                                            1995      1996      1997       1998       1999       1999       2000
                                           -------   -------   -------   --------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Sales, net of discounts..................  $47,769   $66,575   $82,858   $114,580   $168,252   $118,967   $201,797
Cost of sales............................   25,498    37,236    45,813     62,655     85,566     58,688    101,561
                                           -------   -------   -------   --------   --------   --------   --------
  Gross profit...........................   22,271    29,339    37,045     51,925     82,686     60,279    100,235
Operating expenses:
  Research, development and engineering..    1,815     2,479     3,515      3,997      5,544      3,783      6,975
  Selling, general and administrative....   13,258    17,597    22,291     29,385     39,350     27,960     43,415
                                           -------   -------   -------   --------   --------   --------   --------
  Total operating expenses...............   15,073    20,076    25,806     33,382     44,894     31,743     50,390
                                           -------   -------   -------   --------   --------   --------   --------
Operating income.........................    7,198     9,263    11,239     18,543     37,792     28,536     49,845
Interest expense, net....................     (699)     (557)   (1,004)    (2,001)    (1,675)    (1,411)    (1,471)
Other income (expense), net..............      279       529     1,459        619      7,024      2,343       (186)
                                           -------   -------   -------   --------   --------   --------   --------
Income before discontinued operations and
  income tax.............................    6,778     9,235    11,694     17,161     43,141     29,468     48,188
State and foreign income tax expense.....      116        --       294        161      1,696        978        987
                                           -------   -------   -------   --------   --------   --------   --------
Income from continuing operations........    6,662     9,235    11,400     17,000     41,445     28,490     47,201
Income (loss) from discontinued
  operations, net of taxes...............     (747)      (88)      (68)    (2,632)       107        442         --
                                           -------   -------   -------   --------   --------   --------   --------
Net income, as reported..................    5,915     9,147    11,332     14,368     41,552     28,932     47,201
Pro forma income tax expense.............    2,194     3,517     3,952      5,114     14,479     10,201     16,843
                                           -------   -------   -------   --------   --------   --------   --------
Pro forma net income.....................  $ 3,721   $ 5,630   $ 7,380   $  9,254   $ 27,073   $ 18,731   $ 30,359
                                           =======   =======   =======   ========   ========   ========   ========

Net income per share from continuing
  operations:
  Basic and diluted......................  $  0.06   $  0.08   $  0.09   $   0.14   $   0.35   $   0.24   $   0.40
                                           -------   -------   -------   --------   --------   --------   --------
Net income per share from discontinued
  operations:
  Basic and diluted......................  $ (0.01)  $  0.00   $  0.00   $  (0.02)  $   0.00   $   0.00   $   0.00
                                           -------   -------   -------   --------   --------   --------   --------
Net income per share:
  Basic and diluted......................  $  0.05   $  0.08   $  0.09   $   0.12   $   0.35   $   0.24   $   0.40
                                           -------   -------   -------   --------   --------   --------   --------
Basic and diluted weighted average shares
  outstanding............................  121,321   121,321   121,321    121,321    120,060    120,360    119,170
                                           -------   -------   -------   --------   --------   --------   --------
Pro forma net income per share:
  Basic and diluted......................                                           $   0.21              $   0.24
                                                                                    --------              --------
Pro forma basic and diluted weighted
  average shares outstanding.............                                            127,360               126,470


                                                                                               AS OF SEPTEMBER 30,
                                                           AS OF DECEMBER 31,                          2000
                                             -----------------------------------------------   --------------------
                                              1995      1996      1997      1998      1999      ACTUAL    PRO FORMA
                                             -------   -------   -------   -------   -------   --------   ---------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................  $ 9,449   $13,923   $16,008   $19,235   $40,000   $ 38,999   $(32,036)
Property, plant and equipment, net.........    5,167     7,685    14,986    16,672    18,447     28,467     28,467
Total assets...............................   24,997    34,601    48,469    69,549    83,347    131,260    133,224
Notes payable to shareholders..............       --        --        --        --        --         --     73,000
Long-term debt, net of current portion.....    2,121     3,309     7,624     6,450     4,791      3,050      3,050
Total stockholders' equity (deficit).......   13,449    19,331    23,843    29,902    54,387     69,848     (2,241)

  SUBCHAPTER S CORPORATION AND TERMINATION OF SUBCHAPTER S CORPORATION STATUS

     We have been treated as a Subchapter S corporation for federal income tax purposes since April 1, 1987. As a result, we have not been liable for federal and certain state corporate income taxes, and all of our earnings have been subject to federal and certain state income taxation directly at the shareholder level. Our Subchapter S corporation status will terminate prior to the closing of this offering, at which time we will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code and applicable state income tax laws. Pro forma statement of operations data included in this prospectus have been adjusted to include pro forma income tax provisions as if we had been a Subchapter C corporation during the relevant periods.

     In connection with the closing of this offering, we intend to make a distribution to our existing shareholders on the effective date of this offering, in the approximate amount of $73 million as of September 30, 2000. This is the approximate amount of our cumulative Subchapter S income for the period we were a Subchapter S corporation, minus distributions made to our shareholders during that period. We are making the distribution to our shareholders of record prior to the offering because they have been, or will be, taxed on our net income and, as our shareholders prior to the offering, are entitled to such distribution. The amount of the Subchapter S corporation distribution will be determined by closing our books as of the date that our status on a Subchapter S corporation terminates and determining the amount of the undistributed Subchapter S corporation income as of such date. The distribution will be made in the form of promissory notes bearing interest at the Bank of America prime rate. The notes will be repaid following consummation of this offering from the net proceeds of this offering. Investors purchasing shares in this offering will not receive any portion of the distribution or repayment.

     Prior to the Subchapter S corporation distribution and completion of the offering, we will enter into a tax indemnification agreement with our existing shareholders providing for, among other things, the shareholders to indemnify us for any federal and state income taxes, including interest and penalties, incurred by us if for any reason we are deemed to be treated as a Subchapter C corporation during any period in which we reported our taxable income as a Subchapter S corporation. The tax indemnification obligation of each existing shareholder is limited to the aggregate amount of all distributions made to such shareholder by us since the first day of the first tax year that we are deemed to be treated as a Subchapter C corporation, reduced by the amount of tax actually owed by such shareholder on these distributions. We believe we have met the requirements for a Subchapter S corporation and the tax indemnification agreement will provide for payment by our existing shareholders to us and by us to our existing shareholders to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of our existing shareholders.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus.


OVERVIEW

     Telect designs, manufactures and deploys network connectivity equipment for the telecommunications industry. Our products monitor, interconnect and physically organize copper, commonly referred to as twisted-pair, coaxial and fiber optic cable and connections in telecommunications network facilities. We also provide power distribution and protection equipment for telecommunications networks, as well as engineering, configuration and installation services for our customers.

     We began business in 1982 as a manufacturer of custom cable assemblies for the telecommunications industry. In response to our customers' needs, we have gradually expanded our product line to include a variety of high data transmission capacity, commonly referred to as broadband, network connectivity and power distribution products. In 1998 and 1999, we divested certain lines of business, including custom cable assemblies, in an effort to concentrate our focus on connectivity and power distribution products. In March 2000, we acquired our Telzon product line from Thomas & Betts Corporation. We intend to increase our research, development and engineering expenditures in an effort to further broaden our product line to include more fiber optic components and power distribution products. We recently began offering engineering, configuration and installation services through our integrated systems group. Although our service revenues have not been material to date, we intend to expand our global engineering, configuration and installation services in the future.

     Our primary manufacturing and administrative facilities are located near Spokane, Washington. We have gradually expanded those facilities. In 1998, we opened a manufacturing facility in Mexico and on February 29, 2000, we acquired a manufacturing facility in Poland. We currently occupy approximately 480,000 square feet of manufacturing and administrative space, and expect to increase this to approximately 645,000 square feet by the end of 2000.

     We sell our products worldwide to telecommunications service providers through direct sales and indirectly through distributors and, to a lesser extent, original equipment manufacturers, which bundle our products with their products for resale. All of our sales, net of discounts, are recognized at the time of shipment to both end-user customers and distributors. We do not have a written return policy and address customer return requests on a case-by-case basis. Historically, returns have been immaterial. We derive a majority of our revenues from the sale of broadband connectivity products. Power distribution products accounted for 15.5% of our net sales in the first nine months of 2000, and we expect sales of these products to account for a greater percentage of our net sales in the future.

     International sales were $0.9 million, $17.3 million and $24.1 million for 1997, 1998 and 1999, and we expect international sales to increase in absolute dollars, and as a percentage of our net sales. Our sales are generally denominated in U.S. dollars. Sales denominated in foreign currencies have not been material, but are expected to increase as we expand our international operations and sales.

     Cost of sales consists primarily of raw materials, direct labor, shipping and direct manufacturing overhead associated with the production and packaging of our products. In July 1999, we implemented a cost-reduction program, which included improvements to manufacturing efficiency, inventory management and procurement practices, as well as increased component and manufacturing outsourcing. Our cost of sales as a percentage of net sales varies from quarter to quarter as a result of variations in product mix, raw materials cost fluctuations and adjustments for inventory obsolescence.

     Research, development and engineering expenses consist principally of the costs of personnel and materials associated with the development of new products and changes to existing products, and are charged to operations as incurred. We engage in applied research programs designed to develop new products and product applications. We also have substantial ongoing product and process improvement engineering and support programs relating to existing products.

     Selling, general and administrative expenses primarily include salaries and employee benefits, selling commissions, marketing and advertising costs, software license fees, professional and consulting fees, facility lease expenses, travel expenses and non-manufacturing related depreciation and amortization expense.

     We decided to discontinue two separate product groups in 1999 and 1998 because these product groups had limited markets, relatively lower margins and were not strategic to our core competencies. Telect Control Products manufactured and installed physical access control systems and was sold in late 1998. The Diversified Products Group was sold in 1999 and its products included fuse panels, protector blocks and circuit breaker panels.

     Our Subchapter S corporation status will terminate prior to the closing of this offering, at which time we will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code and applicable state income tax laws. Statement of operations data included in this prospectus have been adjusted to include pro forma income tax provisions as if we had been a Subchapter C corporation during the relevant periods.

     In connection with the closing of this offering, we intend to make a distribution to our existing shareholders on the effective date of this offering, in the approximate amount of $73 million as of September 30, 2000. This is the approximate amount of our cumulative Subchapter S income for the period we were a Subchapter S corporation, minus distributions made to our shareholders during that period. The distribution will be made in the form of promissory notes bearing interest at the Bank of America prime rate. These notes will be repaid following the consummation of this offering from the net proceeds of this offering. Investors purchasing shares in this offering will not receive any portion of this distribution or repayment.

RESULTS OF OPERATIONS

     The following table shows selected statement of operations data, expressed as a percentage of net sales for the periods indicated:

                                                                           NINE MONTHS
                                                                              ENDED
                                               YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                               -----------------------    --------------
                                               1997     1998     1999     1999     2000
                                               -----    -----    -----    -----    -----
Sales, net of discounts......................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales................................   55.3     54.7     50.9     49.3     50.3
                                               -----    -----    -----    -----    -----
  Gross margin...............................   44.7     45.3     49.1     50.7     49.7
Operating expenses:
  Research, development and engineering......    4.2      3.5      3.3      3.2      3.5
  Selling, general and administrative........   26.9     25.6     23.4     23.5     21.5
                                               -----    -----    -----    -----    -----
     Total operating expenses................   31.1     29.1     26.7     26.7     25.0
Operating income.............................   13.6     16.2     22.4     24.0     24.7
Interest expense, net........................   (1.2)    (1.7)    (1.0)    (1.2)    (0.7)
Other income, net............................    1.8      0.5      4.2      1.9     (0.1)
State and foreign income tax expense.........   (0.4)    (0.1)    (1.0)    (0.8)    (0.5)
                                               -----    -----    -----    -----    -----
     Income from continuing operations.......   13.8     14.9     24.6     23.9     23.4
Income from operations of discontinued
  divisions..................................    0.3      0.1      0.2      0.4      0.0
Loss on disposal of divisions................   (0.4)    (2.4)    (0.1)     0.0      0.0
                                               -----    -----    -----    -----    -----
Net income as reported.......................   14.1     12.6     24.7     24.3     23.4
Pro forma Federal income tax expense.........   (4.8)    (4.5)    (8.6)    (8.6)    (8.4)
                                               -----    -----    -----    -----    -----
Pro forma net income.........................    8.9%     8.1%    16.1%    15.7%    15.0%
                                               =====    =====    =====    =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


     NET SALES. Net sales increased 69.6%, from $119.0 million in the first nine months of 1999 to $201.8 million in the first nine months of 2000. The increase was primarily due to increased customer demand for our broadband connectivity products, sales of which increased by $64.2 million, or 60.4%, compared to the first nine months of 1999. This increase was due in part to orders from new entrants in the telecommunications field seeking to install their switching and transmission equipment in the network facilities of traditional telecommunications carriers, as well as sales of our Telzon product line, which we acquired in March 2000. Sales of our power distribution products in the first nine months of 2000 increased by $18.6 million, or 146.5%, compared to the first nine months of 1999.


     Historically, we have experienced lower sales growth during the first quarter of the year, including the first quarter of 1999. During the first quarter of 2000, however, we did not experience a seasonal slowdown, which further contributed to the sharp percentage increase in net sales for the first nine months of 2000 compared to the first nine months of 1999. We do not believe the current rate of growth of our sales is sustainable, and we expect it to subside as the current cycle of telecommunications infrastructure buildout matures. If the rate of growth of our industry decreases as we expect it will, we could face increased price competition, and our gross margin and net income likely would decline, although it is not possible to quantify the anticipated impact of a decline in the growth rate in our net sales.

     COST OF SALES. Cost of sales increased 73.1%, from $58.7 million in the first nine months of 1999 to $101.6 million in the first nine months of 2000. As a percentage of net sales, cost of sales increased, from 49.3% to 50.3%, between the nine-month periods, primarily due to increased expense for slow-moving and obsolete inventories and a shift of product mix between periods to lower margin products in the first nine months of 2000. Gross profit as a percentage of net sales therefore decreased, from 50.7% in the first nine months of 1999 to 49.7% in the first nine months of 2000.

     We believe that demand for broadband connectivity and power distribution equipment presently exceeds available supply, and that this has dampened price competition for these products. We anticipate that price competition may intensify in the future, and, as a result, our gross margins could decline further. We also expect that the planned expansion of our offerings to include additional lower margin products and services, subsiding demand for our higher margin digital signal cross-connect products, which connect equipment within or between telecommunications network facilities, and our efforts to increase lower margin sales to original equipment manufacturers could exert downward pressures on our gross margins in the future, which likely would cause our net income to decline.

     RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES. Research, development and engineering expenses increased 84.4%, from $3.8 million in the first nine months of 1999 to $7.0 million in the first nine months of 2000. This increase was primarily due to an increase in engineering headcount from 69 at September 30, 1999 to 125 at September 30, 2000, resulting in a $1.9 million increase in salaries and related benefits between the two periods, a $0.4 million increase in prototype expenditures, and an increase in travel costs. We plan to continue to increase our expenditures for research, development and engineering in an effort to broaden our product offerings and adapt our products to meet the requirements of an increasing number of original equipment manufacturer customers.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 55.3%, from $28.0 million in the first nine months of 1999 to $43.4 million in the first nine months of 2000. The increase between periods was primarily due to an increase in the infrastructure required to support the rapid growth of our sales. This included an increase in sales, marketing and administration headcount from 278 at September 30, 1999 to 476 at September 30, 2000, which resulted in a $8.2 million increase in salaries and related benefits between the two periods. Travel, non-manufacturing related depreciation and amortization, and miscellaneous expenses accounted for the remainder of the increase between periods. As a percentage of our net sales, selling, general and administrative expenses have decreased over the past several years due to economies of scale that have allowed certain fixed costs to be spread over an increasing sales base. We expect these expenses to increase in the future, in part due to increased administrative costs associated with being a publicly held company; however we expect these expenses to decrease as a percentage of net sales if we can continue to increase our sales.

     INTEREST EXPENSE, NET. Interest expense increased slightly from $1.4 million in the first nine months of 1999 to $1.5 million in the first nine months of 2000. The increase was primarily due to demand for cash to fund higher inventory levels and customer account balances associated with production and sales growth.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net decreased from $2.3 million of income, net in the first nine months of 1999 to $0.2 million of expense, net in the first nine months of 2000. The decrease was primarily due to a reduction in patent royalty income from $1.8 million in the first nine months of 1999 to $0 in the first nine months of 2000 resulting from a $5.0 million lump-sum royalty settlement in the second half of 1999.


     INCOME FROM DISCONTINUED OPERATIONS. Income from operations of discontinued divisions decreased $0.4 million in the first nine months of 1999 to $0 in the first nine months of 2000 due to the sale of the Diversified Products division in 1999. The Diversified Products division recorded sales of $3.8 million and operating income of $0.4 million in the first nine months of

1999 but had no sales in 2000. The Company had no gain or loss on disposal of discontinued divisions for the nine month periods ended September 30, 1999 and 2000.


     PRO FORMA NET INCOME. As a result of the factors discussed above, our pro forma net income increased 62.1%, from $18.7 million in the first nine months of 1999 to $30.4 million in the first nine months of 2000.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     NET SALES. Net sales increased 38.3%, from $82.9 million in 1997 to $114.6 million in 1998, and by 46.8% to $168.3 million in 1999. The increases during both 1998 and 1999 were primarily due to increased customer demand for our broadband connectivity and power distribution products. Sales of our broadband connectivity products increased by $26.7 million, or 35.0%, in 1998, and by $46.7 million, or 45.3%, in 1999. Sales of our power distribution products increased by $5.0 million, or 75.4%, in 1998, and by $7.0 million, or 60.1%, in 1999. The percentage of our 1999 net sales derived from our broadband connectivity and power distribution products was 88.9% and 11.1%. See note 12 to our notes to consolidated financial statements.

     COST OF SALES. Cost of sales increased 36.8%, from $45.8 million in 1997 to $62.7 million in 1998, and by 36.6% to $85.6 million in 1999. As a percentage of net sales, cost of sales decreased from 55.3% in 1997 to 54.7% in 1998, and to 50.9% in 1999. The decrease on a percentage basis during 1998 was primarily due to more efficient utilization of our production facilities resulting in economies of scale and a change in our product mix to lower-cost products. The decrease on a percentage basis during 1999 was primarily attributable to a shift in product mix toward lower cost products, lower labor costs associated with operations in Mexico, as well as the effects of our cost reduction program. As a result of these factors, gross profit as a percentage of net sales increased from 44.7% in 1997 to 45.3% in 1998, and to 49.1% in 1999.

     RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES. Research, development and engineering expenses increased 13.7%, from $3.5 million in 1997 to $4.0 million in 1998, and by 38.7% to $5.5 million in 1999. The increase in both 1998 and 1999 was primarily due to the hiring of more engineers to develop products, as well as related product development costs and travel expenses. Engineering headcount grew from 58 employees at December 31, 1997 to 74 at December 31, 1999, resulting in increased salaries and related benefits of $0.5 million in 1998 and $0.9 million in 1999. Additionally, prototype product expenses increased in 1999 over 1998.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 31.8%, from $22.3 million in 1997 to $29.4 million in 1998, and by 33.9% to $39.4 million in 1999. The increases in both 1998 and 1999 were primarily due to expansion of our infrastructure to support sales growth. Sales, marketing and administrative salaries, as well as related benefits, increased in both 1998 and 1999 as professional and support staff were added in these areas. The total headcount in sales, marketing and administrative functions increased from 217 at December 31, 1997 to 335 at December 31, 1999, resulting in increased salaries and related benefits of $3.7 million in 1998 and $4.7 million in 1999. Travel, samples, sales commission and advertising also increased with the growth in sales during these periods. As a percentage of our net sales, selling, general and administrative expenses decreased from 26.9% in 1997 to 25.6% in 1998, and to 23.4% in 1999, due to economies of scale that have allowed fixed costs to be spread over an increasing sales base.

     INTEREST EXPENSE, NET. Interest expense increased from $1.0 million in 1997 to $2.0 million in 1998, and decreased to $1.7 million in 1999. The increase in 1998 was primarily due to increased borrowings under our line of credit necessary to fund increased working capital needs. The decrease in 1999 was primarily due to increased cash flows from operations, which enabled us to reduce our working capital borrowings under our line of credit.

     OTHER INCOME (EXPENSE), NET. Other income of $1.5 million in 1997 decreased to $0.6 million in 1998, primarily due to a decrease of patent royalty income. Other income increased to $7.0 million in 1999, primarily resulting from a $5.0 million lump-sum royalty settlement in the second half of 1999 and an increase in patent royalty income. Before the royalty settlement, patent royalty income varied significantly quarter to quarter.


     INCOME FROM DISCONTINUED OPERATIONS. Income from operations of discontinued divisions decreased from $0.2 million in 1997 to $0.1 million in 1998, and increased to $0.3 million in 1999. The changes were due to the sale of the Telect Control Products division in November 1998 and the sale of the Diversified Products Group in June 1999. Both of these divisions experienced marginal profitability during the years preceding their disposition. Our loss from disposal of divisions totaled $0.3 million in 1997, $2.8 million in 1998 and $0.2 million in 1999. The $2.8 million loss in 1998 was primarily attributable to the disposition of the Telect Control Products division.


     PRO FORMA NET INCOME. As a result of the factors discussed above, our pro forma net income increased 25.4%, from $7.4 million in 1997 to $9.3 million in 1998, and by 192.6% to $27.1 million in 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents a summary of our consolidated results of operations for our seven most recent quarters ended September 30, 2000. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Statement of operations data included in this table have been adjusted to include pro forma corporate income tax provisions as if we had been a Subchapter C corporation during all of the quarterly periods. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Results of operations for any quarter are not necessarily indicative of results for any future quarter or for a full fiscal year.

                                                                 THREE MONTHS ENDED
                                  ---------------------------------------------------------------------------------
                                  MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,
                                    1999        1999        1999        1999        2000        2000        2000
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                    (IN MILLIONS)
Sales, net of discounts.........    $32.3       $42.7       $44.0       $49.3       $58.8       $68.0       $75.0
Cost of sales...................     17.2        19.4        22.1        26.9        28.4        34.2        39.0
                                    -----       -----       -----       -----       -----       -----       -----
  Gross profit..................     15.1        23.3        21.9        22.4        30.4        33.8        36.0
Operating expenses:
  Research, development and
    engineering.................      1.2         1.2         1.4         1.8         2.0         2.3         2.7
  Selling, general and
    administrative..............      8.6         9.8         9.6        11.3        12.4        14.8        16.2
                                    -----       -----       -----       -----       -----       -----       -----
    Total operating expenses....      9.8        11.0        11.0        12.9        14.4        17.1        18.9
                                    -----       -----       -----       -----       -----       -----       -----
Operating income................      5.3        12.3        10.9         9.3        16.0        16.7        17.1
Interest expense, net...........     (0.5)       (0.5)       (0.4)       (0.3)       (0.3)       (0.6)       (0.6)
Other income (expense), net.....      0.6         0.9         0.9         4.6        (0.2)        0.1
State and foreign income tax
  expense.......................     (0.3)       (0.4)       (0.3)       (0.6)       (0.2)       (0.3)       (0.5)
                                    -----       -----       -----       -----       -----       -----       -----
    Income from continuing
      operations................      5.1        12.3        11.1        13.0        15.3        15.9        16.0
Income (loss) from operations of
  discontinued divisions........      0.2         0.2          --        (0.1)         --          --          --
Loss on disposal of divisions...       --          --          --        (0.2)         --          --          --
                                    -----       -----       -----       -----       -----       -----       -----
Net income as reported..........      5.3        12.5        11.1        12.7        15.3        15.9        16.0
Pro forma income tax expense....      1.8         4.4         4.0         4.3         5.7         5.6         5.5
                                    -----       -----       -----       -----       -----       -----       -----
Pro forma net income............    $ 3.5       $ 8.1       $ 7.1       $ 8.4       $ 9.6       $10.3       $10.5
                                    =====       =====       =====       =====       =====       =====       =====

                                                          PERCENTAGE OF NET SALES FOR THE QUARTER ENDED
                                          ------------------------------------------------------------------------------
                                          MARCH 30,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 30,   JUNE 30,   SEPT. 30,
                                            1999        1999       1999        1999       2000        2000       2000
                                          ---------   --------   ---------   --------   ---------   --------   ---------
Sales, net of discounts.................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of sales...........................     53.3       45.4        50.2       54.6        48.3       50.3        52.0
                                            -----      -----       -----      -----       -----      -----       -----
  Gross margin..........................     46.7       54.6        49.8       45.4        51.7       49.7        48.0
Operating expenses:
  Research, development and
    engineering.........................      3.7        2.8         3.2        3.7         3.4        3.4         3.6
  Selling, general and administrative...     26.6       23.0        21.8       22.9        21.1       21.8        21.6
                                            -----      -----       -----      -----       -----      -----       -----
    Total operating expenses............     30.3       25.8        25.0       26.6        24.5       25.2        25.2
                                            -----      -----       -----      -----       -----      -----       -----
Operating income........................     16.4       28.8        24.8       18.8        27.2       24.5        22.8
Interest expense, net...................     (1.5)      (1.2)       (0.9)      (0.6)       (0.5)      (0.9)       (0.8)
Other income (expense), net.............      1.9        2.1         2.0        9.3        (0.4)       0.1         0.0
State and foreign income tax expense....     (0.9)      (0.9)       (0.7)      (1.2)       (0.3)      (0.4)       (0.7)
                                            -----      -----       -----      -----       -----      -----       -----
    Income from continuing operations...     15.9       28.8        25.2       26.3        26.0       23.3        21.3
Income (loss) from operations of
  discontinued
  divisions.............................      0.6        0.5         0.0       (0.2)        0.0        0.0         0.0
Loss on disposal of divisions...........      0.0        0.0         0.0       (0.4)        0.0        0.0         0.0
                                            -----      -----       -----      -----       -----      -----       -----
Net income as reported..................     16.5       29.3        25.2       25.7        26.0       23.3        21.3
Pro forma income tax expense............      5.6       10.3         9.1        8.7         9.7        8.2         7.3
                                            -----      -----       -----      -----       -----      -----       -----
Pro forma net income....................     10.9%      19.0%       16.1%      17.0%       16.3%      15.1%       14.0%
                                            =====      =====       =====      =====       =====      =====       =====

     Gross margin increased from 46.7% in the first quarter of 1999 to 54.6% in the second quarter of 1999 due to a favorable change in product mix to higher margin products. Gross margin decreased from 54.6% in the second quarter of 1999 to 49.8% in the third quarter of 1999 due to relatively flat sales in higher margin products and an increase in sales of lower margin products. Gross margin decreased from 49.8% in the third quarter of 1999 to 45.4% in the fourth quarter of 1999 primarily due to increased overhead associated with increasing capacity. Gross margin increased from 45.4% in the fourth quarter of 1999 to 51.7% in the first quarter of 2000 due to a favorable change in product mix to the higher margin products. Gross margin decreased from 51.7% in the first quarter of 2000 to 49.7% in the second quarter due to an unfavorable change in product mix to lower margin products. Gross margin increased from 49.7% in the second quarter of 2000 to 48.0% in the third quarter due to a change in product mix.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our business primarily with cash generated from operations. Temporary working capital needs have been provided by a bank line of credit and term loans. Net cash provided by operations was $31.7 million for the first nine months of 2000, and $34.0 million for the twelve months of 1999. Net cash provided by operations during those periods consisted primarily of net income, as adjusted for increases in accounts payable and accrued payroll, partially offset by increases in inventories and accounts receivable. Net cash used for investing activities was $21.4 million for the first nine months of 2000, and $5.5 million for the twelve months of 1999. Net cash used for investing activities during those periods consisted primarily of equipment and furniture purchases, as well as acquisitions of the Telzon product line and our Polish manufacturing facility in the first nine months of 2000. Net cash used for financing activities was $13.5 million for the first nine months of 2000, and $25.8 million for the twelve months of 1999, primarily representing payments of dividends and the impact of net borrowings. At September 30, 2000, we reported no cash equivalents, due to aggressive cash management designed to minimize line of credit balances.

     We have an unsecured revolving line of credit with Bank of America with a maximum borrowing limit of $35.0 million until December 31, 2000, at which time the maximum borrowing limit will be reduced to $30.0 million, maturing on May 1, 2001. Interest is payable monthly at the bank's fully floating prime rate of 9.00% at September 30, 2000, or, at our option, at the LIBOR rate plus 1.75%. At September 30, 2000, the outstanding balance was $27.9 million. We intend to use some of the net proceeds of this offering to repay some or all of this indebtedness.



     Total capital expenditures were $12.6 million for the first nine months of 2000 and $6.1 million for the twelve months of 1999. These expenditures were primarily used to purchase manufacturing equipment to increase production capacity. We anticipate total capital expenditures of approximately $16.4 million during fiscal 2000 primarily to purchase additional manufacturing equipment. We anticipate total capital expenditures of approximately $21.0 million during fiscal 2001. This spending will be used primarily to expand our research and development infrastructure, increase our manufacturing capacity and add the information technology necessary to support our growth. We plan to fund these capital expenditures with some of the net proceeds of this offering, although we have no firm commitments in this regard.


     We believe that cash generated from operations and amounts available under our line of credit, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 18 months. However, if our anticipated levels of cash flow are not realized, then we may need or desire to seek additional funding through public or private financings or other arrangements prior to that time. Adequate funds may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders will result. The terms of any debt could impose restrictions on our operations and our ability to secure additional financing through equity securities. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products, expand our facilities, enter new markets, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be used specifically as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. In July 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. We will adopt the requirements of SFAS No. 133 for the year ending December 31, 2001. We do not expect the adoption of SFAS No. 133 to have a material effect on our financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued SAB No. 101A to defer for one quarter, and in June 2000 issued SAB 101B to defer for an additional two quarters, the effective date of implementing SAB 101, with earlier application encouraged. We are required to adopt SAB 101 in the fourth quarter of 2000. We do not expect the adoption of SAB 101 to have a material effect on our financial statements.

     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25, which clarifies the application of Accounting Principles Board Opinion No. 25, Stock Issued to Employees, for Certain Stock-Based Compensation Issues. Among other issues, this interpretation clarifies:

     - the definition of employee for purposes of applying Opinion No. 25;

     - the criteria for determining whether a plan qualifies as a noncompensatory plan;

     - the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and

     - the accounting for an exchange of stock compensation awards in a business combination.

     FIN 44 was effective July 1, 2000, except for certain provisions which were effective before that date. The adoption of FIN 44 did not have a material effect on our financial statements.

INFLATION AND INTEREST RATE RISK

     Our operating results may be affected by changes in rates of inflation and market interest rates. In particular, an increase in market interest rates could adversely affect our sales by increasing the cost of financing construction of telecommunications networks. Higher interest rates would also increase our interest expense as most of our indebtedness bears interest at floating rates. Inflation to date has not materially affected our operating results, although it may in the future.

     Our revolving credit facility and a subordinated term note facility with Bank of America bear interest at floating rates. Accordingly, we are exposed to potential losses related to changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. As of September 30, 2000, approximately 84% of our outstanding borrowings were exposed to interest rate risk. Assuming a one percent increase in interest rates, based on our indebtedness outstanding on that date, our annual interest expense would have increased by approximately $0.3 million.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our sales have been made predominantly to U.S.-based customers and distributors in U.S. dollars. As a result, we have not had any material exposure to factors such as changes in foreign currency exchange rates. However, in future periods, we expect to expand selling into international markets, including Europe and Asia. Because our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in international markets. Our interest income and expense are sensitive to changes in interest rates, which can affect the interest earned on our cash equivalents.

                                    BUSINESS

OVERVIEW

     We design, manufacture and deploy network connectivity equipment for the telecommunications industry. Our products monitor, interconnect and physically organize copper, coaxial and fiber optic cables and connections in network facilities of telecommunications networks. We also provide power distribution and protection equipment for telecommunications networks, as well as engineering, configuration and installation services. We sell our products and services in the United States primarily to telecommunications service providers, including:


     - traditional telephone companies, commonly referred to as incumbent local exchange carriers;



     - new entrants in the telecommunications market, commonly referred to as competitive local exchange carriers;



     - original equipment manufacturers, which bundle our products with their products for resale;


     - equipment installers;

     - equipment distributors; and

     - private network operators.


     Internationally, we sell our products to original equipment manufacturers and telecommunications service providers in the public and private telecommunications networks. Our five largest customers, based on 1999 net revenues, are Anixter, AT&T, Sprint North Supply, Walker and Associates and WorldCom. These customers in the aggregate accounted for 34.6% of our net revenues in 1999 and 29.7% of our net revenues during the nine months ended September 30, 2000. These customers individually accounted for between 6.4% and 8.2% of our net revenues in 1999 and between 2.0% and 9.9% of our net revenues during the nine months ended September 30, 2000. We do not have written agreements with these customers for any material minimum purchase commitments.


INDUSTRY BACKGROUND

     Growing demand for broadband communications


     Consumers and businesses are demanding increased bandwidth as the amount of high-speed data, video and voice traffic being carried over telecommunications networks has grown dramatically. The substantial growth in bandwidth requirements is being driven in part by the increasing use of the Internet by businesses and consumers for communicating, conducting online business and transactions and telecommuting. Growth is also being fueled by the increasing demand for data-intensive applications, including secure data networks, internal networks used by corporations, data-rich content and on-demand video services. Bandwidth requirements are also being driven by the increasing deployment of wireless voice and data communications systems, including greater use of wireless Internet, which also require non-wireless broadband network infrastructure equipment. An example of the increasing demand for high bandwidth access infrastructure is the growth in digital subscriber line deployments. According to TeleChoice, Inc., a third party market strategy consulting firm, the digital subscriber line installed base, measured by the number of lines in service, is projected to grow from 575,000 in 1999 to 9.6 million in 2003.


     Global deregulation and privatization of the telecommunications industry has dramatically changed the competitive environment for telecommunications equipment providers. In the

United States, deregulation has resulted in a proliferation of new entrants in the telecommunications market that compete with the traditional telephone companies, which, until the Telecommunications Act of 1996, had been the primary operators of telecommunications networks. The Telecommunications Act requires traditional telephone companies to permit new entrants in the telecommunications market to collocate, or install their network equipment in the traditional telephone companies' facilities, allowing them to use the traditional telephone companies' local connections infrastructure. In addition, in 1999, the Federal Communications Commission issued an order requiring traditional telephone companies to make new collocation arrangements available to new entrants in the telecommunications market. When collocation space is exhausted at a particular location, traditional telephone companies are required to permit collocation in adjacent structures.


     Increasing investment in network architectures


     Today, new entrants in the telecommunications market are actively engaged in efforts to collocate in the traditional telephone companies' facilities and are rapidly deploying broadband services. According to New Paradigm Resources Group, Inc., an independent research market report firm, there are now over 147 new entrants in the telecommunications market in the United States that have installed network hardware in their own sites or collocated within the traditional telephone companies' facilities, compared to 48 in 1996. In response to this growing competition and the increasing demand for broadband communication services, traditional telephone companies are quickly building or upgrading network capabilities and adding new services to protect their customer base. These investments in network infrastructure being made by traditional telephone companies and new entrants in the telecommunications market to upgrade existing networks and to create new networks to provide reliable, high-bandwidth services include:


     - adoption of new network protocols, which enable switching among all communications mediums;

     - increased use of fiber optic cable, which can transmit large volumes of data at high speeds, substantially increasing the efficiency and capacity of telecommunications networks; and


     - proliferation of high-speed data technology, such as DSL and coaxial cable, which are being deployed as cost-effective broadband access solutions.


     Telecommunications networks consist of multiple physical locations, commonly referred to as points of presence, that contain the equipment comprising the networks. Points of presence include:

     - central offices, which are the largest physical network facilities;

     - remote offices, which are smaller facilities located at various points in a telecommunications network;

     - remote terminals, which are network facilities that are smaller than remote offices and that house network equipment; and

     - wireless base stations, which are the facilities that house equipment for wireless telecommunications networks.

     Central and remote offices contain much of the connectivity and power distribution equipment in a telecommunications network. The primary communications equipment within central or remote offices includes switching, transmission, network connectivity and power elements. Connectivity equipment is used to physically connect transmission, switching and other equipment within and between network points of presence. Power equipment directs or distributes power to network equipment and protects the equipment from damage caused by power faults.

     Challenges faced by telecommunications service providers

     Telecommunications providers and other service providers engaged in upgrading or building new networks, or collocating in the central and remote offices of other telecommunications service providers, face several challenges. These include:

          MANAGING PROLIFERATION OF BROADBAND LINES. The tremendous growth in the amount of data being transmitted over networks has required corresponding growth in the number of physical broadband lines that are used in communications networks. This proliferation has given rise to the need for connectivity equipment that allows easy installation of new lines. Central and remote offices often have a fixed amount of space in which to locate an increasing amount of equipment for a growing number of telecommunications service providers. As a result, there is a need for connectivity equipment that is compact while allowing for maximum circuit capacity, a combination that is also known as density.

          DEPLOYING NETWORK EQUIPMENT QUICKLY. Telecommunications service providers desire network equipment that can be quickly delivered to and installed in a central or remote office while physical space remains available. Speed of network deployment is also an important factor in capturing new customers.

          ESTABLISHING GLOBAL MANUFACTURING RELATIONSHIPS. The rapid growth of telecommunications infrastructure is occurring globally. Network equipment must be configured for specific global regions due to differences in power supplies, configurations and localized customer needs. To address this demand, network equipment providers must be able to manufacture, deliver and install products quickly, and provide ongoing product support on a global basis.

          OBTAINING TURNKEY SOLUTIONS. Upgrading or building a telecommunications network requires skilled equipment installers, commonly referred to as systems integrators, who can quickly install equipment in a network point of presence. Many telecommunications service providers rely on third party systems integrators for network configuration and installation. We believe there is a growing demand for systems integrators that can engineer, furnish and install network infrastructure products on a global basis.

          ADDRESSING INCREASED POWER DEMANDS. Power distribution and protection are critical for transmission equipment to function reliably and effectively. The rapid growth in telecommunications network infrastructure is increasing the need for power and power distribution products to protect network equipment.


Telecommunications service providers, including traditional telephone companies, new entrants in the telecommunications market, systems integrators and other private network operators, need suppliers of network connectivity and power distribution equipment that can solve these challenges.


OUR SOLUTION


     We provide broadband connectivity and power distribution products and services for the telecommunications industry. We design, manufacture and configure network connectivity and power solutions for telecommunications service providers. Our solutions are designed to provide the following benefits:


          DENSITY AND RELIABILITY -- We help telecommunications service providers to maximize use of limited space in network points of presence by providing compact, high-density products. Our products are engineered for reliability and peak performance. Many of our products incorporate monitoring and configuration features that help users to maintain an effective network.

          CONNECTIVITY ACROSS MEDIA -- With the increased use of fiber optic technology, there is a growing need for equipment using this technology that is also interoperable with existing network transmission media, such as copper and coaxial cable. Our understanding of these three types of networks enables us to manufacture reliable and interoperable physical connectivity products.

          CONFIGURABLE AND MODULAR PORTFOLIO OF PRODUCTS -- Our modular products are easily integrated into a telecommunications network. Our product designs help customers to easily install and add new products to their existing systems with simple configuration and with fewer cable connections than are necessary for less modular products.


          GLOBAL MANUFACTURING AND DEVELOPMENT -- Our global manufacturing and development capabilities enable us to create regionalized products, scale production quickly and efficiently and decrease delivery times. By obtaining some materials locally for production in our international manufacturing facilities, we manufacture products that help us and our original equipment manufacturer partners meet product distribution and development requirements mandated by local governments.


          POWER DISTRIBUTION AND PROTECTION PRODUCTS -- We provide power distribution and protection products that efficiently distribute power and protect equipment within network points of presence. Our experience in designing and manufacturing physical connectivity solutions enables us to develop power products designed to meet the power requirements of network points of presence.

          INTEGRATED SYSTEMS AND OTHER SERVICES -- We offer broadband connectivity and power distribution solutions that integrate the physical network architecture. In addition to designing and manufacturing broadband connectivity and power distribution products, we also assist our customers in configuring solutions using our products and integrating these solutions into a telecommunications network.

OUR STRATEGY

     Our objective is to become the leading provider of telecommunications network connectivity and power products and services. Our strategy to achieve this objective consists of the following elements:

          LEVERAGE TECHNOLOGY EXPERTISE. We intend to leverage our technology expertise to continue to develop high-density network connectivity and power distribution equipment for worldwide use. Our core competencies include the design and development of high-density fiber and digital signal cross-connect, commonly referred to as DSX, network connectivity equipment which connects equipment within or between telecommunications network facilities. We will continue to develop our expertise in copper, coaxial cable, fiber optic and power technologies. We also plan to continue to increase our research and development expenditures and to hire additional engineers globally.

          BROADEN PRODUCT AND SERVICE OFFERINGS. We intend to expand our share of the telecommunications network connectivity and power distribution equipment market by broadening our product and service offerings. We are working to develop optical components, and are also seeking to extend our power management and distribution offerings. We also intend to expand our global engineering, configuration and installation services and use of the Internet to help customers design, configure and order their network equipment online. We plan to do this by continuing our efforts to develop our product and service offerings, and will continue to explore potential acquisitions of complementary technologies and product lines.

          INCREASE MANUFACTURING CAPACITY. We plan to continue to increase our manufacturing capacity to meet the growing demand for network connectivity equipment and to increase market penetration of our products and services. To achieve this goal, we intend to expand our manufacturing facilities, increase capital expenditures and hire additional operations personnel. We intend to continue to meet our short-term capacity requirements by outsourcing manufacturing of some products.

          EXPAND GLOBAL PRESENCE. We intend to expand the global reach of our products by designing, developing and manufacturing localized versions of our products for use in specific global regions. We currently manufacture our products in the United States, Mexico and Poland, which helps us to deliver our products on a global basis rapidly and cost-effectively. We are expanding our geographic reach and customer base by investing in our global sales, marketing and research and development activities.


          ENHANCE ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS. We intend to enhance relationships with original equipment manufacturers to develop our product offerings and to continue development of private label versions of our products. We believe our broadband connectivity and power distribution products and services will help original equipment manufacturers to satisfy their network connectivity and power needs from a single source while expanding the global reach of our products.



PRODUCTS AND SERVICES


     We design, manufacture and install network connectivity and power equipment for use within network points of presence. Our offerings include broadband connectivity and power distribution products and services.

BROADBAND CONNECTIVITY

     Our broadband connectivity products interconnect copper, coaxial cable and fiber optic telecommunications networks. These products facilitate the testing, installation, monitoring and reconfiguration of our customers' telecommunications systems. Our product portfolio includes key connectivity elements of central and remote offices, remote terminals and wireless base stations. Principal products in this group include:

          DSX PRODUCTS. This product line consists of panels and bays used to connect equipment within or between network points of presence. Our DSX products are used for testing, monitoring and rearranging voice, data and video signals that are transmitted over copper lines or coaxial cables. This product line provides connections between high-bandwidth transmission systems and telecommunications network equipment.

          FIBER OPTIC CONNECTIVITY PRODUCTS. This product line includes cable assemblies, distribution frames and cable management systems. Our fiber optic products allow for the efficient connection and interconnection of the fiber optic electronics required to support, transmit, receive, test and monitor the quality and integrity of voice, data and video signals. Our fiber optic connectivity products also include fiber cable management solutions.


          MAINFRAME TERMINATION PRODUCTS. This product line includes equipment that terminates local telephone lines at distribution frames within network points of presence. Each local exchange line that comes into a central office must terminate at a location where it can be connected to either the switch or to other equipment.



     We also are currently developing a high density advanced distribution fiber frame and expect to commence sales of this product in the first quarter of 2001. This product will connect external fiber optic cables to optical transmission and switching equipment within a telecommunications network point of presence.

POWER DISTRIBUTION

     Our power distribution products provide power management throughout central and remote offices and other network points of presence. These products distribute power to equipment racks and bays and protect network equipment and cabling through fuse and breaker panels. Principal products in this group include:

          POWER DISTRIBUTION PANELS. We offer low, intermediate and high current distribution panels that distribute direct current, or DC, power, from 20 to 100 amps of power, to equipment used throughout central and remote offices and other network points of presence. These fuse and circuit panels are used to distribute power from a single power source to multiple pieces of network equipment. These panels also protect equipment and cabling from damage caused by power faults.

          BATTERY DISTRIBUTION FUSE BAYS. Battery distribution fuse bays are equipment bays that provide the primary distribution point for DC power within a central or remote office. These bays can provide power directly to individual equipment or to secondary low, intermediate or high current distribution panels. These bays utilize fuses or breakers designed to manage and distribute up to 2000 amps of power.

          PROTECTOR BLOCKS AND PANELS. Our protector blocks and panels are used to protect telecommunications network lines from conducting potentially damaging electricity into the network. These blocks are located where copper lines enter the network and prevent electricity from damaging wires or equipment.

PRIVATE LABEL PRODUCTS


     Our StarDAX digital cross-connect and integrated access devices electronically perform the same cross-connecting functions that our DSX products manually perform plus additional circuit management functions. This product is sold under the Telect brand name but is manufactured for us by a third party. We also manufacture custom versions of our products for original equipment manufacturers to sell on a private label basis.


INTEGRATED SYSTEMS GROUP

     We integrate broadband connectivity, power distribution and third party equipment into racks, cabinets and frames that can be shipped pre-assembled to expedite installation. In some cases, we hire subcontractors to complete the installation on our behalf. In such cases, installation costs are deferred until revenue is recognized at the completion of the installation.

SALES, MARKETING AND CUSTOMER SUPPORT


     We sell our products and services in the United States primarily to telecommunications service providers, including new entrants in the telecommunications market, traditional telephone companies, original equipment manufacturers, systems integrators, equipment distributors and private network operators. Internationally, we sell our products and services to participants in the public and private telecommunications network markets. We market and sell our products and services through the following channels:


     - DIRECT SALES. We have a direct sales force operating in various global regions. Our domestic sales effort is organized by customer type and regional territory. Our international sales personnel are located in Canada, China, England, France, Hong Kong and Mexico. Our international sales efforts are primarily organized by regional territory and cover Europe, Canada, Africa, Latin America, including Mexico, and Asia/Pacific. As of September 30, 2000, we had 164 direct sales personnel.

     - CONTRACTED DISTRIBUTORS, DEALER ORGANIZATIONS AND SALES
       REPRESENTATIVES. We utilize nine domestic and multiple international distributors, dealer organizations and sales representatives located in the United States and abroad.

     - ORIGINAL EQUIPMENT MANUFACTURERS. We sell to and through various domestic and international original equipment manufacturers, which incorporate our broadband connectivity and power network equipment into the copper, coaxial cable and fiber optic network products and services they offer. We also sell customized and private label versions of our products to support their systems sales.


     We engage in a number of marketing activities to create brand awareness, market demand and sales opportunities. These include providing product exhibits at industry tradeshows, targeted advertising in selected publications, public relations activities with trade and business press, channel marketing programs and co-marketing programs. Our marketing and sales activities also include providing sales support, responding to requests for proposals, giving product presentations, interfacing with operations, developing new business opportunities and responding to customer requests for information.

     We also provide technical support, educational services and professional services for customizing, installing and servicing our products. We recognize the importance of offering quality service and support to all customers. Our web site currently allows customers to retrieve product pricing and delivery information and configure products online, and we expect that customers will be able to submit purchase orders online in the fourth quarter of 2000. We also employ sales engineers who work with our customers to design and configure systems that meet their specific needs.

CUSTOMERS


     We sell our products and services to customers in the United States public communications network market, such as traditional telephone companies, new entrants in the telecommunications market, long distance carriers, wireless service providers, cable television operators and other domestic public network providers. We also sell to corporate and government customers. Internationally, we sell our products and services to public and private telecommunications service providers and other parties with a telecommunication network point of presence. The following is an alphabetical list of our 10 largest customers, based on our 1999 net revenues:



AT&T                                   Sprint North Supply
Anixter                                Sunbelt Telecommunications
Graybar Electric Company               Time Warner
GTE Communication Systems              Walker and Associates
Power & Telephone Supply Company       WorldCom



These customers in the aggregate accounted for 53.7% of our net revenues in 1999 and 50.7% of our net revenues during the nine months ended September 30, 2000. These customers individually accounted for between 2.7% and 8.2% of our net revenues in 1999 and between 2.0% and 9.9% of our net revenues during the nine months ended September 30, 2000. In 1999, none of our customers individually accounted for more than 10% of our net revenues. We do not have written agreements with these customers for any material minimum purchase commitments.


OPERATIONS

     We currently operate manufacturing facilities in Spokane and Liberty Lake, Washington; Wroclaw, Poland; and Guadalajara, Mexico. We expect shortly to begin operating a manufacturing facility in Campinas, Brazil. We expect our international facilities to enhance our global presence, reduce customer delivery times and allow us to manufacture and sell our products more cost-effectively.

     Our facilities in the United States and Poland are ISO 9001 certified for quality assurance in design and manufacturing and we are currently seeking certification for our other manufacturing facilities. Many of our customers also require that our products meet or exceed established domestic or international quality standards. We utilize quality assurance tests and procedures in our manufacturing processes to meet these standards.

     We use a combination of standard components, which are generally available from more than one vendor, and custom components, each of which we obtain from sole sources. We have occasionally experienced difficulties obtaining supplies from our vendors in the past. To alleviate these difficulties, we have added vendors, increased purchasing staff and have taken steps to increase our allocation of components from our suppliers. If we are unable to obtain sufficient quantities of necessary supplies, or if there is a significant increase in the price of key components or materials, delays or reductions in manufacturing or product shipments could occur, which would harm our business and adversely affect our operating results.

     We are operating at approximately 95% of our manufacturing capacity. Our backlog of firm orders as of September 30, 1999 was $15.0 million, and our backlog increased by 100% to $30.0 million at September 30, 2000. We expect that there will be a backlog of approximately $30.0 million at December 31, 2000. Customers can cancel their purchase orders with us at any time, and we have lost, and may continue to lose, potential or current orders because of our inability to meet a customer's time schedule. We intend to continue to meet our short-term capacity requirements by outsourcing the manufacture of some of our products to help meet increased demand and reduce our costs. If we are unable to increase our manufacturing capacity to meet the increased demand for telecommunications network equipment and the shortened delivery schedules of our customers, our business and operating results may suffer.

PRODUCT DEVELOPMENT AND TECHNOLOGY

     We believe that timely deployment of new and enhanced products is critical to our success. Our product development process includes monitoring customer needs and changes in the market place, obtaining input from customers, developing product ideas and technologies, determining product requirements and designing, testing and developing our products. Our principal product development work is concentrated on enhancing our existing products, as well as developing technologies that can lead to new products. During 1999, we spent approximately $5.5 million on research, development and engineering and intend to increase this amount in future periods.

     We are focusing our technology development efforts on copper, coaxial cable and high-bandwidth fiber optic technologies. We are also working to increase the density of our products, improve power efficiency and integrate fiber optic technology into additional products.

COMPETITION

     Competition among telecommunications network equipment and service providers is intense, with a large number of manufacturers and suppliers providing a variety of products to diverse market segments within the telecommunications industry. We believe that the principal competitive factors in our markets include:

     - customer service and support;

     - performance, quality and reliability;

     - total turnkey solutions;

     - ability to respond to customer delivery schedules;

     - ease and speed of product installation;

     - price;

     - custom design and configuration;

     - technological capabilities;

     - flexibility, scalability and ease of use; and

     - scope of functions, features and benefits.

     We believe that we compete favorably on each of these factors. We also believe that customer financing, which we currently do not offer, is increasingly becoming a competitive factor in our market. Our competitive strategy includes leveraging our global reach and scale and our focus on a total connectivity solution for network infrastructure environments.

     We face competition for our broadband connectivity products and services principally from ADC Telecommunications, Corning and Lucent Technologies. The principal competitors for our power distribution products are Hendry Telephone Products, Marconi Communications, PECO II, Siemens and TSI, a division of Emerson Electric. We expect increased competition from existing competitors and from other companies that may offer new or improved broadband connectivity or power products. Several of our competitors have significantly greater financial, manufacturing, sales and marketing, technical and labor resources than we do. For example, many of these competitors have the ability to provide customers with end-to-end telecommunications networks and systems, including the network connectivity and power distribution equipment that we provide. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Our failure to successfully compete in the telecommunications network equipment market would harm our business, financial condition and operating results.

INTELLECTUAL PROPERTY

     We depend on our proprietary information and technology. We rely primarily on a combination of patent, copyright, trademark, trade secret laws and contractual restrictions to establish and protect our rights in our products and other proprietary technology. We generally require employees to enter into confidentiality agreements to limit use of, access to, and distribution of, our proprietary information. Despite these precautions, our means of protecting our proprietary rights may not be adequate to prevent misappropriation. For example, if an employee were to violate a nondisclosure agreement, we could lose rights in our proprietary technology. Also, despite the steps taken by us to protect our proprietary rights, unauthorized third parties may be able to copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. Furthermore, others may independently develop technologies similar or superior to our technology, or design around our proprietary rights.

     We have 25 issued patents with an additional 18 patent applications pending in the United States. These patents include terminal block designs and features, basic design of our DSX products, including switching jacks, fiber optic panels and overhead cable management, and expire in years ranging from 2005 to 2017. We also pursue limited patent protection for some of our technology outside the United States. We may file additional patent applications in the future. Our patent applications may not be approved or, if approved, may not be effective in protecting our proprietary technology. In the past, we have been sued by parties concerning our intellectual property rights. For example, in 1993, we entered into an agreement with a competitor in which we settled litigation regarding one of our patents. The telecommunications industry is characterized by a large number of patents and fairly frequent litigation alleging patent infringement. While our patents in the aggregate represent a valuable asset, we believe that our business is not dependent on any single patent or group of related patents.

     We have registered or filed applications to register in the United States all principal trademarks used in the course of our business. The laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States.

     Telect(R), Telzon(R) and StarDAX(R) are registered trademarks of Telect, Inc., including our subsidiaries, Telect de Mexico, S.A. de C.V., Telect Polska S.A., Telect do Brasil Ltda., Telect Holdings, Inc., Telect International, Inc., and Telect Mfg. LLC. This prospectus also refers to trademarks and trade names of other organizations.

FACILITIES

     Our headquarters are located in Liberty Lake, Washington, where we lease approximately 94,000 square feet of manufacturing space and approximately 58,000 square feet of office space. We are in the process of expanding these facilities to add approximately 43,000 square feet of office space and approximately 53,000 square feet of manufacturing space.

     We also lease approximately 138,000 square feet of manufacturing space and approximately 10,000 square feet of office space in Spokane, Washington. We currently occupy approximately 38,000 square feet of manufacturing space and approximately 20,000 square feet of office space in Poland. We also own an additional 273,000 square feet of administrative and manufacturing space in Poland that we sublease to third parties on a month-to-month basis. The Polish government owns the real estate on which our facilities are located. We lease approximately 100,000 square feet of manufacturing space in Guadalajara, Mexico and approximately 20,000 square feet of manufacturing space in Campinas, Brazil. Operations in Brazil are expected to commence during the fourth quarter of 2000. We believe that our current facilities, with these additions and expansions, will meet our needs for the next 12 months and that we will be able to secure additional facilities on acceptable terms if needed.

     We use hazardous substances in our manufacturing processes and have purchased facilities where hazardous substances may have been used in the past. Use of hazardous substances is regulated by federal, state, local and international governments. If we violate these regulations in our handling of hazardous substances or our use of facilities containing hazardous substances, we may face monetary penalties or other legal obligations or have limitations imposed on how we operate our business. If a release of hazardous substances occurs on or from any of the properties that we lease or use, we may be held liable and may be required to pay the cost of remediation and other financial penalties.

EMPLOYEES


     As of September 30, 2000, we employed 2,083 full-time employees and 17 part-time employees, of whom 601 were in sales, marketing, administration and technology and 1,482 were in operations. We have 1,273 employees in the United States and 810 in foreign countries. From time to time as our needs require, we also hire temporary employees. Only our employees in Mexico and Poland are covered by collective bargaining agreements. We have never experienced a work stoppage and we believe we have good relations with our employees. We currently have approximately 223 outstanding unfilled job openings. We may not be able to attract and retain qualified personnel in sufficient numbers to meet our needs.


LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings. From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of third-party trademarks and other intellectual property rights. Such claims, even if not meritorious, could require the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages and positions of our current executive officers and directors, as of October 10, 2000, are as follows:


              NAME                AGE                         POSITION
              ----                ---                         --------
Bill B. Williams, Jr. ..........  61     Chairman of the Board
Judith A. Williams..............  61     Vice-Chairman of the Board, Secretary and Treasurer
Wayne E. Williams...............  37     President, Chief Executive Officer and Director
Timothy L. Szymanowski..........  40     Vice-President of Sales and Marketing
E. Susan Meyer..................  43     Vice-President of Human Resources and Corporate
                                         Relations
William F. McMillan.............  52     Vice-President of Engineering and Technology
Stanley E. Hilbert..............  47     Vice-President of Finance and Information
                                         Technology
Jeffrey N. Gibson...............  41     Vice-President of Operations
Thomas C. Simpson...............  40     Director
Samuel L. Hayes III.............  65     Director
Walter M. Oliver................  55     Director


     Executive Officers

     Bill B. Williams, Jr. and his wife, Judith A. Williams, co-founded Telect in October 1982. He has served as our Chairman of the Board since April 1995 and as one of our directors since inception. He was our President from October 1982 to April 1995 and our Chief Executive Officer from March 1989 to April 1997.

     Judith A. Williams is a co-founder of Telect along with her husband, Bill
B. Williams, Jr. She has served as our Vice-Chairman of the Board since April 1997 and as one of our directors since October 1985. She also has served as our Treasurer since May 1999, as well as during various periods prior to that, and as our Secretary since October 1995. She was our Executive Vice-President from March 1993 to April 1997.

     Wayne E. Williams has served as our President since April 1995 and as our Chief Executive Officer since April 1997. He also has served as one of our directors since March 1986. He joined us in September 1982 and has held various positions, including Vice-President of Product Development, Sales and Marketing from March 1993 to April 1995 and Vice-President of Sales and Marketing from March 1989 to March 1993. Mr. Williams has completed the Owner/ President Management Program at Harvard University. He is the son of Bill B. Williams, Jr. and Judith A. Williams.


     Timothy L. Szymanowski has served as our Vice-President of Sales and Marketing since April 2000. He was our Vice-President of Sales from April 1998 to April 2000. Prior to that, he was with Van Waters & Rogers, Inc., a chemical distribution company, in various positions, most recently as Branch Manager from March 1996 to October 1997 and Materials Manager from September 1994 to February 1996. Mr. Szymanowski holds a B.A. in business administration from Northwest Nazarene College and an M.Div. in theology from Western Seminary.


     E. Susan Meyer has served as our Vice-President of Human Resources and Corporate Relations since January 1999. From November 1995 until January 1998, she was the Director of Community Relations for Washington and Idaho for the Gas Transmission Division of Pacific Gas & Electric, a gas and electric utility. From May 1988 to November 1995, she was the

Executive Director of Momentum, Inc., a non-profit economic development organization. Ms. Meyer holds a B.A. in psychology and an M.B.A. from Eastern Washington University.

     William F. McMillan has served as our Vice-President of Engineering and Technology since January 1999. He was our Director of Quality Assurance from May 1995 to December 1996 and he was our Director of Engineering from December 1996 to January 1999. Mr. McMillan holds a B.A. in mathematics and an M.S. in computer science from Washington State University.

     Stanley E. Hilbert has served as our Vice-President of Finance and Information Technology since May 1999. He was our Director of Finance from January 1999 to May 1999. Before joining us, he held various finance positions with Hecla Mining Company, including Corporate Controller from May 1996 to December 1999 and Assistant Controller from January 1992 to May 1996. Mr. Hilbert holds a B.S. in business/accounting from the University of Idaho and is a certified public accountant.

     Jeffrey N. Gibson has served as our Vice-President of Operations since June 1999. From February 1993 to May 1999, he was employed by Key Tronic Corporation, a keyboard manufacturer, in various positions, including Senior Manager of Engineering, Director of Engineering, Director of Keyboard Technology and Director of Technology. Mr. Gibson holds a B.S. in mechanical engineering from California Polytechnic University.

     Directors

     Thomas C. Simpson has served as one of our directors since January 2000. He has been the Managing Partner of Northwest Venture Associates, Inc., a venture capital firm, since September 1995. From June 1987 to August 1995, he was a Managing Director with Dain Bosworth, an investment banking firm. Mr. Simpson holds a B.A. in business administration from the University of Washington and an M.B.A. from the University of Pennsylvania, Wharton School of Business.

     Samuel L. Hayes III has served as one of our directors since August 2000. He holds the Jacob H. Schiff Chair in Investment Banking at the Harvard Business School, where he has taught since 1971. He serves as a director of the Eaton-Vance mutual funds, the Nvest and Kobrick mutual funds and Tiffany & Company. Mr. Hayes holds an A.B. in political science from Swarthmore College and an M.B.A. and a D.B.A. from Harvard Business School.


     Walter M. Oliver has served as one of our directors since October 2000. He has been a consultant with SBC Communications, a comprehensive telecommunications provider since December 1999. From 1994 to 1999 he served as Senior Vice President of Human Resources for Ameritech. He serves on the boards of American Family Insurance Group, INROADS/ Chicago, the Ravinia Festival and Whitworth College. Mr. Oliver holds a B.A. in psychology from Whitworth College and an M.S. in human resources management from Gonzaga University.


BOARD OF DIRECTORS

     Our board of directors is currently comprised of six directors. In accordance with the terms of our articles of incorporation, our board of directors is divided into three classes: Class 1, whose term will expire at the annual meeting of shareholders in 2001, Class 2, whose term will expire at the annual meeting of shareholders to be held in 2002, and Class 3, whose term will expire at the annual meeting of shareholders to be held in 2003. The Class 1 directors are Bill B. Williams, Jr. and Walter M. Oliver, the Class 2 directors are Judith A. Williams and Samuel L. Hayes III, and the Class 3 directors are Wayne E. Williams and Thomas C. Simpson. At each annual meeting, commencing with the 2001 shareholder meeting, each director will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

BOARD COMMITTEES

     Our board of directors has established an audit committee and a compensation committee. The audit committee, which consists of Thomas C. Simpson, Samuel L. Hayes III and Walter M. Oliver, reviews the results and scope of the annual audit and meets with our independent auditors to review our internal accounting policies and procedures. The compensation committee, which consists of Thomas C. Simpson and Samuel L. Hayes III, makes recommendations to the board of directors with respect to our general and specific compensation policies and practices and administers our employee benefit plans.

DIRECTOR COMPENSATION

     Non-employee directors receive $20,000 per year for services rendered as members of our board of directors plus an additional $4,000 for attendance at each quarterly board meeting and $500 for attendance at each committee meeting or, in the case of a committee chairman, $1,000 for attendance at each committee meeting. We also reimburse directors for reasonable expenses in connection with their attendance at board of director and committee meetings. In addition, under our 2000 equity incentive plan, our non-employee directors will receive stock option grants to purchase 10,000 shares of common stock when first appointed to the board, and grants to purchase 5,000 shares of common stock annually thereafter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors or compensation committee of Telect. Prior to the formation of our compensation committee, compensation decisions were made by the board of directors.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation paid by us during the fiscal year ended December 31, 1999 to our Chief Executive Officer and each of our six other most highly compensated executive officers. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                                         ----------------------------------
                                                                                ALL OTHER
              NAME AND PRINCIPAL POSITION                 SALARY     BONUS     COMPENSATION
              ---------------------------                --------   --------   ------------
Wayne E. Williams;
  President and Chief Executive Officer................  $182,000   $307,066     $  4,935(1)
Bill B. Williams, Jr.;
  Chairman of the Board................................   234,000    134,821      109,287(1)
Judith A. Williams;
  Vice-Chairman of the Board, Secretary and
  Treasurer............................................   182,000    134,821      109,287(1)
Timothy L. Szymanowski;
  Vice-President of Sales and Marketing................   132,875     93,975           --
William F. McMillan;
  Vice-President of Engineering and Technology.........   106,560     55,007           --
Stanley E. Hilbert;
  Vice-President of Finance and Information
  Technology...........................................   104,390     40,356           --
E. Susan Meyer;
  Vice-President of Human Resources and Corporate
  Relations............................................    93,262     39,107           --

-------------------------
(1) Premiums paid by us on life insurance policies.

EMPLOYEE BENEFIT PLANS

EQUITY INCENTIVE PLAN

     Our 2000 equity incentive plan provides for the grant of incentive stock options to our employees, including our officers and employee directors, and for the grant of nonstatutory stock options, restricted stock purchase rights and bonuses, performance shares and units and stock purchase rights to our employees, directors and consultants. The equity incentive plan was adopted by our board of directors and approved by our shareholders in August 2000. As of September 30, 2000, there were 3,219,300 options outstanding and we have reserved an additional 9,697,700 shares of our common stock for issuance under the equity incentive plan.

     Administration

     Our board of directors or the compensation committee administers the equity incentive plan. The administrator has the power to determine, among other things:

     - the persons to whom, and the time or times at which, awards shall be granted;

     - the number of shares subject to each award;

     - the exercisability of each award; and

     - the form of consideration payable upon the exercise of each award.

     Options

     The administrator determines the exercise price of options granted under our equity incentive plan, but with respect to all incentive stock options and nonstatutory stock options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least equal the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. If termination follows a change in control, the option will generally be exercisable for six months. If termination is for cause, the option will generally terminate immediately upon such termination. In all other cases, the option will generally remain exercisable for one month. However, an option may never be exercised later than the expiration of its term.

     Restricted Stock Awards

     The administrator determines the exercise price of restricted stock awards under our equity incentive plan. A restricted stock award may be in the form of a restricted stock bonus, which is a grant of our common stock, or restricted stock purchase right, which is a grant of a right to purchase our common stock. Unless the administrator determines otherwise, we will retain an option to repurchase shares acquired pursuant to a restricted stock bonus or restricted stock purchase right that we may exercise on the voluntary or involuntary termination of the purchaser's services with us for any reason, including death or disability. The purchase price for the shares we repurchase will generally be the original price paid by the purchaser. The administrator determines the rate at which our repurchase option will lapse.

     Transferability of Options and Restricted Stock Awards

     Our equity incentive plan generally does not allow for the transfer of options or restricted stock awards, other than by will or by the laws of descent or distribution, and only the optionee may exercise an option or restricted stock award during his or her lifetime. The administrator determines if nonstatutory options may be assignable or transferable subject to all applicable securities laws.

     Automatic Option Grants to Non-Employee Directors

     Our equity incentive plan also provides for the automatic grant of 10,000 shares of common stock to non-employee directors effective upon initial appointment to the board. Each non-employee director will automatically be granted an option to purchase 5,000 shares of common stock each year following the date of our annual shareholders' meeting. The option will fully vest upon the earlier of the first day of the twelfth month following the date of grant or the day before the next annual shareholders' meeting, provided that the non-employee director is then a board member. All options automatically granted to non-employee directors will have a term of five years and the exercise price will be 100% of fair market value per share of common stock on the date of grant.

     Performance Awards

     Our equity incentive plan provides for performance awards in the form of performance shares, which is a right to receive payment equal to the value of the shares, or performance units, which is a right to receive payment equal to the value of the units. The administrator determines the terms and conditions of performance awards granted under the plan, including establishing performance goals and performance periods. Unless the administrator determines otherwise, the initial value of performance shares shall be equal to the fair market value of our common stock on the date of grant and the initial value of each performance unit shall be $100. The final value of a performance award depends upon the attainment of certain performance goals determined by our administrator. After completion of a performance period, the participant will be paid the difference between the initial value and the final value of the award, though the administrator will generally have the right to reduce the amount to be awarded to the participant.

     A performance award payment may be made in cash, shares of our common stock, or a combination of cash and stock, as determined by the administrator. The administrator determines if shares of our common stock will be subject to vesting provisions when paid as a performance award. Upon the termination of one of our employees due to death or disability, a performance award shall be prorated based upon the number of days of the employee's service during the performance period.

     Our equity incentive plan provides that if an employee is terminated after our merger with or into another corporation or a sale of substantially all of our assets, the administrator may provide that a performance award is payable for its final value, subject to certain accounting provisions. In all other cases, a performance award will be forfeited in its entirety upon the voluntary or involuntary termination of the employee.

     Transferability of Performance Awards

     Our equity incentive plan does not allow for the transfer, exchange or pledging of performance shares or performance units, other than by will or by the laws of descent and distribution until the completion of the performance period. Only the employee may exercise a performance share or performance unit during his or her lifetime.

     Stock Appreciation Rights

     Our equity incentive plan provides for the grant of stock appreciation rights, meaning the right to receive a payment from us in an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise over the strike price. The administrator determines the terms and conditions of stock appreciation rights that may be granted under the plan. The strike price of a stock appreciation right shall be the fair market value of a share of our common stock on the date of the grant. The administrator determines when and upon what conditions a stock appreciation right is exercisable, but in no event shall a stock appreciation right become exercisable prior to the date a participant commences service. The plan provides that the exercise of a stock appreciation right shall be paid by us to the participant in the form of cash or check or a cash equivalent.

     Upon termination of a participant due to death or disability, the final value of a stock appreciation right will be determined and paid at the completion of the exercisability period. The plan provides that if a participant is terminated following our merger with or into another corporation or a sale of substantially all of our assets, the administrator may provide that a stock appreciation right is payable for its final value, subject to certain accounting provisions. In all other cases, a stock appreciation right will be forfeited in its entirety upon the voluntary or involuntary termination of the participant.

     Transferability of Stock Appreciation Rights

     Our equity incentive plan does not allow for the transfer of a stock appreciation right other than by will or by the laws of descent and distribution. Only the participant may exercise a stock appreciation right during his or her lifetime.

     Adjustments upon Merger or Asset Sale

     Our equity incentive plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation may assume or substitute an equivalent option or right for each outstanding option or stock appreciation right. The board, at its discretion, may accelerate the vesting or payment of any or all options, restricted stock awards, stock appreciation rights and performance awards prior to the effective date of the change in control. In the event of a change in control, any non-employee director will have the right to exercise the option as to all of the shares subject to the option, including shares that would not otherwise be exercisable as of the date ten days prior to the date of the change in control.

     Amendment and Termination of the 2000 Equity Incentive Plan

     The administrator has the authority to terminate or amend our equity incentive plan at any time, provided it does not adversely affect any previously granted option or restricted stock award or any previously issued shares of common stock and subject to applicable laws and regulations requiring shareholder approval of amendments.

     2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 employee stock purchase plan was adopted by our board of directors and approved by our shareholders in August 2000 and will become effective upon the completion of this offering. A total of 6,458,500 shares of our common stock has been reserved for issuance under the stock purchase plan.

     Structure of the 2000 Employee Stock Purchase Plan

     The stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive six month offering periods. The offering periods generally start on the first trading day after February 1 and August 1 of each year and terminate on or about the last day of July or January, respectively, occurring thereafter, except for the first such offering period which will start on the effective date of this offering and will end on or about January 31, 2001.

     Eligibility

     All of our employees are eligible to participate if they are customarily employed by us or any majority-owned subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our stock purchase plan if such employee:

     - immediately after the acquisition of stock, possesses 5% or more of the total combined voting power or value of all classes of our capital stock; or

     - accrues rights to purchase stock in excess of $25,000 worth of stock for each calendar year.

     Purchases

     Our stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The price is 85% of the lesser of the fair market value of our common stock either:

     - at the beginning of an offering period; or

     - at the end of the offering period or such other purchase date as the administrator establishes.

     Participants may end their participation at any time during an offering period and will be paid their payroll deductions accumulated during that offering period. Participants may change their level of participation in the plan at any time during an offering period. Participation ends automatically upon termination of employment with us.

     Transferability of Rights

     A participant may not transfer rights granted under our stock purchase plan other than by will, the laws of descent or distribution, or as otherwise provided under the stock purchase plan.

     Merger or Asset Sale

     In the event of our merger with or into another corporation or sale of all or substantially all of our assets, a successor corporation may assume or substitute each purchase right. If the successor corporation refuses to assume or substitute for the purchase rights, the offering period then in process will be shortened, and a new purchase date will be established on a date prior to the merger or sale.

     Amendment and Termination of the 2000 Employee Stock Purchase Plan

     Our board of directors has the authority to amend or terminate our stock purchase plan, subject to applicable laws and regulations requiring shareholder approval of amendments, except that no such action may adversely affect any outstanding rights to purchase stock under the purchase plan.

     401(k) PLAN

     We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 12% of his or her pre-tax gross compensation up to the statutory limit, which was $10,000 in the 1999 calendar year. Under our 401(k) plan, we may make matching contributions of up to 8.0% of annual compensation on a tiered matching scale. In 1999, we made an aggregate of $835,000 in contributions to the 401(k) plan.

     PERFORMANCE INCENTIVE PLAN

     In August 2000, our board of directors adopted our 2000 performance incentive plan. This plan is a bonus plan that covers our executive officers and certain other management or key employees. The plan goals are set annually and include corporate, financial and/or individual goals, which are weighted differently depending on the employee's position. Depending upon the degree of attainment of these goals, the eligible employee can receive a quarterly bonus up to a percentage of his or her salary ranging from 15% to 35%.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our articles of incorporation limit the liability of our directors to the maximum extent permitted by Washington law. Washington law provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duty as directors, except liability for:

     - acts or omissions that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 23B.08.310 of the Washington Business Corporation Act; or

     - any transaction from which the director derives a personal benefit in money, property or services to which the director is not legally entitled.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Our articles of incorporation also provide that we shall indemnify our directors and officers to the fullest extent permitted by law, and that we may maintain insurance on behalf of any director, officer, employee or agent of Telect, or of another company or enterprise if serving at our request, regardless of whether we would have the power to indemnify such person against liability under Washington law.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our articles of incorporation. These agreements, among other things, indemnify our directors and executive officers for certain liabilities and expenses, including attorneys fees, judgments, fines and settlement amounts, incurred by such person in any action or proceeding, including any action by or in the right of us, arising out of such person's services as a director, officer, employee or agent of Telect, or of another company or enterprise if serving at our request. These agreements also provide officers with a similar limitation or release of liability for monetary damages that the Washington Business Corporation Act and our articles of incorporation provide to directors. These agreements may limit the liability of, and indemnify, our directors and officers to a greater extent than otherwise provided under Washington law or our articles of incorporation. We believe that our articles of incorporation and indemnification agreements are necessary to attract and retain qualified directors and officers. Upon completion of this offering, we will also maintain directors and officers liability insurance.

     At present, we are not aware of any pending litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

     The following is a summary of transactions in the last three years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any executive officer, director or holder of more than 5% of our common stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under "Management."

     We lease our existing facilities at Liberty Lake, Washington, from Jubilation Enterprises, LLC, a Washington limited liability company whose sole members are Bill B. Williams, Jr., and Judith A. Williams. Mr. and Mrs. Williams are two of our directors, executive officers and major shareholders and the parents of Wayne E. Williams, one of our directors, executive officers and major shareholders. We paid rent for these facilities of approximately $712,000 in 1997, $1,380,000 in 1998 and $1,380,000 in 1999. We believe this rent paid to
Jubilation was as favorable as could have been obtained from an unaffiliated third party. We are also responsible for payments to third parties for taxes, insurance and maintenance. Jubilation Enterprises, LLC is currently constructing two new buildings at our Liberty Lake facilities. One new building will be leased to us under an amendment to our existing lease and the other new building will be leased to us under a separate new lease. The amended lease and the new lease provide for annual rent of $1,883,448 and $314,676, respectively. We will continue to be responsible for payments to third parties for taxes, insurance and maintenance. Jubilation Enterprises, LLC has recently purchased a facility adjacent to our existing facilities at Liberty Lake, which will be leased to us at market rental rates. This lease is estimated to commence in the second half of 2001.

     We have entered into two split dollar life insurance agreements with the Wayne and Terina Williams Family Irrevocable Trust established for the benefit of the children of Wayne E. Williams, and three split dollar life insurance agreements with the Williams Family Irrevocable Trust established for the benefit of the children of Bill B. Williams, Jr. and Judith A. Williams. Split dollar life insurance involves an agreement under which a portion of the policy premiums are paid by an employer and the policy proceeds, less reimbursement to the employer of the premiums it has paid, are paid to the policy beneficiaries. These agreements provide for the payment of a portion of the premiums on life insurance policies on the lives of Bill B. Williams, Jr., Judith A. Williams, Wayne E. Williams and Terina J. Williams, with a total death benefit for all agreements of $13,000,000. Total premiums paid by us under the agreements were $225,110 in 1997, $224,451 in 1998 and $223,510 in 1999. Under the terms of the agreements, we are entitled to repayment of the amount of premium payments we have advanced upon the death of an insured party or termination of the agreements. The receivable was $1,242,405 at December 31, 1999.

     We will terminate our Subchapter S corporation status prior to the closing of this offering and, in connection with the closing of this offering, we intend to distribute to our existing shareholders a final amount representing our undistributed Subchapter S corporation income through the Subchapter S corporation termination date. At September 30, 2000, the amount of our undistributed Subchapter S corporation income was approximately $73 million. The distribution will be made in the form of promissory notes bearing interest at the Bank of America prime rate and will be repaid following the consummation of this offering from the net proceeds of this offering.

     In connection with this offering and the termination of our Subchapter S corporation tax status, we will enter into a tax indemnification agreement with our existing shareholders providing for, among other things, the shareholders to indemnify us for any federal and state corporate income taxes, including interest and penalties, incurred by us if for any reason we are deemed to be treated as a Subchapter C corporation during any period in which we reported our taxable income as a Subchapter S corporation. The tax indemnification obligation of each existing shareholder is limited to the aggregate amount of all distributions made to such shareholder by us since the first day of the first tax year that we are deemed to be treated as a Subchapter C corporation, reduced by the amount of tax actually owed by such shareholder on those distributions.

     We believe we have met the requirements for a Subchapter S corporation and the tax indemnification agreement will provide for payment by our existing shareholders to us and by us to our existing shareholders to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of our existing shareholders.

     Some of our executive officers and directors are also our shareholders. When we terminate our Subchapter S corporation status, they will receive a portion of the Subchapter S corporation distribution. The estimated distributions to these executive officers and directors, and to our 5% shareholders according to their record ownership, based on the amount of our undistributed Subchapter S corporation income at September 30, 2000, are as follows:

     EXECUTIVE OFFICER, DIRECTOR AND/OR 5% SHAREHOLDER        ESTIMATED DISTRIBUTION
     -------------------------------------------------        ----------------------
Bill B. Williams, Jr........................................       $16,247,346
Judith A. Williams..........................................        16,247,346
Wayne E. Williams...........................................        22,731,679
Donna L. Zier...............................................         7,822,522
Karen S. Williams...........................................         4,165,477
Timothy L. Szymanowski......................................             1,901
E. Susan Meyer..............................................             1,901
William F. McMillan.........................................             1,901
Stanley E. Hilbert..........................................             1,901
Jeffrey N. Gibson...........................................             1,901

     In 1997 and 1998, some of our existing shareholders made loans to us. These loans were payable on demand or in monthly installments, were evidenced by promissory notes and bore interest at the rate of 8.0% per annum. We have repaid these loans in full. Each of the following shareholders or affiliates of shareholders made loans to us in the aggregate amounts set forth opposite his or her name in 1997 and 1998:

                        SHAREHOLDER                           1997 LOANS    1998 LOANS
                        -----------                           ----------    ----------
Bill B. Williams, Jr. and Judith A. Williams................   $300,000
Jubilation Enterprises, LLC.................................                 $937,882
Wayne E. Williams...........................................                 $248,332
Donna L. and Kelly G. Zier, including a $37,343 loan from
  the Wyatt Alan Zier Trust, of which Donna Zier is the
  trustee...................................................                 $171,982
Karen S. Williams...........................................                 $ 67,019

     In February 1994, we entered into a put option agreement with Wayne E. Williams pursuant to which Mr. Williams had the right to require us to purchase a certain number of his shares of our stock. This agreement has been terminated and is of no further force or effect.


     In December 1992, we entered into a stockholders' agreement with all of our shareholders, including Bill B. Williams, Jr., Judith A. Williams, Wayne E. Williams, Donna L. Zier and Karen S. Williams. Mrs. Zier and Ms. Williams are daughters of Bill B. Williams, Jr. and Judith A. Williams. The agreement provides for restrictions on transferability of our stock. This agreement will terminate on the closing of this offering.


     On June 1, 1999, we sold our diversified products group to Harold D. Alexander, a former officer, 5% shareholder and director. The assets of the diversified products group consisted of inventory and certain fixed assets with a book and estimated fair market value of approximately

$2.8 million. The transaction was structured as an exchange of all the shares of our diversified products group subsidiary for 2,151,000 shares of our common stock. The price was determined by negotiation between the parties.


     Kelly Zier is our Director of Competitive Carrier Sales, and is the brother-in-law of Wayne E. Williams and is the son-in-law of Bill B. Williams, Jr. and Judith A. Williams. Mr. Zier's salary and bonus was $101,792, $97,096 and $109,213 in 1997, 1998 and 1999, respectively.


INDEBTEDNESS OF MANAGEMENT

     In 1999 and 2000, we made loans to Jubilation Enterprises, LLC in the form of construction advances in connection with the expansion of our Liberty Lake facilities. These loans are paid off monthly, are not evidenced by promissory notes and bear no interest. As of September 30, 2000, Jubilation Enterprises, LLC was indebted to us in the amount of $673,333 on these loans. The highest outstanding balance on these loans to that date was $1,946,658. We intend to continue to make additional loans of this type to Jubilation Enterprises, LLC in the future in connection with remaining construction of these expansions to our Liberty Lake facilities.

     In 1997 and 1998, we also made loans to Jubilation Enterprises, LLC in the form of construction advances in connection with the prior expansion of our Liberty Lake facilities. These loans remained outstanding during construction, were not evidenced by promissory notes and bore interest at a variable rate not exceeding 8.0% per annum. The highest outstanding balance on these loans was $7,987,709. After completion of construction, a portion of these loans remained outstanding and were payable in monthly installments, were evidenced by promissory notes and bore interest at the rate of 8.0% per annum. These loans have been repaid in full.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with our directors and executive officers containing provisions that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of October 10, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, certain information with respect to the beneficial ownership of the common stock as to:

     - each person or group of affiliated persons who is known by us to own beneficially 5% or more of our common stock;

     - each of the named executive officers;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Except as indicated in the table or footnotes below, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 119,170,000 shares of common stock outstanding as of October 10, 2000, and 131,170,000 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of October 10, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.


     Unless otherwise indicated below, each person named below has an address in care of Telect, Inc., 2111 N. Molter Road, Liberty Lake, Washington 99019.


                                                                          BENEFICIALLY OWNED
                                                                         PERCENTAGE OF SHARES
                                            NUMBER OF SHARES       ---------------------------------
        NAME OF BENEFICIAL OWNER          BENEFICIALLY OWNED(6)    BEFORE OFFERING    AFTER OFFERING
        ------------------------          ---------------------    ---------------    --------------
Bill B. Williams, Jr.(1)................       47,772,274               40.0%              36.4%
Judith A. Williams(2)...................       47,772,274               40.0               36.4
Wayne E. Williams(3)....................       41,901,488               35.1               31.9
Donna L. Zier(4)........................       22,096,000               18.5               16.8
Karen S. Williams(5)....................        6,800,000                5.7                5.2
Timothy L. Szymanowski..................           53,904                  *                  *
Stanley E. Hilbert......................           53,904                  *                  *
E. Susan Meyer..........................           41,404                  *                  *
William F. McMillan.....................           28,904                  *                  *
Thomas C. Simpson.......................                0                  *                  *
Samuel L. Hayes III.....................                0                  *                  *
Walter M. Oliver........................                0                  *                  *
All executive officers and directors as
  a group (11 persons)..................       95,231,582               79.7%              72.4%

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 21,223,237 shares held by Judith A. Williams in which Bill B. Williams, Jr. has a community property interest. Also includes 5,300,000 shares held in a trust for which Mr. Williams serves as trustee.

(2) Includes 21,223,237 shares held by Bill B. Williams, Jr. in which Judith A. Williams has a community property interest. Also includes 5,300,000 shares held in a trust for which Mrs. Williams serves as trustee.

(3) Includes 3,519,000 shares held by trusts for the benefit of Mr. Williams' three children. Mr. Williams exercises sole voting and dispositive power over these shares. Also includes 1,173,000 shares held by Mr. Williams' spouse. Mr. Williams disclaims beneficial ownership of the shares held in trust and by his spouse, except to the extent of his financial interest in these shares.

(4) Includes 3,519,000 shares held by trusts for the benefit of Mrs. Zier's three children and 4,634,000 shares held in trust for the benefit of Mrs. Zier's sister, Karen S. Williams. Mrs. Zier exercises sole voting and dispositive power over these shares. Also includes 1,173,000 shares held by Mrs. Zier's spouse. Mrs. Zier disclaims beneficial ownership of the shares held in trust and by her spouse, except to the extent of her financial interest in these shares.

(5) Includes 4,634,000 shares held by trusts for the benefit of Ms. Williams and included in the beneficial ownership of Mrs. Zier as referenced in footnote
    4. Ms. Williams has no voting or dispositive power over these shares.


(6) Includes the following options, which were granted on August 30, 2000 and which are exercisable within 60 days of October 10, 2000: Bill B. Williams, Jr., 25,800; Judith A. Williams, 25,800; Wayne E. Williams, 100,800; Timothy
    L. Szymanowski, 50,800; E. Susan Meyer, 38,300; William F. McMillan, 25,800; Stanley E. Hilbert, 50,800; and Jeffrey N. Gibson, 50,800. Does not include options for 10,000 shares granted to Thomas C. Simpson and Samuel L. Hayes III, which were granted on August 30, 2000, and also does not include an option for 10,000 shares granted to Walter M. Oliver on October 9, 2000, which are not exercisable within 60 days of October 10, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Our articles of incorporation provide for total authorized capital stock of 400,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of September 30, 2000, there were 119,170,000 shares of common stock outstanding, held of record by 38 holders. Upon the closing of this offering, there will be 131,170,000 shares of common stock outstanding. The number of shares of common stock to be outstanding upon the closing of this offering does not include 3,219,300 shares of common stock issuable upon exercise of stock options outstanding as of October 10, 2000 and 16,156,200 shares of common stock reserved for future issuance under our equity incentive plan or our employee stock purchase plan.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. Subject to preferences that may be granted to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. If we are liquidated, dissolved or wound up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences that may be granted to any outstanding preferred stock. There are no redemption or sinking funds provisions applicable to the common stock.

PREFERRED STOCK

     Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the shareholders, to designate and issue up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the preferences, powers and privileges thereof, including dividend rights, liquidation preferences, voting rights, conversion rights and redemption or sinking fund provisions, any or all of which may be greater than the rights of common stock. Our board, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Telect or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no current plans to issue any of the preferred stock.

ANTI-TAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, BYLAWS AND OF WASHINGTON LAW

     Charter Documents

     There are provisions in our articles of incorporation and bylaws that could discourage potential takeover attempts and could make attempts to change management more difficult. These provisions could also adversely affect the market price of our common stock and include:

     - division of our board of directors into three separate classes with staggered three-year terms;

     - elimination of cumulative voting in the election of directors;

     - limiting removal of directors for cause only;

     - prohibiting our shareholders from calling special meetings; and

     - establishing advance notice requirements for submitting nominations for election to the board of directors and for proposing various matters that can be acted upon by shareholders at a meeting.

     In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 100,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of any preferred stock so issued, without any further vote or action by the shareholders, which rights may be superior to the rights of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     Washington Law

     Section 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in certain significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Prohibited significant business transactions include, among other things:


     - a merger or consolidation with, dispositions of assets to, or issuance or redemption of stock to or from, the acquiring person;


     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

     After the five-year period, a significant business transaction, defined under the Washington Business Corporation Act, may occur as long as it complies with certain fair price provisions of this statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C., Seattle, Washington.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have outstanding 131,170,000 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of options after September 30, 2000. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided however, that if shares are purchased by affiliates as that term is defined in Rule 144 of the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 119,170,000 shares of common stock held by existing shareholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below. These shares will become eligible for sale as follows:

                                         NUMBER
    DATE OF AVAILABILITY FOR SALE       OF SHARES                    COMMENT
    -----------------------------      -----------                   -------
90th day after the effective date of                  All holders of securities are bound
  this offering......................       0         by lock-up agreements

181st day after the date of this                      180-day lock-up expires; shares
  prospectus.........................  119,170,000    saleable under Rule 144, 144(k) or
                                                      701

Various dates thereafter.............       0         Restricted securities held for one
                                                      year or less as of the 181st day
                                                      after the date of this prospectus

     In addition, we have 16,156,200 shares of our common stock available for future grant pursuant to our equity incentive plan and stock purchase plan, and 3,219,300 shares subject to outstanding options at September 30, 2000. All outstanding options are also subject to a 180-day lock-up. We intend to register, prior to the expiration of the lock-up, all of the shares of common stock reserved for issuance under our equity incentive plan and stock purchase plan. This registration will permit the resale of shares by non-affiliates in the public market without restriction beginning on expiration of the lock-ups.

     We, and each of our officers and directors and all of our shareholders and option holders, have agreed with Deutsche Bank Securities Inc. not to sell or otherwise dispose of any their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc., however, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements. Deutsche Bank Securities Inc. does not have any current plans to effect such a release.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 1,311,700 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, shares that may be sold under Rule 144(k) may be sold immediately upon the completion of this offering.

RULE 701

     In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a written compensatory plan or contract before the effective date of the offering is entitled to resell these shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale restrictions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding requirement. Of the 119,170,000 shares of common stock held by existing shareholders as of September 30, 2000, none will be eligible for resale pursuant to Rule 701 upon the expiration of the 180-day lock-up.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement the underwriters named below, through their representatives Deutsche Bank Securities Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                 NUMBER OF
                        UNDERWRITER                               SHARES
                        -----------                             -----------
Deutsche Bank Securities Inc. ..............................
Chase Securities Inc. ......................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                -----------
          Total ............................................     12,000,000
                                                                ===========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $       per
share under the public offering price. The underwriters may allow, and these
dealers may re-allow, a concession of not more than $       per share to other
dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. We have granted to the underwriters an option, exercisable not later than 30 days after the date of
this prospectus, to purchase up to        additional shares of common stock at
the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, as a result of the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 12,000,000 shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is        % of the initial public offering price. We
have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                           TOTAL UNDERWRITING FEES
                                                   ---------------------------------------
                                                   WITHOUT EXERCISE     WITH FULL EXERCISE
                                        FEE PER    OF OVER-ALLOTMENT    OF OVER-ALLOTMENT
                                         SHARE          OPTION                OPTION
                                        -------    -----------------    ------------------
Underwriting fees paid by Telect....     $  --           $  --                $  --

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.6 million. We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and all of our shareholders and holders of options to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our 2000 equity incentive plan and our 2000 employee stock purchase plan without such consent. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales.

     - Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

     - Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     To cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities. If they do engage in these activities, they may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 960,000 shares for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.


PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among Telect and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and certain other legal matters in connection with the offering will be passed upon for Telect by Paine, Hamblen, Coffin, Brooke & Miller LLP, Spokane, Washington. Certain additional legal matters in connection with the offering will be passed upon for Telect by Gray Cary Ware & Freidenrich LLP, Seattle, Washington, and certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington. As of the date of this prospectus, partners of Paine, Hamblen, Coffin, Brooke & Miller LLP beneficially own an aggregate of 7,760 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of Telect and its subsidiaries at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the common stock to be sold under this prospectus, please refer to the registration statement and its exhibits. You should refer to the exhibits attached to the registration statement for copies of actual contracts, agreements or other documents referenced in the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including this registration statement and exhibits over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We intend to furnish our shareholders with annual reports containing, among other information, financial statements audited by our independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                  TELECT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Telect, Inc.
Spokane, Washington:

     We have audited the accompanying consolidated balance sheets of Telect, Inc. (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telect, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 24, 2000

                                  TELECT, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                         DECEMBER 31,                            PRO FORMA
                                                  --------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                     1998           1999           2000            2000
                                                  -----------    -----------   -------------   -------------
                                                                                (UNAUDITED)     (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................  $   577,665    $ 3,238,957   $         --    $         --
  Accounts receivable, net of allowance for
    doubtful accounts of $400,000, $489,419,
    $1,252,438 and $1,252,438, respectively.....   21,968,513     28,690,847     43,292,644      43,292,644
  Notes receivable due from stockholders........    1,047,698        369,840        677,131         677,131
  Prepaid expenses and other current assets.....      931,678      1,567,955      4,935,111       4,935,111
  Inventories, net..............................   26,968,122     29,301,641     47,232,246      47,232,246
  Deferred income tax assets....................           --             --             --       1,964,315
                                                  -----------    -----------   ------------    ------------
    Total current assets........................   51,493,676     63,169,240     96,137,132      98,101,447
PROPERTY, PLANT, AND EQUIPMENT, net.............   16,672,412     18,446,745     28,467,005      28,467,005
INTANGIBLE ASSETS, net of accumulated
  amortization of $101,533, $117,022, $622,820
  and $622,820..................................       51,921         41,795      4,826,591       4,826,591
OTHER ASSETS....................................    1,330,851      1,689,576      1,828,933       1,828,933
                                                  -----------    -----------   ------------    ------------
    TOTAL ASSETS................................  $69,548,860    $83,347,356   $131,259,661    $133,223,976
                                                  ===========    ===========   ============    ============
CURRENT LIABILITIES:
  Accounts payable..............................  $ 9,048,891    $ 7,967,542   $ 17,175,364    $ 17,175,364
  Accrued payroll...............................    3,036,307      3,780,277      8,437,948       8,437,948
  Accrued expenses..............................    1,033,659      1,160,674      1,018,355       1,018,355
  Revolving line of credit......................   14,990,043      7,000,000     27,850,000      27,850,000
  Current portion of long-term debt.............    3,883,996      3,235,390      2,656,201       2,656,201
  Current portion of notes payable to
    affiliates..................................      265,614         25,439             --              --
  Notes payable to shareholders.................           --             --             --      73,000,000
                                                  -----------    -----------   ------------    ------------
    Total current liabilities...................   32,258,510     23,169,322     57,137,868     130,137,868
LONG-TERM DEBT, less current portion............    6,450,390      4,791,371      3,050,413       3,050,413
NOTES PAYABLE TO AFFILIATES, less current
  portion.......................................      937,882             --             --              --
DEFERRED INCOME TAXES...........................           --        696,781        724,470       1,778,128
OTHER LONG-TERM LIABILITIES.....................           --        303,124        498,939         498,939
                                                  -----------    -----------   ------------    ------------
    TOTAL LIABILITIES...........................   39,646,782     28,960,598     61,411,690     135,465,348
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value --
    authorized, 100,000,000 shares; issued and
    outstanding, 0,0,0 and 0 shares,
    respectively................................           --             --             --              --
  Common stock, $0.001 par value -- authorized,
    400,000,000 shares; issued and outstanding,
    121,321,000; 119,170,000; 119,170,000 and
    119,170,000 shares, respectively............      121,321        119,170        119,170         119,170
  Additional paid-in capital....................      382,949        376,176        581,038         581,038
  Retained earnings(deficit)....................   29,485,156     53,948,537     69,133,454      (2,955,889)
  Accumulated comprehensive loss................      (87,348)       (57,125)        14,309          14,309
                                                  -----------    -----------   ------------    ------------
    Total stockholders' equity (deficit)........   29,902,078     54,386,758     69,847,971      (2,241,372)
                                                  -----------    -----------   ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY....................................  $69,548,860    $83,347,356   $131,259,661    $133,223,976
                                                  ===========    ===========   ============    ============


                See notes to consolidated financial statements.

                                  TELECT, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                      NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                   -------------------------------------------   ---------------------------
                                       1997            1998           1999           1999           2000
                                   -------------   ------------   ------------   ------------   ------------
                                                                                 (UNAUDITED)    (UNAUDITED)
SALES, net of discounts..........  $  82,857,690   $114,579,852   $168,252,049   $118,966,871   $201,796,628
COST OF SALES....................     45,812,253     62,655,160     85,566,493     58,687,661    101,561,343
                                   -------------   ------------   ------------   ------------   ------------
    Gross profit.................     37,045,437     51,924,692     82,685,556     60,279,210    100,235,285
OPERATING EXPENSES:
  Research, development and
    engineering..................      3,514,735      3,996,718      5,543,920      3,783,288      6,974,730
  Selling, general and
    administrative...............     22,291,718     29,385,022     39,349,788     27,960,036     43,415,237
                                   -------------   ------------   ------------   ------------   ------------
    Total operating expenses.....     25,806,453     33,381,740     44,893,708     31,743,324     50,389,967
                                   -------------   ------------   ------------   ------------   ------------
OPERATING INCOME.................     11,238,984     18,542,952     37,791,848     28,535,886     49,845,318
INTEREST EXPENSE, net............     (1,004,326)    (2,000,694)    (1,675,225)    (1,410,896)    (1,470,994)
OTHER INCOME (EXPENSE), net......      1,459,262        618,453      7,024,476      2,343,423       (185,759)
                                   -------------   ------------   ------------   ------------   ------------
    Income before income taxes...     11,693,920     17,160,711     43,141,099     29,468,413     48,188,565
STATE AND FOREIGN INCOME TAX
  EXPENSE........................        293,728        160,981      1,696,217        977,913        987,200
                                   -------------   ------------   ------------   ------------   ------------
    Income from continuing
      operations.................     11,400,192     16,999,730     41,444,882     28,490,500     47,201,365
DISCONTINUED OPERATIONS:
  Income from operations, net of
    taxes (Note 9)...............        222,583        121,223        287,173        441,556             --
  Loss on disposal of divisions,
    net of taxes, including
    provision of $0, $381,818,
    $108,356, $0 and $0 for
    operating losses during
    phase-out period (Note 9)....       (290,290)    (2,752,884)      (180,165)            --             --
                                   -------------   ------------   ------------   ------------   ------------
  Income (loss) from discontinued
    operations...................        (67,707)    (2,631,661)       107,008        441,556             --
                                   -------------   ------------   ------------   ------------   ------------
NET INCOME.......................  $  11,332,485   $ 14,368,069   $ 41,551,890   $ 28,932,056   $ 47,201,365
                                   =============   ============   ============   ============   ============
NET INCOME PER SHARE FROM
  CONTINUING OPERATIONS:
  Basic and diluted..............  $        0.09   $       0.14   $       0.35   $       0.24   $       0.40
NET INCOME PER SHARE FROM
  DISCONTINUED OPERATIONS:
  Basic and diluted..............           0.00          (0.02)          0.00           0.00           0.00
                                   -------------   ------------   ------------   ------------   ------------
NET INCOME PER SHARE:
  Basic and diluted..............  $        0.09   $       0.12   $       0.35   $       0.24   $       0.40
                                   =============   ============   ============   ============   ============
SHARES USED IN CALCULATION OF NET
  INCOME PER SHARE:
  Basic and diluted..............    121,321,000    121,321,000    120,059,866    120,359,747    119,170,000
                                   =============   ============   ============   ============   ============
PRO FORMA DATA (UNAUDITED):
  Net Income.....................  $  11,332,485   $ 14,368,069   $ 41,551,890   $ 28,932,056   $ 47,201,365
  Pro forma provision for Federal
    income taxes.................      3,952,016      5,113,939     14,478,743     10,200,866     16,842,800
                                   -------------   ------------   ------------   ------------   ------------
  Pro forma net income...........  $   7,380,469   $  9,254,130   $ 27,073,147   $ 18,731,190   $ 30,358,565
                                   =============   ============   ============   ============   ============
PRO FORMA NET INCOME PER SHARE:
Basic and diluted................                                 $       0.21                  $       0.24
                                                                  ============                  ============
SHARES USED IN CALCULATION OF PRO
  FORMA NET INCOME PER SHARE:
  Basic and diluted..............                                  127,359,866                   126,470,000
                                                                  ============                  ============

                See notes to consolidated financial statements.

                                  TELECT, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                ACCUMULATED
                                                                                                   OTHER
                                                COMMON STOCK        ADDITIONAL                 COMPREHENSIVE       TOTAL
                                           ----------------------    PAID-IN      RETAINED        INCOME       STOCKHOLDERS'
                                             SHARES       AMOUNT     CAPITAL      EARNINGS        (LOSS)          EQUITY
                                           -----------   --------   ----------   -----------   -------------   -------------
BALANCE, January 1, 1997.................  121,321,000   $121,321    $382,949    $18,891,893     $ (64,870)    $ 19,331,293
  Comprehensive income:
    Net income...........................                                         11,332,485                     11,332,485
  Other comprehensive income:
    Foreign currency translation loss....                                                          (47,916)         (47,916)
  Dividends paid ($0.06 per share).......                                         (6,772,690)                    (6,772,690)
                                           -----------   --------    --------    -----------     ---------     ------------
BALANCE, December 31, 1997...............  121,321,000    121,321     382,949     23,451,688      (112,786)      23,843,172
  Comprehensive income:
    Net income...........................                                         14,368,069                     14,368,069
  Other comprehensive income:
    Unrealized gain on securities, net...                                                           25,438           25,438
  Dividends paid ($0.07 per share).......                                         (8,334,601)                    (8,334,601)
                                           -----------   --------    --------    -----------     ---------     ------------
BALANCE, December 31, 1998...............  121,321,000    121,321     382,949     29,485,156       (87,348)      29,902,078
  Stock redemption.......................   (2,151,000)    (2,151)     (6,773)    (2,738,263)                    (2,747,187)
  Comprehensive income:
    Net income...........................                                         41,551,890                     41,551,890
  Other comprehensive income:
    Unrealized gain on securities, net...                                                           30,223           30,223
  Dividends paid ($0.12 per share).......                                        (14,350,246)                   (14,350,246)
                                           -----------   --------    --------    -----------     ---------     ------------
BALANCE, December 31, 1999...............  119,170,000    119,170     376,176     53,948,537       (57,125)      54,386,758
  Stock compensation (unaudited).........                             204,862                                       204,862
  Comprehensive income:
    Net income (unaudited)...............                                         47,201,365                     47,201,365
  Other comprehensive income:
    Foreign currency translation
      (unaudited)........................                                                           (1,520)          (1,520)
    Unrealized gain on securities, net
      (unaudited)........................                                                           72,954           72,954
Dividends paid ($0.27 per share)
  (unaudited)............................                                        (32,016,448)                   (32,016,448)
                                           -----------   --------    --------    -----------     ---------     ------------
BALANCE September 30, 2000
(unaudited)..............................  119,170,000   $119,170    $581,038    $69,133,454     $  14,309     $ 69,847,971
                                           ===========   ========    ========    ===========     =========     ============

                See notes to consolidated financial statements.

                                  TELECT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                    ------------------------------------------   --------------------------
                                        1997           1998           1999          1999           2000
                                    ------------   ------------   ------------   -----------   ------------
                                                                                 (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
  Net income......................  $ 11,332,485   $ 14,368,069   $ 41,551,890   $28,932,056   $ 47,201,365
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
    Depreciation and
      amortization................     2,470,612      4,091,347      4,150,493     3,032,813      4,994,988
    Loss (gain) on disposal of
      property and equipment......         6,033           (152)        26,413        21,408        (75,611)
    Write-off of fixed assets and
      abandoned patents...........                      589,024
    Stock compensation............                                                                  204,862
    Loss on disposal of
      discontinued operations.....                      548,023
    Reserve for bad debt..........        25,000        250,000         89,419        84,340        763,019
    Provision for obsolete
      inventory...................       775,923      1,585,009      1,318,707      (411,560)     2,412,047
    Reserve for warranty..........                                     300,000       225,000        195,815
    Cash provided (used) by
      changes in operating assets
      and liabilities, net of
      effects from acquisition,
      and disposition of
      businesses:
      Accounts receivable.........      (135,888)   (10,081,587)    (8,295,640)   (5,394,018)   (15,364,816)
      Prepaid expenses and other
         current assets...........        33,988       (290,476)       (91,945)      225,825     (3,039,190)
      Inventories.................    (6,340,407)   (11,618,297)    (5,634,823)   (7,923,880)   (19,301,991)
      Accounts payable............    (2,499,649)     6,613,159     (1,081,349)      187,220      9,143,594
      Accrued payroll.............      (212,678)     1,075,001        743,970       111,488      4,657,671
      Accrued expenses............       145,830        332,011        946,133       683,906       (114,651)
                                    ------------   ------------   ------------   -----------   ------------
         Net cash provided by
           operating activities...     5,601,249      7,461,131     34,023,268    19,774,598     31,677,102
INVESTING ACTIVITIES:
  Purchase of equipment and
    furniture.....................    (9,560,957)    (5,361,539)    (6,124,002)   (4,241,108)   (12,626,832)
  Acquisition of Telect Polska,
    net of cash acquired..........                                                               (2,479,105)
  Proceeds from sale of
    equipment.....................        46,687         21,900          9,555
  Proceeds of sale of division....                      100,000
  Proceeds from sale of other
    assets........................                                                                  158,910
  Decrease (increase) in notes
    receivable from
    stockholders..................        16,765       (389,669)       677,858     1,045,650       (307,291)
  Proceeds from notes
    receivable....................                                     129,457        73,315        177,444
  Purchase of intangible assets...      (607,682)       (50,694)        (5,363)                  (5,417,124)
  Increase in other assets........      (210,755)      (557,522)      (223,510)     (171,193)      (908,525)
                                    ------------   ------------   ------------   -----------   ------------
  Net cash used by investing
    activities....................  $(10,315,942)  $ (6,237,524)  $ (5,536,005)  $(3,293,336)  $(21,402,523)
                                    ------------   ------------   ------------   -----------   ------------

(continued)
See notes to consolidated financial statements.

                                  TELECT, INC.

                                                                                     NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                    ------------------------------------------   --------------------------
                                        1997           1998           1999          1999           2000
                                    ------------   ------------   ------------   -----------   ------------
                                                                                 (UNAUDITED)   (UNAUDITED)
FINANCING ACTIVITIES:
  Proceeds from borrowings........  $  7,164,876   $  3,060,047   $  1,131,942   $ 1,131,942   $    495,706
  Principal payments on
    borrowings....................    (1,379,627)    (3,140,723)    (3,439,566)   (2,901,338)    (2,815,835)
  Proceeds (payments) from (on)
    line of credit, net...........     4,893,067      7,401,000     (7,990,044)   (4,595,000)    20,850,000
  Proceeds from notes payable to
    affiliates....................     1,554,692        300,000
  Principal payments on notes
    payable to affiliates.........      (310,914)      (619,103)    (1,178,057)   (1,255,898)       (25,439)
  Dividends paid..................    (6,772,690)    (8,334,601)   (14,350,246)   (9,191,432)   (32,016,448)
                                    ------------   ------------   ------------   -----------   ------------
  Net cash provided (used) by
    financing activities..........     5,149,404     (1,333,380)   (25,825,971)  (16,811,726)   (13,512,016)
                                    ------------   ------------   ------------   -----------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENT........       (47,916)                                                    (1,520)
                                    ------------   ------------   ------------   -----------   ------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS............       386,795       (109,773)     2,661,292      (330,464)    (3,238,957)
CASH AND CASH EQUIVALENTS:
  Beginning of period.............       300,643        687,438        577,665       577,665      3,238,957
                                    ------------   ------------   ------------   -----------   ------------
  End of period...................  $    687,438   $    577,665   $  3,238,957   $   247,201   $          0
                                    ============   ============   ============   ===========   ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Cash paid during the period for:
    Interest......................  $  1,233,898   $  1,922,419   $  1,641,775   $ 1,330,200   $  1,306,611
    State income taxes............       326,338        179,896        669,380       516,965      1,434,201
    Foreign taxes.................                                      59,000        47,652        188,798
  Non cash activities:
    Exchange of assets for note
      receivable (Note 9).........                      400,000
    Conversion of accounts
      receivable to notes
      receivable..................                                     528,165
    Exchange assets for Company
      stock(Note 9)...............                                   2,800,000

                See notes to consolidated financial statements.

                                  TELECT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

     Description of business

     Telect, Inc. and its wholly owned subsidiaries, Telect de Mexico, Telect Polska (acquired February 29, 2000), Telect do Brasil and Telect International, Inc., (collectively, the "Company") design, manufacture, and install broadband connectivity and power distribution products for the telecommunications industry on a worldwide basis.

2. PRO FORMA INFORMATION (UNAUDITED)

     The Company intends to file a registration statement on Form S-1 for an initial public offering (IPO) with the Securities and Exchange Commission. Immediately prior to completion of the IPO, the Company's Subchapter S corporation status will terminate and it will become subject to federal and state income taxes applicable to a Subchapter C corporation. Additionally, upon completion of the IPO, the Company will distribute the earned, but undistributed, accumulated Subchapter S corporation earnings (the "S Corporation Distribution") from April 1, 1987 through the date the Company becomes a Subchapter C corporation. Undistributed Subchapter S corporation earnings through September 30, 2000 were approximately $73 million. The difference between the S Corporation Distribution and historical retained earnings consists primarily of temporary timing differences between book and tax income, effect of elimination entries and retained earnings of the subsidiaries.

     Pro forma unaudited consolidated balance sheet

     The pro forma unaudited consolidated balance sheet as of September 30, 2000 reflects the termination of the Company's Subchapter S corporation status and the distribution of the S Corporation Distribution through the creation of a shareholder note payable which will be satisfied subsequent to the IPO. It also reflects the deferred income tax assets and liabilities that would have been recorded as of that date. A reduction in shareholders' equity is reflected as a result of the S Corporation Distribution.

     Pro forma unaudited consolidated statements of income data

     The unaudited pro forma results of operations information includes a pro forma income tax benefit (provision) for each of the three years ended December 31, 1997, 1998 and 1999, assuming effective tax rates of 36.5%, 36.2%, and 37.4%, respectively, (see Note 11), comparable to what would have been reported had the Company operated as a Subchapter C corporation.

                                  TELECT, INC.

     Pro forma unaudited consolidated net earnings per common share

     The Company has adopted the provisions of SFAS No. 128, Earnings Per Share, for purposes of presenting pro forma basic and diluted net income per common share. The following table reconciles the historical weighted average shares outstanding to the pro forma weighted average shares outstanding:

                                      DECEMBER 31, 1999          SEPTEMBER 30, 2000
                                  -------------------------   -------------------------
                                     BASIC        DILUTED        BASIC        DILUTED
                                  -----------   -----------   -----------   -----------
Historical weighted average
  shares outstanding............  120,059,866   120,059,866   119,170,000   119,170,000
Effect of dilutive shares --
  number of shares required to
  pay S Corporation
  Distribution, estimated to be
  $73 million at $10.00 per
  share.........................    7,300,000     7,300,000     7,300,000     7,300,000
                                  -----------   -----------   -----------   -----------
          Pro forma weighted
            average shares
            outstanding.........  127,359,866   127,359,866   126,470,000   126,470,000
                                  ===========   ===========   ===========   ===========

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     The consolidated financial statements include the accounts of Telect, Inc. and its wholly owned subsidiaries which include Telect de Mexico, Telect Polska, Telect do Brasil and Telect International, Inc. Intercompany transactions and balances have been eliminated.

     Cash and cash equivalents

     The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

     Investments

     The Company has classified its investment in marketable equity securities as available-for-sale. The aggregate value of all available-for-sale securities held on December 31, 1999 and 1998, are $27,841 and $58,064, respectively, and are included in prepaid expenses and other current assets. Unrealized gains are $25,438 and $30,223 for the years ended December 31, 1999 and 1998, respectively, and are reported in accumulated other comprehensive income.

     Derivative financial instruments

     The Company uses interest rate swap agreements in the management of interest rate exposure. The resulting amounts paid or received are recognized as interest income or expense in the periods in which they accrue.

     Inventories

     Inventories are stated at the lower of average cost or market using the first-in, first-out method. Cost includes raw materials and labor, plus direct overhead. The Company provides for

                                  TELECT, INC.

obsolete and unsaleable inventories based on specific identification of inventory against current demand and recent usage.

     Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related assets or the life of the lease. The estimated useful lives of the Company's assets are as follows:

Molds, tools, and dies..............................   2 - 8 years
Computer equipment..................................   3 - 5 years
Software............................................       5 years
Vehicles............................................       5 years
Machinery and equipment.............................  8 - 10 years
Furniture and fixtures..............................  8 - 10 years
Buildings...........................................      40 years

     On January 1, 1999, the Company adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This requires capitalization of certain costs incurred in connection with developing and obtaining internal use software and amortization of these costs over future periods which prior to the adoption of SOP 98-1 were expensed. The costs capitalized are not material.

     Intangible assets

     Intangible assets consist primarily of acquired patents and trademarks which are amortized on a straight-line basis over their estimated useful lives of five years.

     Impairment of long-lived assets

     The Company periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property, equipment and leasehold improvements, intangible assets and other long-lived assets. The carrying value of a long-lived asset is considered impaired when the undiscounted net cash flow from such asset is estimated to be less than its carrying value. Should a long-lived asset be deemed to be impaired, the Company would record the difference between the carrying value and fair value as impairment loss. No impairment losses were recorded in 1997 and 1999. During 1998, $496,911 of unamortized patent costs and $92,113 of equipment costs were written-off due to impairment. This write-down is included in cost of sales.

     Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. The Company performs ongoing credit evaluations of its customers and maintains reserves for probable credit losses. For the years ended December 31, 1997, 1998 and 1999, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic region.

                                  TELECT, INC.

     Warranty costs

     The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold. The accrued liability for warranty costs is included in the caption other long-term liabilities in the accompanying consolidated balance sheets. The warranty costs for the years ended December 31, 1997, 1998 and 1999 are $18,028, $77,121 and $390,697 respectively. The accrued liability for warranty costs at December 31, 1999 is $300,000.

     Revenue recognition

     Revenue from product sales is recognized upon shipment. Revenue related to our installation business is recognized when such installation is completed. When our products are shipped to a customer for evaluation, revenue is recognized after the evaluation process is complete and the customer has elected to retain the product.

     Research, development, and engineering expenses

     The Company is actively engaged in technology and applied research programs designed to develop new products and product applications. In addition, substantial ongoing product and process improvement engineering and support programs relating to existing products are conducted within engineering departments. Engineering, research, and development costs are charged to operations as incurred.

     Advertising costs

     Costs for advertising are recorded as expense the first time the advertisement appears. Advertising expense totaled $2,134,362, $1,851,099 and $2,475,658 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Other income

     Other income in 1999 consisted primarily of quarterly patent royalty payments and a $5,000,000 lump sum patent royalty settlement payment received from a company for past, present and unlimited future use of a patent in lieu of continued quarterly royalty payments.

     Income taxes

     In 1987, the Company elected to be treated as a Subchapter S corporation for federal income tax purposes. Because the Company is a Subchapter S corporation, income or loss is reported on the individual tax returns of the owners. The Company recognized expense for certain state and foreign income taxes, which totaled $291,984, $136,061 and $1,698,257 in 1997, 1998 and 1999,
respectively.

     Net income per common share

     Basic net income (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Dilutive net income per common share was calculated by dividing net income by the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued. There were no dilutive common share equivalents for each of the three years in the period ended December 31, 1999.

                                  TELECT, INC.

     Foreign currency translation


     The consolidated financial statements are prepared in United States dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. Prior to January 1, 1998, the function currency of the Company's consolidated Mexican subsidiary was the Mexican peso. As such, sales, costs of sales, and expenses for the subsidiary, were translated using an average exchange rate during the related reporting period. Assets and liabilities were translated at the current exchange rate at the reporting date. Translation adjustments resulting from this process are a component of comprehensive income in stockholders' equity. On January 1, 1998, the functional currency of the Mexican subsidiary became the United States dollar. Financial statements for periods subsequent to this date are translated to the United States dollar for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and related elements of expense. Sales and other expense elements are translated at rates which approximate the rates in effect on the transaction dates. Gains and losses from this process are included in results of operations. The cumulative foreign currency translation adjustments through the date of the change in the function currency on January 1, 1998, are classified in accumulated other comprehensive income (loss) as a component of stockholders' equity.


     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of various factors affecting future costs and operations, actual results could differ from estimates.

     Reclassifications

     Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation.

     Interim financial information

     The interim financial information as of September 30, 2000, and for the nine-month periods ended September 30, 1999 and 2000, was prepared by the Company in a manner consistent with the audited consolidated financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. The unaudited information, in management's opinion, reflects all adjustments that are of a normal recurring nature and that are necessary to present fairly the results for the periods presented. The results of operations for the nine-month period ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

     Stock split

     A 1000-for-1 stock split of the Company's Common Stock was effected on July 18, 2000. All references in the financial statements to shares, share price, per share amounts and stock plans have been adjusted retroactively for the 1000-for-1 stock split.

                                  TELECT, INC.

     Recent accounting pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. In July 1999, the FASB issued SFAS No. 137 Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. The Company will adopt the requirements of SFAS No. 133 in its financial statements for the year ending December 31, 2001. The Company does not expect adoption of SFAS No. 133 to have a material effect on the financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000 the SEC issued SAB 101A to defer for one quarter, and in June 2000 issued SAB 101B to defer for an additional two quarters, the effective date of implementing SAB 101, with earlier application encouraged. The Company is required to adopt SAB 101 in the fourth quarter of 2000. The Company does not expect the adoption of SAB 101 to have a material effect on the financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB Opinion No. 25, which clarifies the application of Accounting Principles Board Opinion No. 25, Stock Issued to Employees, for Certain Stock-Based Compensation Issues. Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, except for certain provisions which were effective before that date. The Company had no stock options outstanding as of December 31, 1999, and will apply the provisions of FIN 44 upon adoption of a stock option plan.

4. BALANCE SHEET COMPONENTS

     Inventories

     The following is a summary of inventories by major category:

                                            DECEMBER 31,
                                     --------------------------    SEPTEMBER 30,
                                        1998           1999            2000
                                     -----------    -----------    -------------
                                                                    (UNAUDITED)
Raw material.......................  $15,482,438    $21,468,734     $33,434,999
Work in progress...................    1,297,774      1,213,393       2,407,664
Finished goods.....................   13,268,851     11,019,162      18,201,370
                                     -----------    -----------     -----------
                                      30,049,063     33,701,289      54,044,033
Provision for obsolescence.........    3,080,941      4,399,648       6,811,787
                                     -----------    -----------     -----------
                                     $26,968,122    $29,301,641     $47,232,246
                                     ===========    ===========     ===========

                                  TELECT, INC.

     Property, plant and equipment

     Property, plant and equipment consist of the following:

                                         DECEMBER 31,
                                 ----------------------------    SEPTEMBER 30,
                                     1998            1999            2000
                                 ------------    ------------    -------------
                                                                  (UNAUDITED)
Buildings......................  $         --    $         --    $  1,635,200
Machinery and equipment, molds,
  tools, and dies..............     7,234,286       8,948,950      13,539,374
Furniture and fixtures.........     2,991,576       3,325,972       5,684,720
Computer equipment and
  software.....................    11,940,775      14,535,885      17,707,855
Leasehold improvements.........     4,171,823       5,115,294       5,529,631
Vehicles.......................       463,953         494,276         470,378
Construction in progress.......         7,065          12,753         531,311
Deposits on equipment..........       367,432         453,613       1,709,598
                                 ------------    ------------    ------------
                                   27,176,910      32,886,743      46,808,067
Accumulated depreciation and
  amortization.................   (10,504,498)    (14,439,998)    (18,341,062)
                                 ------------    ------------    ------------
                                 $ 16,672,412    $ 18,446,745    $ 28,467,005
                                 ============    ============    ============

5. LINE OF CREDIT AND LONG-TERM DEBT

     Revolving Line of Credit

     At December 31, 1999, the Company had an unsecured $20,000,000 line of credit maturing September 1, 2000. Interest is payable monthly at the bank's fully floating prime rate of 8.50% at December 31, 1999, or, at the Company's option, at the LIBOR rate plus 1.75%. The Company has entered into interest rate swap agreements with a bank to effectively convert $7,000,000 of the Company's variable rate debt from variable to fixed rates ranging from 6.67% to 6.95% (see
Note 8 for fair value information). Swaps in the notional amount of $2,000,000 and $5,000,000 expire on November 2, 2000 and December 1, 2000, respectively.

     Long-Term Debt

     Long-term debt consisted of the following:

                                                      DECEMBER 31,
                                                -------------------------    SEPTEMBER 30,
                                                   1998           1999           2000
                                                -----------    ----------    -------------
                                                                              (UNAUDITED)
Payable in monthly installments of $80,367,
  including interest at a fixed rate of 7.5%,
  maturing March 31, 2003.....................  $ 3,550,926    $2,770,249     $2,190,915
Payable in monthly installments of $55,603,
  including interest at a fixed rate of
  7.158%, maturing December 1, 2000...........    1,239,930       642,084        166,442
Payable in monthly installments of $25,955,
  including interest at a fixed rate of
  7.418%, maturing December 1, 2002...........    1,075,159       835,408        644,256

                                  TELECT, INC.

                                                      DECEMBER 31,
                                                -------------------------    SEPTEMBER 30,
                                                   1998           1999           2000
                                                -----------    ----------    -------------
                                                                              (UNAUDITED)
Payable in monthly installments of $26,175,
  including interest at prime (7.75%, 8.5% and
  9.5% at December 31, 1998, 1999 and
  September 30, 2000), maturing December 31,
  2001........................................      855,303       578,945        377,485
Payable in quarterly installments of $119,890,
  including interest at a fixed rate of 7.88%,
  maturing August 1, 2001, available credit
  line of $2,172,739 for software support
  maintenance.................................      379,827       268,998         64,927
Payable in monthly installments of $18,448,
  including interest of .125% above prime
  (8.62% at December 31, 1999), maturing June
  30, 2000....................................      323,716       102,340
Payable in monthly installments of $11,667,
  plus interest at a fixed rate of 8.05%,
  maturing July 1, 2000.......................      221,667        81,667
Payable in monthly installments of $23,235,
  including interest at a fixed rate of 7.42%,
  repaid January 1, 2000......................      273,634        23,235
Payable in monthly installments of $66,638,
  including interest at a fixed rate of 7.16%,
  maturing January 6, 2004....................                    969,314        818,790
Payable in monthly installments of $5,487,
  including interest of .25% above prime (8.0%
  at December 31, 1998), repaid in 1999.......       32,920
Payable in monthly installments of $3,875,
  including interest at .1875% above prime
  (8.68% at December 31, 1999) repaid in
  2000........................................       56,612        12,046
Payable in monthly installments of $4,000,
  plus interest at .25% above prime (8.0% at
  December 31, 1998 repaid in 1999............       16,000
Payable in monthly installments of $26,258,
  including interest at a fixed rate of
  6.511%, matures August 1, 2002..............    1,025,357       769,467        566,960

                                  TELECT, INC.

                                                      DECEMBER 31,
                                                -------------------------    SEPTEMBER 30,
                                                   1998           1999           2000
                                                -----------    ----------    -------------
                                                                              (UNAUDITED)
Payable in monthly installments of $12,661,
  including interest at a fixed rate of
  6.7536%, matures February 1, 2004...........      653,791       546,383        458,412
Payable in monthly installments of $160,715,
  including interest at a fixed rate of 5.70%,
  matures February 1, 2001....................      629,544       426,625        418,427
                                                -----------    ----------     ----------
                                                 10,334,386     8,026,761      5,706,614
Less current portion..........................    3,883,996     3,235,390      2,656,201
                                                -----------    ----------     ----------
                                                $ 6,450,390    $4,791,371     $3,050,413
                                                ===========    ==========     ==========

     Annual principal payments required on long-term debt are as follows:

               YEAR ENDING DECEMBER 31,
               ------------------------
          2000........................................  $3,235,390
          2001........................................   2,293,813
          2002........................................   1,783,006
          2003........................................     649,086
          2004........................................      65,466
                                                        ----------
                                                        $8,026,761
                                                        ==========

     Certain notes payable totaling $1,664,937 and $1,009,371 as of December 31,1999 and 1998, respectively, are secured by equipment, furniture and fixtures.

     Certain debt agreements contain debt covenants, including minimum working capital, minimum net worth, minimum cash flow coverage, maximum liabilities-to-stockholders' equity, and capital expenditure limitations. The Company's line of credit includes a covenant that restricts it from declaring any dividends on shares without the bank's prior written consent. The Company was in compliance with all covenants at December 31, 1999.

6. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company may be a party to various legal claims, actions and complaints. The Company believes that the disposition of these matters will not have a material adverse effect on the financial statements.

     The Company has noncancellable operating leases from related and unrelated parties for office, production and storage space and equipment expiring at various dates through September 2012. Certain leases allow the Company, at its option, to renew the leases for a period of five years.

                                  TELECT, INC.

     Future minimum payments required under operating leases at December 31, 1999, are as follows:

              YEAR ENDING DECEMBER 31,
              ------------------------
           2000......................................  $ 1,972,538
           2001......................................    1,718,247
           2002......................................    1,639,962
           2003......................................    1,609,106
           2004......................................    1,483,385
       Thereafter....................................   10,695,000
                                                       -----------
                                                       $19,118,238
                                                       ===========

     Total rent expense under noncancellable operating leases is approximately as follows:

                                              DECEMBER 31,
                                 --------------------------------------    SEPTEMBER 30,
                                    1997          1998          1999           2000
                                 ----------    ----------    ----------    -------------
                                                                            (UNAUDITED)
Related parties................  $  712,000    $1,380,000    $1,380,000     $1,035,000
Unrelated parties..............     633,000       671,375       754,511        603,628
                                 ----------    ----------    ----------     ----------
                                 $1,345,000    $2,051,375    $2,134,511     $1,638,628
                                 ==========    ==========    ==========     ==========

7. RELATED PARTY TRANSACTIONS

     Notes receivable due from stockholders represents construction advances on behalf of Jubilation Enterprises, LLC, a Washington limited liability company owned by majority stockholders of the Company, for construction of the Liberty Lake, Washington manufacturing facility which is leased by the Company from Jubilation Enterprises LLC. The Notes are due on demand and bear interest at rates ranging from 7% to 8% for the years ended December 31, 1998 and 1999.

     Notes payable to affiliates consisted of the following:

                                                           DECEMBER 31,
                                                     ------------------------
                                                        1998          1999
                                                     ----------    ----------
Payable on demand, interest at 8% due quarterly....  $   25,439    $   25,439
Payable monthly, interest at 8%....................   1,178,057            --
                                                     ----------    ----------
                                                      1,203,496        25,439
Less current portion...............................     265,614        25,439
                                                     ----------    ----------
                                                     $  937,882    $       --
                                                     ==========    ==========

     The Company's notes payable to affiliates are unsecured. Interest expense to affiliates was $35,000, $44,000 and $34,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     The Company's stockholders' agreement gives the Company the option, but not the obligation, upon death of a stockholder to purchase all or any part of the stock owned by the deceased stockholder as of the date of his or her death. The purchase price is determined by either mutual agreement of the parties, a current appraisal, or through a formula specified in the shareholders' agreement, depending on existing facts and circumstances. There is no requirement that the Company maintain any life insurance on the life of the stockholder.

                                  TELECT, INC.

     The Company has entered into split dollar life insurance agreements with irrevocable family trusts (the "Trusts"). These agreements provide for the partial payment of premiums on life insurance policies on the lives of certain principal stockholders, with a total death benefit of $13,000,000. The policies are owned by the Trusts. Under the terms of the agreements, the Company is entitled to policy proceeds equal to the amount of premium payments advanced. The receivable was $1,018,895, $1,242,405 and $1,432,619 (unaudited) at December 31, 1998 and 1999 and September 30, 2000, respectively.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the value:

     Cash, cash equivalents, accounts receivable and other current receivables

     The carrying value approximates fair value due to the short maturity of these instruments.

     Notes receivable

     The fair value of the Company's notes receivable with fixed interest rates is estimated by discounting future cash flows using current rates at which similar loans would be made with similar credit rating and maturities.

     Debt

     The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Carrying value of the variable rate debt approximates fair value.

     Interest rate swap agreements

     The fair value of the interest rate swaps is the amount at which they could be settled. The estimated fair values of the Company's financial instruments based on information available to management at December 31, 1999, are as follows:

                                          NOTIONAL      CARRYING        FAIR
                                           AMOUNT        VALUE         VALUE
                                         ----------    ----------    ----------
Fixed rate notes receivable............                $  798,364    $  790,470
Fixed rate debt........................                 7,325,619     7,382,244
Interest rate swap agreement...........  $7,000,000                      82,020

9. DISCONTINUED OPERATIONS

     Diversified Products Group

     During March 1999, the Company adopted plans to sell its Diversified Products Group. The division is accounted for as a discontinued operation and, accordingly, its operations are segregated in the accompanying income statement. Net sales, operating costs and expenses, and other income and expense for fiscal years 1999, 1998 and 1997 have been reclassified to segregate items associated with this discontinued division. The Company sold inventory and certain fixed assets with a book and estimated fair market value of approximately $2.8 million to the Company's previous Chief Financial Officer in exchange for 2,151,000 shares of the Company's common stock. No gain or loss was recognized on the sale of this division as the

                                  TELECT, INC.

fair value of shares received approximated the book value of the net assets of the division. The sale was closed on June 1, 1999.

     Telect Control Products

     During February 1998, the Company adopted plans to sell Telect Control Products. The division is accounted for as a discontinued operation and, accordingly, its operations are segregated in the accompanying income statement. Net sales, operating costs and expenses, and other income and expense for fiscal years 1999 and 1998 have been reclassified to segregate items associated with this discontinued division.

     On November 13, 1998, the Company completed the sale of the assets of the division to an unrelated party for a purchase price of $500,000, of which $100,000 was cash and the remaining $400,000 was a note receivable from buyer. The Company retained interest in several contracts associated with the disposed segment. All retained contracts should be completed in 2000.

     Sales and related gains (losses), net of taxes associated with the discontinued divisions for the prior three fiscal years were as follows:

                                           1997          1998           1999
                                        ----------    -----------    ----------
TELECT CONTROL PRODUCTS
Sales.................................  $4,416,347    $ 3,255,349    $  935,146
                                        ==========    ===========    ==========
Provision for estimated cost for
  completion of remaining contracts...  $       --    $  (378,236)   $ (106,329)
Income (loss) from operations.........     158,225     (1,651,553)      (73,836)
Loss on disposition of Telect Control
  Product division....................                   (542,883)
                                        ----------    -----------    ----------
Total gain (loss) from discontinued
  division............................  $  158,225    $(2,572,672)   $ (180,165)
                                        ==========    ===========    ==========
DIVERSIFIED PRODUCTS GROUP
Sales.................................  $8,496,631    $ 8,017,191    $3,761,869
                                        ==========    ===========    ==========
Loss from operations..................  $ (225,932)   $   (58,989)   $ (210,421)
Gain on disposition of Diversified
  Products Group......................                                  497,594
                                        ----------    -----------    ----------
Total gain (loss) from discontinued
  division............................  $ (225,932)   $   (58,989)   $  287,173
                                        ==========    ===========    ==========

                                  TELECT, INC.

     The components of net assets of discontinued operations included in the consolidated balance sheets are as follows:

                                                              DECEMBER 31,
                                                         -----------------------
                                                            1998         1999
                                                         ----------    ---------
TELECT CONTROL PRODUCTS
Cash...................................................  $       --    $      --
Accounts receivable trade, net.........................   1,424,414      673,253
Cost in excess of billings.............................       4,567
Other current assets...................................         150
Forward loss accrual...................................    (381,818)    (108,356)
Billings in excess of costs............................      (4,567)
Accounts payable.......................................    (191,287)
Accrued liabilities....................................     (53,668)     (19,448)
                                                         ----------    ---------
                                                         $  797,791    $ 545,449
                                                         ==========    =========

                                                                DECEMBER 31,
                                                                    1998
                                                                ------------
DIVERSIFIED PRODUCTS GROUP
Cash........................................................     $      350
Accounts receivable trade, net..............................        617,341
Miscellaneous receivables...................................            400
Inventory...................................................      2,524,606
Property, plant and equipment, net..........................        260,051
Accounts payable............................................       (393,888)
Accrued liabilities.........................................       (204,573)
                                                                 ----------
                                                                 $2,804,287
                                                                 ==========

10. PROFIT SHARING PLAN

     The Company has a qualified employee profit sharing 401(k) plan which covers substantially all employees who meet certain minimum age and service requirements. The Company's discretionary profit sharing contributions to the plan are determined annually by the Board of Directors and were $122,020, $120,000 and $0 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Eligible employees may elect to defer up to 12% of their compensation each year. The Company may make discretionary matching contributions equal to a percentage of each participant's elective deferrals for the plan year. The matching percentage is determined annually by the plan sponsor. The Company's matching contributions for the years ended December 31, 1997, 1998 and 1999, were $588,002, $735,549 and $834,942, respectively.

11. PRO FORMA INCOME TAXES (UNAUDITED)

     The Company has elected to be a Subchapter S corporation, and therefore, its federal taxable income and certain state taxable income has been reported on the shareholders' individual income tax returns. The Company's subsidiary operations in Mexico are subject to taxation in Mexico.

                                  TELECT, INC.

     In connection with the IPO (see Note 2), the Company's Subchapter S corporation status will terminate and it will become subject to federal and state income taxes applicable to Subchapter C corporations. The consolidated statements of income reflect a pro forma provision (benefit) for all periods for federal and state taxes, as if the consolidated group had been subject to taxation as a Subchapter C corporation at effective tax rates of 36.5%, 36.2%, and 37.4% for 1997, 1998, and 1999, respectively.

     The difference between the effective rate and the statutory rate of 35.0% is as follows:

                                                          1997      1998      1999
                                                          ----      ----      ----
Statutory tax rate......................................  35.0%     35.0%     35.0%
State taxes (net of federal benefit)....................   2.0       2.0       2.0
Research & experimentation credit.......................  (1.2)     (1.3)     (0.6)
Foreign taxes...........................................   0.0       0.0       0.9
Other...................................................   0.7       0.5       0.1
                                                          ----      ----      ----
Effective rate..........................................  36.5%     36.2%     37.4%
                                                          ====      ====      ====

     Upon termination of the Subchapter S corporation status, and based upon management's determination that it is more likely than not that deferred tax assets will be realized, the Company will record increases in net deferred tax assets and liabilities and an accompanying one-time tax benefit to reflect the differences between the financial statement and income tax bases of the assets and liabilities at Subchapter C corporation rates.

     If the Subchapter S corporation status had been terminated on September 30, 2000, deferred tax assets and liabilities for each temporary difference would have been increased to the following amounts:

DEFERRED TAX LIABILITIES:
Basis differential in property, plant and
  equipment..........................................  $(1,706,798)
Other................................................      (71,330)
                                                       -----------
  Total deferred tax liabilities.....................  $(1,778,128)
                                                       ===========
DEFERRED TAX ASSETS:
Inventory............................................  $   993,064
Accrued expenses.....................................      507,965
Allowance for bad debts..............................      463,286
                                                       -----------
  Total deferred tax assets..........................  $ 1,964,315
                                                       ===========
  Net deferred tax assets............................  $   186,187
                                                       ===========

12. SEGMENT REPORTING

     Telect operates in the global telecommunications industry and has four reportable segments: Broadband Connectivity (DSX, fiber optic connectivity and mainframe termination products), Power Distribution (power distribution panels, battery distribution fuse bays and protector blocks and panels), Control Products (security systems) and Diversified Products (custom cable assemblies). These segments were identified around differences in product groups and services. Additionally, the Control Products and Diversified Products segments have been discontinued.

     Broadband Connectivity products are used to interconnect copper, coaxial cable and fiber optic devices used in the telecommunications industry. These products include specialized and

                                  TELECT, INC.

patented switching jacks, interoffice repeaters, electrical to optical converters, fiber optic polishing, fiber and copper cable management and protection systems. Power Distribution products direct or distribute power from a power source to various loads or end uses. Products in this segment include filtered and non-filtered fuse panels, battery distributed fused bays, protector blocks and panels, and circuit breaker panels. Control Products design, manufacture and install physical access control systems for prisons. This segment was sold in late 1998. Diversified Products manufactured custom electrical cabling. This segment was sold in 1999.

     The "management approach" called for by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," has been used to present the segment information which follows. That approach is based upon the way management organizes segments within an enterprise for making operating decisions and assessing performance. Accounting policies used by the segments are the same as those described in Note 3.

     Intersegment sales were not significant. The following costs are not allocated to segment results:

     - Selling, general and administrative expenses;

     - Interest income; and

     - Other non-operating income or expense.

     Corporate assets consist primarily of cash, leasehold improvements, furniture and fixtures, data processing software and intangibles. Capital expenditures do not include amounts arising from the purchase of businesses.

     No single foreign country has property and equipment which is material enough to warrant disclosure. Sales to one customer amounted to 17.3% (92.3% broadband and 7.7% power), 10.4% (83.2% broadband and 16.8% power) and 9.4% (91.4% broadband and 8.6%

                                  TELECT, INC.

power) of Telect's consolidated sales in 1997, 1998 and 1999, respectively. No other single customer accounted for more than ten percent of Telect's consolidated sales.


                                                                               UNALLOCATED
                        BROADBAND        POWER       CONTROL    DIVERSIFIED        AND
 SEGMENT INFORMATION   CONNECTIVITY   DISTRIBUTION   PRODUCTS    PRODUCTS     ADJUSTMENTS(1)    CONSOLIDATED
 -------------------   ------------   ------------   --------   -----------   --------------   --------------
                                                           (IN THOUSANDS)
1997
  External sales.....    $ 76,199       $ 6,659      $ 4,416      $8,497         $(12,913)        $ 82,858
  Depreciation &
    amortization.....       1,444           123           --          --              904            2,471
  Operating income...      31,187         2,344           --          --          (22,292)          11,239
  Capital
    expenditures.....       5,586           477          536         802            2,160            9,561
  Total assets.......      28,320         2,412        2,719       4,066           10,952           48,469
1998
  External sales.....     102,900        11,680        3,255       8,017          (11,272)         114,580
  Depreciation &
    amortization.....       2,844           240           --          --            1,007            4,091
  Operating income...      44,215         3,713           --          --          (29,385)          18,543
  Capital
    expenditures.....       3,727           316          110         262              947            5,362
  Total assets.......      48,343         4,091        1,429       3,403           12,283           69,549
1999
  External sales.....     149,558        18,694          935       3,762           (4,697)         168,252
  Depreciation &
    amortization.....       3,032           282           --          --              836            4,150
  Operating income...      69,956         7,186           --          --          (39,350)          37,792
  Capital
    expenditures.....       4,474           416           49          --            1,185            6,124
  Total assets.......      60,886         5,657          673          --           16,131           83,347



               GEOGRAPHICAL INFORMATION                    1997        1998        1999
               ------------------------                   -------    --------    --------
                                                                  (IN THOUSANDS)
SALES
  Inside the United States............................    $81,988    $ 97,319    $144,143
  Outside the United States...........................        870      17,261      24,109
                                                          -------    --------    --------
    Total.............................................    $82,858    $114,580    $168,252
                                                          =======    ========    ========
NON-CURRENT ASSETS
  Inside the United States............................               $ 17,440    $ 18,781
  Outside the United States...........................                    615       1,397
                                                                     --------    --------
    Total.............................................               $ 18,055    $ 20,178
                                                                     ========    ========


-------------------------

(1) The eliminations of external sales represent sales in the discontinued segments of Control Products and Diversified Products.

                                  TELECT, INC.

                           BROADBAND        POWER       CONTROL    DIVERSIFIED     UNALLOCATED
  SEGMENT INFORMATION     CONNECTIVITY   DISTRIBUTION   PRODUCTS    PRODUCTS     AND ADJUSTMENTS   CONSOLIDATED
  -------------------     ------------   ------------   --------   -----------   ---------------   ------------
                                                             (IN THOUSANDS)
NINE MONTHS ENDED
  SEPTEMBER 30, 1999
  (UNAUDITED)
  External sales........    $106,282       $12,685           --          --         $     --         $118,967
  Operating income......      51,788         4,708           --          --          (27,960)          28,536
  Total assets..........      63,786         4,701                                    11,531           80,018

NINE MONTHS ENDED
  SEPTEMBER 30, 2000
  (UNAUDITED)
  External Sales........     170,527        31,270           --          --               --          201,797
  Operating income......      80,297        12,964           --          --          (43,416)          49,845
  Total assets..........      93,440        11,274           --          --           26,546          131,260


13. SUBSEQUENT EVENTS

Acquisitions:

     On February 29, 2000, the Company purchased more than 99% of the outstanding common stock of Zaklady Elektroniczne ELWRO S.A. (ELWRO) in Wroclaw, Poland for $3,142,000. Acquired assets and liabilities primarily consisted of property and equipment ($1,912,000), inventory ($275,000), other current assets ($1,659,000) and account payables and accruals ($704,000). The purchase gave the Company ownership of all ELWRO assets, including the manufacturing plant, equipment, and existing product lines. ELWRO offers advanced mold and tool design, manufacturing and maintenance, injection molding, metal fabrication, and engineering services to eastern and western European markets. The transaction was accounted for under the purchase method of accounting.

     On March 6, 2000, the Company purchased the assets of the Telzon(TM) product line from Thomas & Betts Corporation for approximately $10,047,000, subject to a post closing adjustment. The assets consisted primarily of inventory (5,004,000), patents and trademarks (5,417,000) and equipment (266,000). Additionally, the Company assumed $640,000 of noncancellable purchase commitments. Telzon products include analog and digital copper cross-connect and mainframe terminal block connectivity products.

Line of Credit (unaudited):

     On September 27, 2000, the Company amended its line of credit agreement by increasing the line from $20,000,000 to $35,000,000 and extending the maturity date to May 1, 2001.

Authorized Shares (unaudited):

     On July 18, 2000, the Company amended its Articles of Incorporation to change the authorized number of shares of all classes of stock of the Company to 500,000,000 shares, consisting of 400,000,000 shares of common stock with a par value of $0.001 per share and 100,000,000 shares of preferred stock with a par value of $0.001 per share after giving effect to the 1,000-for-1 stock split.

                                  TELECT, INC.

Stock Plans (unaudited):

     2000 Employee Stock Purchase Plan

     The Company adopted the 2000 Employee Stock Purchase Plan (the ESPP) on August 24, 2000. The ESPP will be implemented upon the effectiveness of an IPO. The ESPP is intended to qualify under Section 423 of the Code, and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year. In addition, owners of 5% or more of the Company's or subsidiary's common stock may not participate in the ESPP. An aggregate of 6,458,500 shares of common stock are authorized for issuance under the ESPP.

     The ESPP will be implemented with six-month offering periods, the first such period to commence upon the effectiveness of an IPO. Thereafter, offering periods will begin on each February 1 and August 1. The price of common stock purchased under the ESPP will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. No shares have been issued under the ESPP.

     2000 Equity Incentive Plan

     On August 24, 2000, the Board of Directors approved the implementation of the 2000 Equity Incentive Plan (the Plan). The Plan provides employees an opportunity to purchase shares of stock pursuant to options which may qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and employees, outside directors, and consultants of the Company an opportunity to purchase shares of stock pursuant to options which are not described in Section 422 of the Code (nonqualified stock options). 12,917,000 shares of stock were originally reserved for the grant of options or the issuance of stock under the Plan. On August 30, 2000, the Company granted options for 3,219,300 shares with an exercise price of $11 per share to employees and directors under the terms of the Plan. The options vest over four years, 25% per year from the date of grant and expire 6 years from the date of grant; however, some of the options are immediately exercisable and subject to repurchase by the Company subject to the same four year vesting schedule. The Company will account for the grants under the provisions of APB 25. The Company believes that these options were issued at fair market value. The Company may grant stock options to international employees and newly hired domestic employees in the near term.

     UNTIL                , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                 [TELECT LOGO]


                               12,000,000 SHARES


                                  COMMON STOCK

                           DEUTSCHE BANC ALEX. BROWN

                                   CHASE H&Q

                           U.S. BANCORP PIPER JAFFRAY

                                   PROSPECTUS

                                            , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.


Securities and Exchange Commission registration fee.........  $   40,076
NASD filing fee.............................................      15,680
Nasdaq National Market Listing fee..........................      95,000
Blue sky qualification fees and expenses....................      10,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     750,000
Accounting fees and expenses................................     300,000
Transfer agent and registrar fees...........................       3,500
Miscellaneous...............................................     185,744
                                                              ----------
  Total.....................................................   1,600,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under some circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) provide for indemnification of the Registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Registrant for such purpose. Such insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of the Registrant out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The Registrant's Amended and Restated Articles of Incorporation contain provisions implementing, to the fullest extent permitted by Washington law, as applicable, such limitations on a director's liability to the registrant and its shareholders. The Registrant will enter into indemnification agreements with its officers and directors to indemnify them against certain liabilities arising out of their service as officers and directors, as applicable, and to advance expenses to defend claims subject to indemnification.

     Reference is also made to the Form of Underwriting Agreement to be filed as
Exhibit 1.1 to this registration statement for certain provisions regarding indemnification of officers and directors of the Registrant by the Underwriters and cross-indemnification provisions by the Registrant of officers, directors and agents of the Underwriter.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 1.1*      Form of Underwriting Agreement
 2.1**     Asset Purchase Agreement by and between Thomas & Betts
           Corporation, Thomas & Betts International, Inc. and Telect,
           Inc. dated March 6, 2000
 2.2**     Agreement re Final Closing Date Pro Forma Asset Value List
           and Related Total Value by and between Thomas & Betts
           Corporation, Thomas & Betts International, Inc. and Telect,
           Inc. dated August 16, 2000.
 2.3**     Settlement Agreement and Mutual Release by and between
           Thomas & Betts Corporation, Thomas & Betts International,
           Inc. and Telect, Inc. dated August 16, 2000.
 3.1**     Form of Registrant's Amended and Restated Articles of
           Incorporation
 3.2**     Form of Registrant's Amended and Restated Bylaws
 4.1       Form of Registrant's Specimen Common Stock Certificate
 5.1       Opinion of Paine Hamblen Coffin Brooke & Miller LLP
10.1**     Office Building Triple Net Lease between Bill B. Williams,
           Jr., and Judith A. Williams and Telect, Inc. dated February
           28, 1990.
10.2**     Amendment No. 1 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated January 20, 1993.
10.3**     Amendment No. 2 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated June 1, 1993.
10.4**     Amendment No. 3 to Office Building Triple Net Leases between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated June 13, 1994.
10.5**     Amendment No. 4 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated October 10th, 1997.
10.6**     Amendment No. 5 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated August 23, 2000.
10.7**     Madsen Building Triple Net Lease between Jubilation
           Enterprises, LLC and Telect, Inc. dated August 23, 2000.
10.8**     Lease between Pentzer Development Corporation and Telect,
           Inc. for lease of East Center Bay and West Center Bay of
           Building #5 and West Bay and West Center Bay of Building #12
           of Spokane Industrial Park, 3808 North Sullivan Road,
           Spokane, Washington dated July 5, 1995.
10.9**     First Amendment to Lease between Crown West Realty (formerly
           Pentzer) and Telect, Inc. for lease of East Center Bay and
           West Center Bay of Building #5 and West Bay and West Center
           Bay of Building #12 of Spokane Industrial Park, 3808 North
           Sullivan Road, Spokane, Washington dated October 23, 1996.
10.10**    Second Amendment to Lease between Crown West Realty
           (formerly Pentzer) and Telect for lease of East Center Bay and West Center Bay of Building #5 and West Bay and West
           Center Bay of Building #12 of Spokane Industrial Park, 3808
           North Sullivan Road, Spokane, Washington dated March 17,
           1997.
10.11**    Industrial Lease between Crown West Realty and Telect, Inc.
           for lease of property in the West Bay of Building #16,
           located at 3808 N. Sullivan Road, Spokane, Washington dated
           June 9, 2000.
10.12**    Lease between Omnitrition de Mexico, S.A. de C.V. and Telect de Mexico, S.A. de C.V. with the assistance of Telect, Inc.
           for lease of property located at ECOPARK industrial park,
           located on the Juan Gil Preciado Road, 3 kilometers on the
           Zapopan-Tesistan highway, in the Municipality of Zapopan,
           Jalisco dated January 25, 1999.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.13**    Lease between Omnilife Manufactura, S.A. de C.V. and Telect de Mexico S.A. de C.V. for lease of property located at the
           ECOPARK Parque de Tecnologia y Negocios, industrial park,
           located at Calzada Juan Gil Preciado (road to Tesistan) No.
           2450 in the Municipality of Zapopan, Jalisco, and industrial bays 3 and 4 dated May 8, 2000.
10.14**    Lease Agreement between Moacyr Theodoro de Carvalho and
           Telect do Brasil Ltda. for lease of property in Brazil dated
           January 27, 2000.
10.15**    Business Loan Agreement between Bank of America NT&SA doing business as Seafirst Bank and Telect, Inc. dated March 1,
           1999.
10.16**    Loan Modification Agreement between Bank of America, N.A.
           and Telect, Inc. regarding increase in maximum principal
           amount of Telect, Inc.'s line of credit to $30,000,000.
10.17**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Bill B. Williams Jr. with The Northwestern Mutual
           Life Insurance Company in a face amount of $2,500,000.
10.18**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Judith A. Williams with The Northwestern Mutual
           Life Insurance Company in a face amount of $2,500,000.
10.19**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Bill B. Williams Jr. and Judith A. Williams with
           The Northwestern Mutual Life Insurance Company in a face
           amount of $5,000,000.
10.20**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Wayne and Terina Williams Family Irrevocable Trust dated
           December 28, 1995 insuring Wayne E. Williams and Terina J.
           Williams with Manulife in a face amount of $1,500,000.
10.21**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Wayne and Terina Williams Family Irrevocable Trust dated
           December 28, 1995 insuring Wayne E. Williams and Terina J.
           Williams with Jefferson Pilot in a face amount of
           $1,500,000.
10.22**    Form of Covenant of Confidentiality executed by Registrant's senior executives
10.23**    2000 Equity Incentive Plan
10.23.1**  Appendix A to 2000 Equity Incentive Plan
10.23.2**  Amendment No. 1 to 2000 Equity Incentive Plan
10.23.3    Form of 2000 Equity Incentive Plan Stock Option Agreement
           (Vesting).
10.23.4    Form of 2000 Equity Incentive Plan Stock Option Agreement
           (Immediately Exercisable).
10.24**    2000 Employee Stock Purchase Plan
10.24.1**  Amendment No. 1 to 2000 Employee Stock Purchase Plan
10.25**    Form of Directors' and Officers' Indemnification Agreement
10.26**    Performance Incentive Plan
10.27**    Triple Net Lease by and between Jubilation Enterprises, LLC and Telect, Inc. dated August 24, 2000.
10.28**    First Amendment to Triple Net Lease by and between
           Jubilation Enterprises, LLC and Telect, Inc. dated September
           26, 2000.
10.29**    Form of Confidentiality and Intellectual Property Agreement.
10.30*     Form of Tax Indemnification Agreement between Telect, Inc.
           and each shareholder.
10.31      Form of Promissory Note to be entered into in connection
           with S Corporation distribution.
21.1**     List of Subsidiaries of the Registrant
23.1       Consent of Deloitte & Touche LLP
23.2       Consent of Paine, Hamblen, Coffin, Brooke & Miller LLP
           (included in Exhibit 5.1)
24.1**     Power of Attorney (contained on the signature page of this
           Registration Statement)
27.1**     Financial Data Schedule

-------------------------
 * To be filed by amendment.

** Previously filed.

     (b) Financial Statement Schedule
         Schedule II --  Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, County of Spokane, State of Washington, on the 30th day of October, 2000.


                                      TELECT, INC.

                                      By:      /s/ WAYNE E. WILLIAMS
                                        ----------------------------------------
                                                   Wayne E. Williams
                                         President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                      TITLE                      DATE
                      ---------                                      -----                      ----

                          *                                  Chairman of the Board        October 30, 2000
-----------------------------------------------------
                Bill B. Williams, Jr.

                          *                               Vice-Chairman of the Board,     October 30, 2000
-----------------------------------------------------       Secretary and Treasurer
                 Judith A. Williams

                /s/ WAYNE E. WILLIAMS                    President and Chief Executive    October 30, 2000
-----------------------------------------------------    Officer, Director (Principal
                  Wayne E. Williams                           Executive Officer)

                          *                              Vice President of Finance and    October 30, 2000
-----------------------------------------------------  Information Technology (Principal
                 Stanley E. Hilbert                    Financial and Accounting Officer)

                          *                                        Director               October 30, 2000
-----------------------------------------------------
                  Thomas C. Simpson

                          *                                        Director               October 30, 2000
-----------------------------------------------------
                 Samuel L. Hayes III

                          *                                        Director               October 30, 2000
-----------------------------------------------------
                  Walter M. Oliver

             *By: /s/ WAYNE E. WILLIAMS
  ------------------------------------------------
                  Wayne E. Williams
                  Attorney-in-fact

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

Board of Directors
Telect, Inc.
Spokane, Washington

     We have audited the consolidated balance sheets for Telect, Inc. (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated March 24, 2000; (included elsewhere in this Registration Statement Form S-1). Our audits also included the consolidated financial statement schedule for each of the three years in the period ended December 31, 1999, listed in Item 14 of this Registration Statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Seattle, Washington
March 24, 2000

                                  TELECT, INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE AT       ADDITIONS
                                     BEGINNING OF   CHARGED TO COSTS                   BALANCE AT END
          CLASSIFICATION                PERIOD        AND EXPENSES     DEDUCTIONS(1)     OF PERIOD
          --------------             ------------   ----------------   -------------   --------------
Description:
Year ended December 31, 1997.......
  Reserves and Allowances deducted
     from asset accounts:
     Allowances for doubtful
       amounts.....................   $  125,000       $   50,991       $   25,991       $  150,000
     Allowance for inventory
       obsolescence................      720,008        1,319,123          543,200        1,495,931
Year ended December 31, 1998
  Reserves and Allowances deducted
     from asset accounts:
     Allowances for doubtful
       amounts.....................      150,000          263,414           13,414          400,000
     Allowance for inventory
       obsolescence................    1,495,931        2,851,658        1,266,648        3,080,941
Year ended December 31, 1999
  Reserves and Allowances deducted
     from asset accounts:
     Allowances for doubtful
       amounts.....................      400,000          205,674          116,255          489,419
     Allowance for inventory
       obsolescence................    3,080,941        5,066,311        3,747,604        4,399,648
  Other Reserves and Allowances
     Warranty Reserve..............           --          300,000               --          300,000

-------------------------
(1) Amounts written off, net of recoveries

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 1.1*      Form of Underwriting Agreement
 2.1**     Asset Purchase Agreement by and between Thomas & Betts
           Corporation, Thomas & Betts International, Inc. and Telect,
           Inc. dated March 6, 2000
 2.2**     Agreement re Final Closing Date Pro Forma Asset Value List
           and Related Total Value by and between Thomas & Betts
           Corporation, Thomas & Betts International, Inc. and Telect,
           Inc. dated August 16, 2000.
 2.3**     Settlement Agreement and Mutual Release by and between
           Thomas & Betts Corporation, Thomas & Betts International,
           Inc. and Telect, Inc. dated August 16, 2000.
 3.1**     Form of Registrant's Amended and Restated Articles of
           Incorporation
 3.2**     Form of Registrant's Amended and Restated Bylaws
 4.1       Form of Registrant's Specimen Common Stock Certificate
 5.1       Opinion of Paine Hamblen Coffin Brooke & Miller LLP
10.1**     Office Building Triple Net Lease between Bill B. Williams,
           Jr., and Judith A. Williams and Telect, Inc. dated February
           28, 1990.
10.2**     Amendment No. 1 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated January 20, 1993.
10.3**     Amendment No. 2 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated June 1, 1993.
10.4**     Amendment No. 3 to Office Building Triple Net Leases between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated June 13, 1994.
10.5**     Amendment No. 4 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated October 10th, 1997.
10.6**     Amendment No. 5 to Office Building Triple Net Lease between
           Bill B. Williams, Jr. and Judith A. Williams and Telect,
           Inc. dated August 23, 2000.
10.7**     Madsen Building Triple Net Lease between Jubilation
           Enterprises, LLC and Telect, Inc. dated August 23, 2000.
10.8**     Lease between Pentzer Development Corporation and Telect,
           Inc. for lease of East Center Bay and West Center Bay of
           Building #5 and West Bay and West Center Bay of Building #12
           of Spokane Industrial Park, 3808 North Sullivan Road,
           Spokane, Washington dated July 5, 1995.
10.9**     First Amendment to Lease between Crown West Realty (formerly
           Pentzer) and Telect, Inc. for lease of East Center Bay and
           West Center Bay of Building #5 and West Bay and West Center
           Bay of Building #12 of Spokane Industrial Park, 3808 North
           Sullivan Road, Spokane, Washington dated October 23, 1996.
10.10**    Second Amendment to Lease between Crown West Realty
           (formerly Pentzer) and Telect for lease of East Center Bay and West Center Bay of Building #5 and West Bay and West
           Center Bay of Building #12 of Spokane Industrial Park, 3808
           North Sullivan Road, Spokane, Washington dated March 17,
           1997.
10.11**    Industrial Lease between Crown West Realty and Telect, Inc.
           for lease of property in the West Bay of Building #16,
           located at 3808 N. Sullivan Road, Spokane, Washington dated
           June 9, 2000.
10.12**    Lease between Omnitrition de Mexico, S.A. de C.V. and Telect de Mexico, S.A. de C.V. with the assistance of Telect, Inc.
           for lease of property located at ECOPARK industrial park,
           located on the Juan Gil Preciado Road, 3 kilometers on the
           Zapopan-Tesistan highway, in the Municipality of Zapopan,
           Jalisco dated January 25, 1999.
10.13**    Lease between Omnilife Manufactura, S.A. de C.V. and Telect de Mexico S.A. de C.V. for lease of property located at the
           ECOPARK Parque de Tecnologia y Negocios, industrial park,
           located at Calzada Juan Gil Preciado (road to Tesistan) No.
           2450 in the Municipality of Zapopan, Jalisco, and industrial bays 3 and 4 dated May 8, 2000.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.14**    Lease Agreement between Moacyr Theodoro de Carvalho and
           Telect do Brasil Ltda. for lease of property in Brazil dated
           January 27, 2000.
10.15**    Business Loan Agreement between Bank of America NT&SA doing business as Seafirst Bank and Telect, Inc. dated March 1,
           1999.
10.16**    Loan Modification Agreement between Bank of America, N.A.
           and Telect, Inc. regarding increase in maximum principal
           amount of Telect, Inc.'s line of credit to $30,000,000.
10.17**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Bill B. Williams Jr. with The Northwestern Mutual
           Life Insurance Company in a face amount of $2,500,000.
10.18**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Judith A. Williams with The Northwestern Mutual
           Life Insurance Company in a face amount of $2,500,000.
10.19**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Williams Family Irrevocable Trust dated July 1, 1994
           insuring Bill B. Williams Jr. and Judith A. Williams with
           The Northwestern Mutual Life Insurance Company in a face
           amount of $5,000,000.
10.20**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Wayne and Terina Williams Family Irrevocable Trust dated
           December 28, 1995 insuring Wayne E. Williams and Terina J.
           Williams with Manulife in a face amount of $1,500,000.
10.21**    Split-Dollar Insurance Agreement between Telect, Inc. and
           Wayne and Terina Williams Family Irrevocable Trust dated
           December 28, 1995 insuring Wayne E. Williams and Terina J.
           Williams with Jefferson Pilot in a face amount of
           $1,500,000.
10.22**    Form of Covenant of Confidentiality executed by Registrant's senior executives
10.23**    2000 Equity Incentive Plan
10.23.1**  Appendix A to 2000 Equity Incentive Plan
10.23.2**  Amendment No. 1 to 2000 Equity Incentive Plan
10.23.3    Form of 2000 Equity Incentive Plan Stock Option Agreement
           (Vesting)
10.23.4    Form of 2000 Equity Incentive Plan Stock Option Agreement
           (Immediately Exercisable)
10.24**    2000 Employee Stock Purchase Plan
10.24.1**  Amendment No. 1 to 2000 Employee Stock Purchase Plan
10.25**    Form of Directors' and Officers' Indemnification Agreement
10.26**    Performance Incentive Plan
10.27**    Triple Net Lease by and between Jubilation Enterprises, LLC and Telect, Inc. dated August 24, 2000.
10.28**    First Amendment to Triple Net Lease by and between
           Jubilation Enterprises, LLC and Telect, Inc. dated September
           26, 2000.
10.29**    Form of Confidentiality and Intellectual Property Agreement.
10.30*     Form of Tax Indemnification Agreement to be entered into by and between the Registrant and each Shareholder.
10.31      Form of Promissory Note to be entered into by and between
           the Registrant and each shareholder.
21.1**     List of Subsidiaries of the Registrant
23.1       Consent of Deloitte & Touche LLP
23.2       Consent of Paine, Hamblen, Coffin, Brooke & Miller LLP
           (included in Exhibit 5.1)
24.1**     Power of Attorney (contained on the signature page of this
           Registration Statement)
27.1**     Financial Data Schedule


-------------------------
*  To be filed by amendment.

** Previously filed.